CN

DRIVEN

2025 ANNUAL REPORT


2928
EF-644p



Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP).

Certain statements included in this annual report constitute "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals" or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors, which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks; and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States (U.S.). Reference should also be made to the discussion of business risks in CN's Management's Discussion and Analysis (MD&A) in this annual report as well as the Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators and available on CN's website for a description of major risk factors relating to CN.

The achievement of CN's climate goals is subject to several risks and uncertainties, including those disclosed in the MD&A. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this annual report.

As used herein, "Company" or "CN" refers to Canadian National Railway Company and, as the context requires, its wholly owned subsidiaries.

PICTURED (ABOVE):
After a crew change in Jasper, AB, freight continues moving on CN's network.

PICTURED (FRONT AND BACK COVER):
CN railroaders, including Locomotive Engineer **Jean-François Daigle**,
are resilient and driven to deliver in all conditions.
Photo by CN Conductor **David Mira-Landry**, Villeroy, QC.


2100

TABLE OF CONTENTS

II About CN

IV Letter from the Chair

VI Letter from the CEO

VIII Sustain and Build Service Excellence

XIII Grow Our Business

XX Grow Our People

XXV Board of Directors

XXVII Executive Officers

XXVIII Shareholder and Investor Information

FINANCIAL SECTION

1 Selected Railroad Statistics – unaudited

2 Management's Discussion and Analysis

67 Management's Report on Internal Control over Financial Reporting

68 Report of Independent Registered Public Accounting Firm

71 Consolidated Financial Statements

76 Notes to the Consolidated Financial Statements

ABOUT CN


Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Edmonton
Kamloops
Calgary
Vancouver

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada's Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

CN'S 2025 PERFORMANCE

CN delivered a strong performance against a backdrop of significant volatility and a challenging macro-economic environment. CN acted decisively, and our railroaders focused on what was in our control: operational efficiency and productivity; service consistency; rigorous cost management; commercial intensity; and strategic capital allocation. Our actions reflected disciplined execution across the business and resulted in earnings growth even as macro conditions remained weak and tariffs continued to pressure key markets. This approach will continue to position CN to respond quickly as volumes shift and to drive sustainable long-term value for our customers and shareholders through all economic cycles.

Revenues

$17.3B

(up 2%[1])

Diluted earnings per share (EPS)

$7.57

(up 8%[1])

Adjusted diluted EPS

$7.63[2]

(up 7%[1])

[1] Versus 2024.

[2] This non-GAAP measure does not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. See the section entitled *Non-GAAP measures – Adjusted performance measures* in Management's Discussion and Analysis (MD&A) included in this annual report for an explanation of this non-GAAP measure.

NOTE: Operating measures on Page IX are unaudited and based on estimated data available at this time and are subject to change as more complete information becomes available.

Our network advantage

Connecting producers and customers with markets across North America and globally through ports on three coasts.



Saskatoon
Regina
Winnipeg
Thunder Bay
Sault Ste. Marie
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Halifax
Saint John
Montreal
Auburn
Chippewa Falls
Minneapolis/St. Paul
Stevens Point
Green Bay
Arcadia
Fond du Lac
Toronto
Sarnia
Syracuse
Worcester
Buffalo
New London
Detroit
Conneaut
Sioux City
Toledo
Joliet
Chicago
Pittsburgh
Omaha
East Peoria
Indianapolis
Springfield
Decatur
East St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
Gulfport
New Orleans
CN main lines
Secondary and feeder lines
Shortline partners
Ports served by CN

LETTER FROM THE CHAIR



Amid today's uncertain global economy and potential industry transformation, shareholders rightly ask how CN will differentiate itself and sustain growth. The answer lies in the distinct strength of our franchise and privileged assets.

CN's transcontinental network connects North America to global markets. CN stretches across Canada from the Pacific to the Atlantic coasts with the best direct access to ports, and reaches deep into the U.S. heartland to the Gulf Coast. Our network sits atop of a rich resource base with in-demand commodities that we efficiently and reliably transport to local, regional and overseas markets. This extensive reach and diversified portfolio of goods reduce reliance on any single economic driver, ensuring resilience and adaptability. Through all market cycles and shifting trade dynamics, CN is positioned to deliver sustainable growth, and our Board is firmly focused on creating long-term value for our shareholders.

Fully leveraging our network advantage

The Board exercises oversight of CN's strategy with a view to ensure that management is effectively leveraging our network advantages, navigating market uncertainty, and pursuing opportunities aimed at driving strong business performance and premium growth. We are confident in the Company's direction.

Over the past year, the Board has supported initiatives that strengthen CN's competitive position and align our network with customer needs. The Board is providing stewardship to management on strategic investments that enhance the value of our network, resources and assets while maintaining strong free cash flow generation, profitable top-line growth and disciplined capital allocation.

Risk oversight also remains a core priority. The Board actively monitors CN's top risks, reviewing trends, key drivers and mitigation actions. Board members and management remain aligned through ongoing discussions that reinforce CN's strong risk culture while supporting long-term strategic priorities.

We also ensured that sustainability initiatives advanced, including our foremost priority of safety for our people, our customers and the communities we serve. We continue to focus on minimizing our environmental impact by improving efficiency and reducing the emissions intensity of our operations. CN's ongoing success also relies on our team of skilled railroaders. We are committed to supporting the leadership, training and resources necessary for continuous improvement. Through focused talent development and succession planning, the Board ensures the leadership capabilities required to execute CN's long-term strategy.

Supporting long-term value creation

As a Board, we continue to strengthen our collective expertise and deepen our understanding of trends shaping CN's future. In 2025, we were pleased to welcome Ms. Madeleine Paquin to the Board of Directors. As an accomplished logistics and supply chain executive, Madeleine brings significant insight into international trade and global shipping, enhancing the Board's strategic oversight. The Board's engagement extends across our network. By listening directly to customers and maintaining open dialogue with key stakeholders, we stay closely aligned with current and emerging needs that can help position CN to capture valuable opportunities today and in the future. The Board and management also advocate for increased competition in our industry, which is imperative and in the best interests of our customers, shareholders and the economy.

> "The Board exercises oversight of CN's strategy with a view to ensure that management is effectively leveraging our network advantages, navigating market uncertainty, and pursuing opportunities aimed at driving strong business performance and premium growth.

Sharing appreciation

On behalf of the Board of Directors, I want to thank our employees, our customers, our shareholders and the communities we serve for your continued support. We value the dedication of our railroaders and the trust you place in CN. With our network reach and resilient team, CN is ready for what's ahead and focused on driving sustainable growth.

We also take this opportunity to extend our heartfelt thanks to Ms. Margaret McKenzie, who is retiring this year as a Director of CN. Since joining the Board in 2020, Margaret has brought steadfast dedication and a thoughtful perspective to CN. We are grateful for her insightful contributions and for the lasting impact of her service.

We invite you to join us at our Annual Meeting of Shareholders, which will be held online on May 1, 2026.

Shauneen Bruder
Chair of the Board

Governance and sustainability leadership recognition

CN is honoured to be recognized for governance and sustainability best practices. The 2025 *Globe and Mail's* Report on Business evaluated the work of Canada's corporate boards using a rigorous set of governance criteria, and CN's Board of Directors earned a third-place ranking among 206 companies listed on the S&P/TSX Composite Index. We earned a notable score from the global environmental nonprofit CDP for our commitment to corporate transparency and performance on tracking climate change. We have been included in the latest Dow Jones Best-in-Class World Index and the Dow Jones Best-in-Class North American Index for the 13th and 16th consecutive years. This recognition demonstrates that our sustainability strategy continues to align with stakeholder expectations, including the delivery of consistent, transparent and comprehensive disclosures.



LETTER FROM THE CEO

CN is driven to deliver value for customers and shareholders through all economic cycles. In a challenging demand environment, we acted decisively with a relentless focus on what is in our control: operational efficiency, service quality, cost management and nimbleness in capturing opportunities for our customers. That discipline helped us navigate market headwinds and positions us well for when volume growth is more robust. I am proud of what our railroaders delivered, and how they delivered it.

Safety is our core value

Last year, we recorded the lowest injury frequency ratio in CN's history. We will keep building on that progress because ensuring our railroaders return home safely is our highest priority. We stay vigilant, we look out for each other, and we keep strengthening our safety culture. We are also taking targeted actions to reduce high-risk exposures and embed safety even deeper into daily routines.

Sustain and Build Service Excellence

In the past three years, our railroaders have leaned into our scheduled operating model. This discipline drives better reliability and velocity for our customers, and helps us create capacity as markets recover. Our locomotive modernization program is boosting fleet productivity, and we're more efficient in planning and executing capital projects. We have strengthened network resilience through key capacity and reliability investments, including the ongoing Zanardi Rapids Bridge expansion in Prince Rupert, BC, double tracking on the Edson Subdivision in Alberta, and upgrades on Iowa's Osage Subdivision to support heavier carloads. To take our performance to the next level, we are elevating how we run a scheduled operation, and our railroaders, fleet and network are positioned to deliver.

Grow Our Business

CN's network connects key North American natural resources like agriculture, energy and critical minerals that are in high global demand and more resilient to economic cycles. Our port connections link these commodities to markets around the world, allowing us to grow with our customers as trade flows evolve. Last year, challenging market fundamentals affected volumes in some segments like forest products, metals and autos. We stayed close to our customers to identify needs and solutions, as well as mitigate trade-related exposures. We are taking a boots-on-the-ground approach to further sell into capacity and capture every freight movement. We continue to execute CN-specific growth initiatives that fit our network and our customers' needs. Our strategic capital investments are paying off, including those in Western Canada, where we can expand volumes with added capacity and our port access to overseas markets.

> CN's network connects key North American natural resources like agriculture, energy and critical minerals that are in high global demand and more resilient to economic cycles. Our port connections link these commodities to markets around the world, allowing us to grow with our customers as trade flows evolve.

Grow Our People

We are working hard to create a workplace where everyone has an opportunity to develop and grow at CN. Our leadership program supports front-line supervisors in their critical role. We have introduced new resources to ensure the physical and psychological safety of all our employees. For the longer-term success of our teams, we continue to strengthen our bench of future leaders through talent development and succession planning. CN is also focused on building trust and transparency with our teams by actively listening and acting on employee input. For our union-represented team members, we remain focused on modernizing the collective agreement for the benefit of employees, customers and the North American economy.

Delivering Responsibly

We are committed to building a sustainable future. Our guiding principles — Safety, Environment, People, Community and Governance — anchor our approach to delivering and operating responsibly. For more than two decades, our actions have connected to our ambition to create long-term shareholder value and sustainably grow our business.

Moving forward

While uncertainty persists into 2026, our focus does not change. We will execute with discipline, stay close to our customers, and remain grounded amid macro-economic conditions, as we build long-term shareholder value. The proactive steps we made last year position us well for 2026. With our industry and customers, we also remain focused on collaboration over consolidation. Protecting competition is essential to keep costs down and the economy sound.

Thank you to our CN railroaders. Our strong performance is because our people delivered on all fronts. To our shareholders, we appreciate your continued investment, support and trust.

Thank you,

Tracy Robinson
President and Chief Executive Officer

SUSTAIN AND BUILD SERVICE EXCELLENCE

Operational excellence and customer service go hand in hand. Our scheduled operating model — how we run our railroad — continues to help us drive velocity and reliability, with an aim to provide customers with the capacity they need to grow and the service they need to succeed in their markets. With a strong operating plan, targeted network investments and a vigilant focus on safety, we are well positioned to take performance and productivity to the next level.



PICTURED:
Glen Davidge, Locomotive Engineer, supports safe and reliable service for our customers in Kamloops, BC.

Embracing and advancing our scheduled railroading model

CN railroaders are committed to our scheduled operating plan, which helps us optimize our network, rolling stock and crews to align our volumes with current and future capacity to serve customers. Our operating model fosters collaboration between our Operations and Commercial teams to better support customer needs. Over the past three years, we have evolved our Operations structure and approach to improve planning, enhance execution, boost efficiency, and build leadership depth. We continue advancing the discipline and service consistency that come from running a scheduled operating plan and making strategic network investments.

Operations initiatives help optimize CN's network performance

Initiatives across our Engineering, Mechanical and Transportation teams are driving meaningful improvements in network performance. Over the past year, we have insourced and more tightly integrated track maintenance and other core engineering work into our operating plan, resulting in higher productivity, improved quality and stronger cost control. These improvements are unlocking additional network reliability and capacity by ensuring work is better planned, coordinated and executed.

Within the Mechanical team, CN's locomotive modernization program is strengthening fleet reliability and power availability. In the past two years, approximately 200 older direct current (DC) locomotives were upgraded to modern alternating current (AC) propulsion, improving fuel efficiency and reducing failures. This contributed to locomotive availability rising year-over-year to 92% in 2025, an all-time high for CN. Our fleet has moved from the oldest in the industry to mid-range in age. In addition, enhanced predictive maintenance is helping Mechanical teams forecast when crucial locomotive components need to be replaced and ensure those parts are available.

At our terminals — high-activity hubs where we handle customer freight — an ongoing optimization initiative aims to improve performance and cost efficiencies. Cross-functional teams are reviewing how each terminal runs and determining what more we can do to keep them safely operating at their best for customers and our network. In 2025, terminal reviews were launched in Memphis, TN, and Montreal, QC, with additional major terminals slated for optimization through 2026.


8304
8304
CN
www.cn.ca
Recently modernized locomotive converted from DC to AC traction

Operational efficiency supports solid operating and service metrics

Our disciplined operating plan and execution gave us the resilience to navigate a dynamic marketplace, as we also realigned assets and resources to match customer demand. Our key operating metrics, including car velocity, train speed and terminal dwell time, have demonstrated consistent performance for the last three years since returning to a scheduled operating model. Customer service has also been solid. Through a local service commitment plan (LSCP), CN measures if a customer receives the right cars in the committed switch window. LSCP performance in 2025 was 93%, up about 13% from three years ago.

Infrastructure investments unlock capacity to grow with customers

Strategic infrastructure investments are removing pinch points in crucial parts of our network — particularly in Western Canada and Chicago — further supporting fluidity for customers. Over the past three years, a significant portion of our capital program has focused on our corridors between Edmonton, AB, and West Coast ports that serve as gateways for global trade and connect to the rest of our network. In 2025, we constructed two new sections of double track on the Edson Subdivision west of Edmonton, our highest density line and through which all rail traffic to and from the British Columbia ports of Prince Rupert and Vancouver must travel. The expansion is increasing capacity in the area by 25%, the equivalent of seven additional trains per day. The Edson Subdivision line is now more than 60% double tracked, supporting velocity and resilience, and giving CN more room to grow with customers and further leverage our advantaged network to move raw materials to market. Upgrades at Thornton Yard in Vancouver also are improving train flow to this key port.



Crews work on double tracking sections of the Edson Subdivision west of Edmonton, AB.

Beyond Western Canada, CN is also enhancing performance in the busy Chicago corridor. A new 2.5-mile double track expansion — combined with a 4.2-mile upgrade completed in 2024 — is reducing delays where freight and commuter lines meet every day. The project doubles staging capacity from two to four trains, supports smoother operations by permanently reducing a crew change, and improves fluidity between Chicago and Western Canada.

Rolling stock upgrades and additions also continue to help us meet customer demand and reliably move goods. The latest investments now part of the fleet include 750 high-efficiency grain hopper cars, 500 boxcars, 600 iron ore cars and 450 bilevel autoracks.

With these and other recent infrastructure investments, our network capacity is more balanced across regions. This allows us to moderate incremental capital investment and give volumes time to build within the existing network. We are well positioned to support volume growth as it develops across the system.

Strategic infrastructure investments are removing pinch points in crucial parts of our network — particularly in Western Canada and Chicago — further supporting fluidity for customers.

Strengthening our safety leadership and culture

Safety remains at the center of our scheduled operating model and network investments. In 2025, CN achieved its lowest ever injury frequency ratio, a measure of workplace injuries relative to hours worked. This milestone reflects our teams' relentless focus on safety and consistent performance.

Our top priority is ensuring everyone goes home safely at the end of each day, and we continue to strengthen our safety leadership, training and technology that support this commitment. CN is focusing on further reducing high-risk exposures and fostering a culture where safety is deeply embedded in daily routines. It starts with people who lead by example, look out for each other, and speak up. Proactive shoulder-to-shoulder engagements have increased year-over-year, further allowing our field teams to identify at-risk behaviours and situations before they turn into injuries or accidents. For example, regular yard cleanups and supervisor-led stretching in the field help prevent injuries caused by tripping and overexertion — among the most frequent workplace incidents. Mobile versions of CN's walking simulator are now deployed in the field, providing more employees with practical training to improve situational awareness and reduce slips, trips and falls.

CN's annual Safety Week also reinforces our commitment to a strong safety culture. Throughout this dedicated week in June 2025, senior leaders and field employees across the network engaged in meaningful discussions about running a safe, disciplined railroad and what more everyone can do to work safely. Safety Week concluded with an award ceremony at CN's training campus in Homewood, IL, recognizing employees who demonstrated excellence in safety leadership and honouring railroaders who have dedicated their careers to staying safe.



Proximity LifeSaver Device

Teams put safety first to develop real-time alert device

In CN's intermodal yards, car mechanics often inspect and repair equipment in tight spaces and near large cranes that move heavy freight containers. Although yard rules require a five-railcar buffer between cranes and car mechanics in some instances, Operations teams saw an opportunity to strengthen safety. As the current process relies heavily on behaviour and procedure, another protective safety layer was proposed for adding controls in scenarios where direct sight lines between crane operators and car mechanics may be obstructed by railcars or containers. A cross-functional team developed the Proximity LifeSaver Device, a wearable system that issues real-time alerts to car mechanics and crane operators if they become too close to each other. A base installed on the crane emits an alert for the operator, while the car mechanic receives a vibrating and audible signal via a wearable pager. Both provide timely warnings to help lower the likelihood of incidents. Teams tested and refined a prototype device at busy Taschereau Yard in Montreal, QC, where a pilot program was launched in late 2025. Feedback from crane operators and car mechanics has been positive, reinforcing confidence in the device's ability to reduce potential safety risks. Building on the success of the pilot, CN is exploring opportunities to expand the Proximity LifeSaver Device to other yards in 2026.


CN
Safety Leader Dashboard
EXECUTIVE SUMMARY 2025
LEADING INDICATORS
LAGGING INDICATORS
CN's Safety Leadership dashboard supports managers with actionable insights.

To elevate our safety ambition, we are expanding behaviour-based training and integrating additional technologies into our operations.

Furthering our safety ambition

To elevate our safety ambition, we are expanding behaviour-based training and integrating additional technologies into our operations, equipping employees with practical tools and data to help further reduce incidents *(see sidebar on page XI)*. Field employees continue to use CN's mobile technology application Enablon Go to voluntarily and confidentially report near misses and safety hazards in real time, allowing us to correct and address potential risks.
Our Safety Leadership dashboard is an online hub for key safety data, giving managers actionable insights on their teams' safety performance and helping them identify trends and opportunities for improvement. In addition, CN is developing a mobile application to equip safety leaders with advanced, artificial intelligence (AI)-driven analytics and trend data. The new application is intended to further help leaders spend less time planning and documenting work and more time engaging with their teams and strengthening safety performance where it matters most — in the field.

Across our network, advanced technologies and predictive analytics continue to help CN support safer, more efficient operations for our people and customers. More than 2,800 wayside detectors on our mainline and seven automated inspection portals proactively monitor the mechanical health of our trains, while 10 Autonomous Track Inspection Program (ATIP) railcars capture real-time measurements of track and roadbed conditions. These safety technologies generate more than 24 million data points every day for predictive maintenance and safety. By combining real-time monitoring with AI-enabled insights, we can identify potential issues earlier and respond faster. Learn more about CN's safety initiatives: www.cn.ca/safety.

GROW OUR BUSINESS

We are driven to deliver the service our customers need to reach and win in their current markets and confidently enter new ones. We work side by side with our customers to help them navigate economic cycles, collaborating to provide marketplace solutions supported by integrated supply chains and capturing freight movement opportunities across our unique network and diversified portfolio.


2845
2845
2845
CN
Photo to come

PICTURED:
As part of CN's diversified portfolio, including energy products, a locomotive pulls tank cars through Allan Water, ON.

Our network offers competitive advantages and global connections

CN has nearly 20,000 miles of track with direct access to North American resources that are in demand worldwide, including energy products, agricultural goods and a wide range of natural resources. Our advantaged network offers a path for these and other commodities, as we connect producers and customers with markets across Canada, the U.S. and the world through ports on three coasts. We also provide intermodal service through 21 inland terminals, and our Chicago bypass loop avoids the city's most congested area, saving customers up to 48 hours of transit time.

In addition to moving and managing a diversified portfolio of goods, our strong origination and destination network supports the resiliency of our business. Our integrated suite of supply chain services — including rail, intermodal, trucking, transloading and customs brokerage — also gives customers more options to efficiently reach their markets.



St-Adolphe, MB

Collaborative approach helps customers navigate market conditions

CN is well positioned to partner and grow with customers as trade flows evolve. CN remains focused on what it can control to help mitigate ongoing challenges related to tariff policies and uncertainty. We're using the strength of our network to provide alternative domestic trade options for customers, including intra-U.S. and intra-Canada moves for steel.

The CN team is boots on the ground, with the mindset that every carload counts. Along with Operations, the Commercial team is working closely with customers to deliver the service they need to win in their markets. In 2025, we secured share wins in domestic intermodal, potash, soybean meal, plastics and coal, among others. We also innovated in the way we transport a range of goods, including scrap metal and pipe, demonstrating the flexibility of our network and the innovation of our railroaders to meet customer needs.

Strengthening and serving the agricultural supply chain

CN helps move the agricultural economy. While each crop year brings challenges ranging from unpredictable weather to market fluctuations, we remain focused on delivering safe, reliable and efficient grain transportation that farmers, grain companies and supply chain partners need to compete globally. In 2025, CN set a record for grain moved within a single calendar year, including achieving seven individual months of record shipments. In Western Canada, CN moved over 31.3 million metric tonnes of grain and processed grain products via carload, surpassing the previous record of 30.9 million metric tonnes set in 2020. For Canada overall, CN shipped 32.7 million metric tonnes of grain and grain products via carload, exceeding the prior all-time record of 32.25 million metric tonnes established in 2024.

This performance reflects our disciplined planning, targeted investments in infrastructure and fleet capacity, and strong collaboration across the supply chain to ensure readiness in all seasons. The agricultural customers on our network — both in Canada and the U.S. — are also well positioned to continue to supply corn, soybean, canola and other feedstocks for biofuel production.

> **In Northeast British Columbia, our investments in the corridor are enabling more volumes in and out of the region — with frac sand arriving from CN origins in Wisconsin and natural gas liquid (NGL) shipments being exported through the Port of Prince Rupert, BC.**

Positioned to support customer needs and market demand

We are leveraging the strength of our network to support customers' business plans and meet market demand, including in energy and agriculture. Projects in Canada and the U.S. continue to progress and deliver results for customers and our business *(see sidebar on page XV)*.

In Northeast British Columbia, growing demand for natural gas, and the increased Canadian capacity to move product offshore, is driving growth for CN in related commodities: the frac sand needed to support natural gas drilling and the natural gas liquids (NGLs) that are produced in the process, including condensate, propane and butane. Our investments in the corridor are enabling more volumes in and out of the region — with frac sand arriving from CN origins in Wisconsin and NGL shipments being exported through the Port of Prince Rupert, BC, where we have exclusive rail access. A third unit train frac sand facility opened in 2025, growing capacity in the region. By the end of the first quarter of 2026, we expect four unit train capable frac sand terminals to be fully commissioned, enabling high efficiency supply chains for energy development. While frac sand demand was tempered in the past year, CN is ready for the anticipated future growth in frac sand and NGLs driven by increased natural gas export capacity and the continued development of the Montney Shale region. With the first phase of LNG Canada's facility now operational, Canada has marked its entrance into large-scale export of natural gas to overseas markets. The Canadian government added the project's second phase to the Major Projects Office Priority List, signifying its strategic importance and the aim to streamline federal reviews and approvals. Also added to the Major Projects Office Priority List is a proposed LNG export facility being advanced by the Nisga'a Nation in partnership with Western LNG and Rockies LNG. These projects will help support the long-term growth of frac sand and NGL shipments.

In the U.S., we are growing our agriculture franchise and facilitating additional opportunities for customers, local industries and farmers with stronger connections between Midwest markets and the rest of our North American network. In the past year, additional CN rail bridge upgrades further bolstered the movement of grain, fertilizer, renewable fuels and other commodities. CN continued integrating the Iowa Northern Railway (IANR) network into its overall business, gaining synergies through more efficient operations that facilitated organic growth across multiple agricultural traffic segments.


MacMillan Yard, Toronto, ON

Partnering to address market needs

CN is collaborating to meet growing demand for refined petroleum products in Southern Ontario, Canada's largest fuel market. In partnership with commercial operator Norcan and an international fuel distributor and retailer, the second phase of CN's fuel distribution center at MacMillan Yard in Toronto is expected to open in spring 2026. The latest phase will double the terminal's capacity with six more tracks and five more tanks to accommodate high-throughput, interconnected unit trains.

Partnering and investing in a global trade gateway for customers

CN continues to work closely with supply chain partners and make targeted investments that enhance customer service and access to new and expanding markets. This commitment is evident in Prince Rupert with CN's competitive, end-to-end supply chain offering. As the closest North American port to Asia and a vital global trade gateway for Canada and CN, Prince Rupert is an efficient corridor for moving containerized goods and NGLs, as well as grains, plastics and metallurgical coal. Its exclusive rail connection to CN's transcontinental network enables seamless inland access for containerized goods to key North American destinations.


Prince Rupert, BC

Over the past year, the Gemini Alliance — a new operational partnership between Maersk and Hapag-Lloyd — has used Prince Rupert to help enhance supply chain efficiency and reliability. With consistent service and strategic investments, CN is positioned to support intermodal and carload volumes today and capture anticipated longer-term growth at Prince Rupert.

CN's Zanardi Rapids Bridge project — scheduled for completion in late 2027 — will expand rail capacity by relieving a natural bottleneck at the port's entrance. The existing bridge spanning the Zanardi Rapids can accommodate up to 24 trains per day, but demand is expected to grow over the next decade. The new 1,600-foot bridge will extend several miles of track in both directions and connect a new three-track crossing. Other major port development projects are also advancing to create more export opportunities for global customers. Key initiatives include CANXPORT, a new integrated transloading facility to support intermodal exports; REEF (Ridley Island Energy Export Facility), a liquified petroleum gas and bulk liquids terminal that strengthens Canada's energy export capacity; the IntermodeX logistics centre to help attract more container business; and the Trigon terminal expansion to support diversified energy products.

TRACCS

CN received the Environmental Excellence in Canadian Rail award from the Transit Rail Association for Canadian Contractors, Maintainers, Operators and Standards (TRACCS) for the team's work on the Milton (ON) Logistics Hub, which is currently under construction. The industry award recognizes leadership in reducing rail's environmental impact. The intermodal facility is expected to be operational by 2027 with an aim to help meet rising demand for efficient, low-emission freight transport and support goods movement across Southern Ontario and Canada.

Supply chain collaboration creates competitive transportation options

CN provides additional options to customers through joint service partnerships, including with a broad network of short lines. Across the U.S. and Canada, CN connects with approximately 120 short lines, extending its reach for customers. For example, Société du chemin de fer de la Gaspésie (SCFG) — recognized as CN's Short Line of the Year in 2025 — purchased and refurbished 290 CN woodchip gondola railcars to strengthen regional networks and maintain freight solutions for forestry customers in Quebec. We continue to deepen short line collaboration by sharing resources and developing programs and tools to support growth and track our service. In 2026, we will roll out a mutually beneficial carshare program that allows short lines to host CN surplus railcars on their tracks at no cost, helping partners boost volumes on their own networks or interchange traffic into CN destinations across North America.

The partnership between CN and the Indiana Rail Road Company (INRD) also exemplifies how collaboration between a Class I railroad and a short line operator can deliver efficient, reliable and sustainable intermodal solutions. Anchored by INRD's Indianapolis Intermodal Terminal, the partnership provides Midwest shippers with direct all-rail access to CN's continental network and key ports across the Pacific, Atlantic and Gulf coasts. By bypassing Chicago congestion and replicating single-line service efficiency, the service delivers faster transit times, lower costs and improved reliability. This connectivity supports industries with just-in-time logistics requirements, such as retail and automotive, enabling inventory optimization while maintaining service levels. By combining INRD's agile, locally grounded expertise with CN's long-haul reach and scale, the partnership strengthens supply chain resilience, expands market access, and supports customer growth.

Across the U.S. and Canada, CN connects with approximately 120 short lines, extending its reach for customers.


HI-CUBE
CHASSIS REQUIRED
53 ft
XHC
CN
CN supports customers with intermodal solutions to move containerized goods.

Technology helps elevate customer service and support

At CN, we are committed to making it easier for customers to do business with us. In addition to consistent service, we continue to strive to enhance the customer experience by expanding access to information and improving our self-service tools. Our *CN One* eBusiness platform and its related mobile application are regularly optimized to provide consolidated, real-time visibility into carload and intermodal shipments. Several Application Programming Interfaces (APIs) enable customers and supply chain partners to seamlessly integrate CN data into their own systems for automated "track-and-trace" insights. Together, these digital capabilities offer greater supply chain transparency and deliver actionable information to enable smarter business decisions.

Other technology investments at CN facilities are supporting operational performance, service excellence and capacity to meet customer needs. We're nearing completion of our multiyear Smart Terminal program — a suite of new applications driven by an ecosystem of technologies, yard designs and Internet-enabled hardware that is driving business improvements at CN intermodal terminals. The program, now implemented in all Canadian terminals with the remaining U.S. terminals set to be completed in 2026, increases inventory accuracy, enhances real-time visibility of resources, and streamlines loading and unloading operations to ensure safer, more efficient operations.

NOTABLE RECOGNITION FROM OUR CUSTOMERS AND INDUSTRY

CN railroaders aim to help our customers reach and grow their markets by delivering consistent and safe service. It's an honour when our customers and industry recognize the work and results of our teams. CN received the following awards in 2025 in recognition of the previous year's performance.


CONTENEDOR
DE
PLATA

Asociación Mexicana del Transporte Intermodal
SILVER CONTAINER (CONTENEDOR DE PLATA) AWARD

Falcon Premium, CN's Canada–U.S.–Mexico intermodal service developed with Union Pacific and Grupo México Transportes (GMXT), received this award for innovation and sustainability from Asociación Mexicana del Transporte Intermodal (AMTI), Mexico's leading intermodal transport association.

PICTURED FROM LEFT TO RIGHT: Eduardo Garcia, Latam Box; **Melisa Balderas**, GMXT; **Daniela Zarza**, Union-Pacific; **Diego Anchustegui**, Transportes EASO, former AMTI President; **Osiel Cruz**, T21; **Yadira Gomez**, formerly CN Mexico; **Javier Sanchez Terminel**, STG Logistics; **Rodrigo Estrada**, CN Mexico; **Rossana Carcamo**, CN; **Sebastian Garza**, CN Mexico; **Allison Tenorio**; CN Mexico; **Carlos Marner**, IMT; and **Luis Hernandez**, GMXT, AMTI President.

Shell
GOLD AWARD FOR SERVICE EXCELLENCE

At the inaugural Shell MVP (Most Valuable Partner) Awards, CN was recognized for the team's commitment to safe, reliable service across our network. The award also celebrated the partnership built with Shell over the years.

PICTURED FROM LEFT TO RIGHT: Pamela McKinney, Shell; **Buck Rogers**, CN; and **Chris Jackson**, Shell.


Shell Chemicals and Refining
2025 MVPs Awards
Most



Coca-Cola Canada
SUPPLIER PARTNER OF THE YEAR – TRANSPORTATION

This award recognized CN's commitment to delivering excellence every day as the team safely moves freight and collaborates to address Coca-Cola Canada's needs.

CN EMPLOYEES PICTURED FROM LEFT TO RIGHT: Jasmeet Singh, **Steve Baril**, **Pat Mastrogiacomo**, **Harmandeep Sandhu**, **Tony Bianco** and **Carla Tremblay**.


CN
7101
www.cn.ca

New hybrid-electric locomotive developed in collaboration with Knoxville Locomotive Works

Delivering Responsibly for our customers and communities

CN is charting the course for a sustainable future by *Delivering Responsibly*: moving customer goods safely and efficiently, being environmentally responsible, attracting and developing talented railroaders, and helping build safer, stronger communities, all while adhering to the highest standards of governance and supporting shareholder value.

Sustainability is at the heart of our business strategy, and for more than two decades our commitment to *Delivering Responsibly* has helped to shape our decisions and daily operations. We continue to provide cleaner, more sustainable transportation services to our customers. Rail is already the most sustainable form of land transportation, as moving long-haul freight by train instead of truck reduces greenhouse gas (GHG) emissions by up to 75%. To further reduce GHG emissions, we are advancing fuel efficiency initiatives and strategically expanding the use of renewable fuels. We are investing in renewing our fleet with more efficient locomotives, strengthening fuel conservation practices among our field teams, and using innovative technologies as well as advanced data for fuel optimization. We have continued to increase our use of renewable fuels, which in 2025, represented close to 12% of all fuel used in CN's locomotives.

We continue to collaborate with industry partners to expand the use of renewable fuel blends and explore emerging locomotive technologies. In 2025, we introduced a new medium-horsepower hybrid-electric locomotive developed in collaboration with Knoxville Locomotive Works. The hybrid-electric locomotive is now undergoing pilot testing across CN's network in a range of operating conditions to evaluate its potential to enhance operational efficiency and fuel savings. The phased approach will enable CN to evaluate the efficiency and operating protocols for the hybrid-electric locomotive. Learn more: www.cn.ca/deliveringresponsibly.

SELECTED SUSTAINABILITY RECOGNITION

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Included in the latest Dow Jones Best-in-Class World Index and Dow Jones Best-in-Class North American Index for the 13th and 16th consecutive year.

S&P Global

Recognized as one of the top sustainability performers in the transportation industry by the 2026 S&P Global Yearbook.

CDP

Earned a notable score for our dedication to corporate transparency and performance on tackling climate change.

BEST 50 2025
CANADA'S BEST CORPORATE CITIZENS

Earned a spot for the 17th time in a row as one of Corporate Knights' Best 50 Corporate Citizens in Canada.

GROW OUR PEOPLE

Our railroaders are at the heart of all we do. They are steadfast in how they show up every day, look out for each other, serve our customers, and support our communities and the North American economy.



PICTURED:
Ryan Beaulieu, Track Maintenance Foreman, holds a daily job safety briefing with field employees in Prince George, BC.

Benefits to attract talent and support employee well-being

CN aims to strengthen and nurture its talent by providing flexible access to a wide variety of benefits and programs. Our total rewards program, which includes retirement savings, compensation and group benefits, is designed to support the well-being of our employees and their families. We regularly review our offerings to remain competitive in the market and help employees work safely and productively. Our group benefits provide comprehensive coverage with the flexibility for employees to choose the level of protection that best suits their needs and those of their families.

In the past year, we also introduced a Mental Wellness Strategy grounded in our core value of safety and aligned with our organizational commitment to fostering a supportive, inclusive and psychologically safe workplace. The strategy integrates existing policies and programs with new resources to help employees manage their well-being, care for each other, access timely support, and feel empowered to raise safety or other concerns with their leaders. For example, Wellness Ambassadors — trained employee volunteers across Canada and the U.S. — are available to listen and connect colleagues with appropriate resources. Employees can find their local Wellness Ambassador and access additional tools on the new Mental Wellness intranet site. CN also hosts "Wellness Wednesday" online educational sessions to support employee well-being. CN's Employee Family Assistance Program (EFAP) remains available 24/7 as a confidential, free resource for all employees and immediate family members.

Our Mental Wellness Strategy is grounded in our core value of safety and aligned with our organizational commitment to fostering a supportive, inclusive and psychologically safe workplace.

Fair and transparent compensation

CN prioritizes fair and transparent compensation practices, which help motivate employees and recognize that rewarding contributions fairly is key to both individual success and the Company's overall success. CN's Pay Equity Plan for Canada upholds our ongoing commitment to equal pay for work of equal value, and the plan is maintained annually and updated every five years to ensure compliance with Canadian laws. In 2025, CN started including pay and benefit information in all U.S. job postings for both union-represented and management positions. While this disclosure complies with the Illinois Equal Pay Act, CN extended the practice to job postings in all states, with plans to expand it to Canada in the next few years. This total compensation transparency helps current and prospective employees make informed decisions about career opportunities at CN.



Amalia Rosu, Rail Traffic Controller in Gary, IN, helps coordinate safe and efficient train movements.

Continuous opportunities to learn and develop skills

We are committed to helping our people learn, grow and thrive. We offer ongoing professional development to support skill building, career progression and readiness for emerging technologies and business needs *(see sidebar on page XXIII)*. Management employees have access to a range of learning options, including in-person leadership training and development programs, as well as our online Learning and Development Hub, which offers on-demand courses, professional certification trainings, personalized learning pathways and other resources that support business, leadership and technology-related upskilling. In 2025, management employees completed more than 65,000 self-serve learning courses through our online platform, while there were nearly 3,000 completions of in-person leadership training and development programs.

Union-represented employees can continue to strengthen their safety and operational capabilities through ongoing in-depth and job-specific training. CN's online *Train Tube* platform now includes more than 700 short videos demonstrating key procedural tasks and supporting safe, accurate work practices. The new *Your Actions Matter* video series highlights real-life situations and the consequences of inattention, further empowering employees to prioritize safety in their daily work. CN's training campuses in Winnipeg, MB, and Homewood, IL, also provide new and experienced railroaders with opportunities to practice and master railway tasks in a safe, controlled environment. In 2025, approximately 5,400 trainees and employees completed hands-on and classroom instruction at these facilities, which feature simulators, virtual and augmented reality, and specialized learning labs. Outdoor training areas offer real-world equipment and scenarios, including a mock derailment site that strengthens emergency preparedness for employees and community first responders.


L'OBJECTIF
ZÉRO
EST POSSIBLE
A conductor in training demonstrates a knuckle carry at CN's training campus in Winnipeg, MB.

To help develop future railroaders, CN's summer internship program offers students practical industry experience and structured professional development opportunities. In 2025, CN welcomed 119 interns, who worked on defined goals supported by their immediate team and manager, along with a dedicated resource person.

Engaging and empowering our teams

We are building a stronger workplace culture, where all our railroaders understand our business priorities and feel empowered to contribute to our Company's success. Through twice-yearly all-employee surveys, we actively listen to our workforce, gathering insights to help drive engagement across our network. We show employees their voices matter by communicating the actions we take in response to their feedback. For example, based on team input, CN has completed more than 40 facility upgrades across Canada and the U.S. to improve work environments, and additional upgrades are scheduled in 2026. Leaders guide department-specific engagement action plans, frequently updating and working with their teams to further build collaboration and trust.

CN is also committed to creating an environment where everyone feels valued, heard and motivated to contribute their best work and ideas. CN's Employee Resource Groups (ERGs) provide an open forum for different perspectives, offering support and opportunities to engage, educate and inspire colleagues across the network. Strategic communication ensures employees receive the critical information they need to understand the organization, its priorities and key developments across the Company. Quarterly town hall meetings bring managers together to discuss business priorities and share best practices. A quarterly business recap updates all employees on CN's performance and progress, while recognizing the impact of their everyday actions.

Railway Association of Canada

Railway Association of Canada (RAC) recognized CN with its 2025 Environment Award for an annual emergency response exercise program in British Columbia that supports community engagement and preparedness. CN's simulated incident drill brings together key stakeholders, including local Indigenous communities, municipal governments, provincial ministries, Transport Canada and emergency response partners.

Read about CN's 2025 emergency preparedness exercise in partnership with the Ts'il Kaz Koh First Nation: www.cn.ca/northern-waters



CN employees, families and pensioners volunteered at friendly tournaments across Canada, including Edmonton, AB, to support Hockey Helps the Homeless.

Giving back to our communities

We give because we believe in building safer, more resilient communities, creating opportunity, responding to local needs, and driving meaningful, lasting change.

In 2025, guided by its corporate giving pillars of safety, people and environment, CN contributed $18 million to more than 700 charities across its North American network. We invested in safety by helping meet essential needs like food, shelter and protection because feeling secure is the first step toward building a better life. For people, we supported health, education and childhood development, believing that everyone deserves the opportunity to thrive. Through our environmental efforts, we worked to preserve and protect the natural world, from planting trees and conserving wildlife to educating the next generation.

CN also encourages employees to donate and matches certain donations made through the CN Employees' and Pensioners' Community Fund. For the fund's 2026 campaign, employees and pensioners came together once again, raising money to help support local communities and those in need.

TRANSCAER℠

For the 16th consecutive year, CN earned the TRANSCAER National Achievement Award for training nearly 5,000 responders a year.

Responsible Care®
Our commitment to sustainability.

CN has been recertified as a Responsible Care® Partner for the 29th consecutive year, reinforcing our dedication to health, safety, security and environmental stewardship.



Front-line supervisors at the leadership development program, Winnipeg, MB

Equipping front-line supervisors to lead the way

CN provides development programs tailored to different roles to accelerate readiness, enhance capabilities, and reinforce our safety culture. Our newest leadership development program is designed to strengthen the skills of front-line supervisors (FLS), who oversee the largest group of CN employees and manage daily operations across terminals, shops, departments and territories. The program, called "Leading the Way, Together," combines classroom instruction with hands-on training in safety, technical expertise, compliance, business acumen and people leadership. It is preparing managers to meet today's operational demands and equip them for tomorrow's challenges. Following a successful pilot, the program launched in 2025 with more than 200 FLS completing prework exercises, 10 days of intensive training and four months of on-the-job assignments. Participants and their direct managers are evaluated on learning outcomes, behavioural shifts and performance results before and after the program. Graduates also join an alumni community that supports ongoing learning and knowledge sharing across the network.

"The program gave us a better understanding of how all the different functions fit together and helped us build the skills needed to work more collaboratively — all while solidifying CN's strategy and core values."

Jordan Brillowski, Manager, Transportation, Stevens Point, WI


SPILL RESPONSE
Spill response training, Lake Burns, BC

CN advances commitment to reconciliation

In 2025, CN made meaningful progress in the first year of its Indigenous Reconciliation Action Plan (IRAP), which reaffirms the Company's commitment to building sustainable, respectful and long-term partnerships with Indigenous Peoples. CN's IRAP, introduced in late 2024, outlines actionable steps, measurable goals and a clear vision for ongoing engagement with Indigenous communities over the next three years, with a focus on Canada.

The first year of CN's IRAP was ambitious. Of the 45 actions identified in the plan, 24 were scheduled for completion in 2025. Of those, 20 were completed, while two targets were adjusted and two were rescheduled for 2026. Notably, two initiatives — a new Indigenous Relations webpage to support transparency and community feedback, as well as the expansion of annual spill response training beyond British Columbia — were completed ahead of schedule, reflecting CN's commitment to accelerating progress, where possible.

Among other actions in 2025, CN finalized a multiyear Indigenous Employment Strategy and established an Indigenous HR Recruitment Specialist role to better support Indigenous talent. Economic reconciliation advanced with CN delivering information sessions to guide Indigenous businesses seeking to be part of CN's supplier community.

CN also completed an inventory of land that could be returned to Indigenous communities, including station grounds; and developed an Indigenous community investment strategy. For its employees, CN made land acknowledgements accessible across locations and hosted Indigenous guest speakers to foster cultural understanding.

CN's IRAP was designed to evolve as we learn and progress. In 2026, CN priorities include launching new cultural awareness training, advancing employment and retention strategies, and expanding Indigenous partnerships and representation.

Learn more: www.cn.ca/indigenous-relations

NOTABLE RECOGNITION FOR OUR PEOPLE

IRJ International Railway Journal

YOUNG LEADERS IN RAIL

Cassandra Mullee, Vice-President, Network Operations

RAILWAY AGE

WOMEN IN RAIL

Sandra Ellis, Vice-President, Bulk

FAST TRACKERS 25 UNDER 40

Sara Crabb, Manager, Bulk

RT&S RAILWAY TRACK AND STRUCTURES

WOMEN IN RAIL ENGINEERING

Kari Harris, Senior Manager, Environment

TOP 10 UNDER 40

Daniel Loureiro, Assistant Chief, Capital Efficiency

WXN

TOP 100 AWARDS

CN sponsored the program's Executive Leadership category for the first time. WXN is recognized as one of Canada's most prestigious awards for professional women.

BOARD OF DIRECTORS

As at March 9, 2026

Shauneen Bruder
Corporate Director and
Chair of the Board
Canadian National Railway Company
Retired Executive
Vice-President, Operations
Royal Bank of Canada
COMMITTEES: 1, 2, 3, 4

Tracy Robinson
President and Chief Executive Officer
Canadian National Railway Company

Jo-ann dePass Olsovsky
Corporate Director and Retired
Executive Vice-President and
Chief Information Officer
Salesforce.com, Inc.
COMMITTEES: 3*, 4

David Freeman
Corporate Director and Retired
Executive Vice-President, Operations
BNSF Railway
COMMITTEES: 1, 4

Denise Gray
Corporate Director and
Retired Director, External Affairs &
Government Relations, North America
LG Energy Solution Michigan Inc., U.S.
COMMITTEES: 2, 3

Justin M. Howell
Corporate Director and Retired
Senior Investment Manager
Cascade Asset Management Co.
COMMITTEES: 2, 3

Susan C. Jones
Corporate Director and
Retired Executive Vice-President
and Chief Executive Officer
Potash Business Unit, Nutrien Ltd.
COMMITTEES: 1, 4*

Robert Knight
Corporate Director and
Retired Chief Financial Officer
Union Pacific Corporation
COMMITTEES: 1*, 3

Michel Letellier†
President and Chief Executive Officer
Innergex Renewable Energy, Inc.
COMMITTEES: 1, 2

Margaret A. McKenzie
Corporate Director and
Former Chief Financial Officer
Range Royalty Management Ltd.
COMMITTEES: 1, 4

Al Monaco
Corporate Director and Retired
President and Chief Executive Officer
Enbridge Inc.
COMMITTEES: 2*, 4

Madeleine Paquin
Corporate Director and Retired
President and Chief Executive Officer
LOGISTEC

COMMITTEES:
1 Audit, Finance and Risk
2 Governance and Sustainability
3 Human Resources and Compensation
4 Safety and Environment
* *Denotes chair of the committee*

† On February 17, 2026, Innergex Renewable Energy announced the retirement of Mr. Letellier as President and Chief Executive Officer, effective March 13, 2026.


CN
Montreal, QC

GOVERNANCE

CN is committed to the highest standards of corporate governance, with an emphasis on shareholder engagement and transparency. How we deliver success is just as important as what we achieve. Therefore, we work diligently to bring integrity and excellence into everything we do. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CN ensures its corporate governance practices comply with the highest standards and rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. CN is exempted from complying with many of the NYSE corporate governance rules, provided it complies with Canadian governance requirements. Except as summarized on our website at www.cn.ca/governance, CN's governance practices comply with the NYSE corporate governance rules in all significant respects.

Consistent with the belief that ethical conduct goes beyond compliance and resides in a comprehensive governance culture, CN publishes and enforces its Corporate Governance Manual, Code of Business Conduct, Anti Corruption Policy, Supplier Code of Conduct and Human Rights Policy. We also maintain several methods for employees and third parties to anonymously report accounting, auditing and other concerns.

CN has enhanced its stakeholder and rightsholder engagement approach, with an aim to further build trust, credibility, respect and reciprocity, while protecting its social license to operate. This includes our ongoing dialogue and engagement with Indigenous communities across our network. In 2025, CN advanced its commitment to reconciliation and building a future where the Company and Indigenous communities can thrive together. Guided by its first Indigenous Reconciliation Action Plan (IRAP), CN demonstrated measurable progress on specific initiatives outlined in the plan, which was developed and informed by insights from Indigenous communities. Read more about CN's IRAP actions and progress: www.cn.ca/indigenous-relations.

Our approach to sustainability is aligned with international standards, including the Global Reporting Initiative, the Sustainability Accounting Standards Board, and the Task Force on Climate-related Financial Disclosures. These expectations are integrated into our five sustainability pillars: Safety, Environment, People, Communities and Governance.

For more information on CN's sustainability disclosures, visit: www.cn.ca/deliveringresponsibly.

THE GLOBE AND MAIL

Earned a 3rd place ranking among 206 companies listed on the S&P/TSX Composite Index in 2025 with a score of 98 out of 100, based on a rigorous set of governance criteria.


CNR
TSX
LISTED
CN
CNR
TSX
LISTED
Opening Bell at the Toronto Stock Exchange

CN marks 30th anniversary of its privatization

On November 17, 1995, CN shares were offered in an Initial Public Offering (IPO) on the Toronto and New York Stock Exchanges. At the time, it was the largest IPO in Canadian history, and the privatization helped propel CN's transformation into the transportation leader and trade-enabler it is today. To mark the 30th anniversary of this milestone, Shauneen Bruder, Chair of the Board, and Tracy Robinson, CN President and Chief Executive Officer, alongside senior executives, rang the Opening Bell at the Toronto Stock Exchange and the Closing Bell at the New York Stock Exchange.

EXECUTIVE OFFICERS

As at March 9, 2026



Tracy Robinson
President and
Chief Executive Officer



Janet Drysdale
Executive Vice-President and
Chief Commercial Officer



Ghislain Houle
Executive Vice-President
and Chief Financial Officer



Bhushan Ivaturi
Executive Vice-President and Chief
Information and Technology Officer



Patrick Whitehead
Executive Vice-President and
Chief Operating Officer



Olivier Chouc
Senior Vice-President
and Chief Legal Officer



Josée Girard
Senior Vice-President and
Chief Human Resources Officer



Patrick Lortie
Senior Vice-President and
Chief Strategy and Stakeholder
Relations Officer

SHAREHOLDER AND INVESTOR INFORMATION

Annual meeting

The annual meeting of shareholders will be held online via webcast at 10:00 a.m. (EDT) on May 1, 2026.

Please refer to www.cn.ca for meeting details.

Annual information form

The annual information form may be obtained by writing to:

The Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, QC, Canada H3B 2M9

It is also available on CN's website (www.cn.ca).

Transfer agent and registrar

Computershare Trust Company of Canada

Offices in Canada:
Montreal, Quebec
Toronto, Ontario
Calgary, Alberta
Vancouver, British Columbia

Telephone: 1-800-564-6253
www.investorcentre.com

Co-transfer agent and co-registrar

Computershare Trust Company, N.A.
Att: Shareholder Services

Overnight Mail Delivery: 680 South 4th Street, Louisville, KY, United States 40202

Regular Mail Delivery: P.O. Box 505000, Louisville, KY, United States 40233-5000

Telephone: 1-800-962-4284

Shareholder services

Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, ON, Canada M5J 2Y1

Telephone: 1-800-564-6253
www.investorcentre.com

Stock exchanges

CN common shares are listed on the Toronto and New York stock exchanges.

Ticker symbols:
CNR Toronto Stock Exchange
CNI New York Stock Exchange

Investor relations

Jamie Lockwood
Vice-President, Investor Relations and Special Projects
Telephone: 514-399-0052

Head office

Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, QC, Canada H3B 2M9

P.O. Box 8100
Montreal, QC, Canada H3C 3N4

SELECTED RAILROAD STATISTICS - UNAUDITED

	2025	2024	2023
Financial measures			
Key financial performance indicators [1]			
Total revenues *($ millions)*	**17,304**	17,046	16,828
Freight revenues *($ millions)*	**16,681**	16,395	16,236
Operating income *($ millions)*	**6,587**	6,247	6,597
Adjusted operating income *($ millions)* [2][3]	**6,636**	6,325	6,597
Net income *($ millions)*	**4,720**	4,448	5,625
Adjusted net income *($ millions)* [2][3]	**4,756**	4,506	4,800
Diluted earnings per share *($)*	**7.57**	7.01	8.53
Adjusted diluted earnings per share *($)* [2][3]	**7.63**	7.10	7.28
Net cash provided by operating activities *($ millions)*	**7,049**	6,699	6,965
Net cash used in investing activities *($ millions)*	**3,713**	3,607	3,468
Free cash flow *($ millions)* [2][4]	**3,336**	3,092	3,887
Gross property additions *($ millions)*	**3,658**	3,549	3,217
Share repurchases *($ millions)*	**2,047**	2,651	4,551
Dividends per share *($)*	**3.55**	3.38	3.16
Financial ratios			
Operating ratio *(%)* [5]	**61.9**	63.4	60.8
Adjusted operating ratio (%) [2][3]	**61.7**	62.9	60.8
Adjusted debt-to-adjusted EBITDA *(times)* [2][4]	**2.51**	2.60	2.25
Return on invested capital (ROIC) *(%)* [2][6]	**12.9**	12.9	16.8
Adjusted ROIC *(%)* [2][6]	**13.0**	13.1	14.5
Operational measures [7]			
Statistical operating data			
Gross ton miles (GTMs) *(millions)*	**463,002**	457,694	452,043
Revenue ton miles (RTMs) *(millions)*	**238,159**	235,538	232,614
Carloads *(thousands)*	**5,458**	5,390	5,436
Route miles *(includes Canada and the U.S., end of year)*	**18,900**	18,800	18,800
Employees *(end of year)*	**23,839**	24,671	24,987
Employees *(average for the year)*	**24,507**	25,304	24,920
Key operating measures			
Freight revenue per RTM *(cents)*	**7.00**	6.96	6.98
Freight revenue per carload *($)*	**3,056**	3,042	2,987
GTMs per average number of employees *(thousands)*	**18,893**	18,088	18,140
Operating expenses per GTM *(cents)*	**2.31**	2.36	2.26
Labor and fringe benefits expense per GTM *(cents)*	**0.76**	0.75	0.70
Diesel fuel consumed *(US gallons in millions)*	**404.0**	401.1	395.2
Average fuel price *($/US gallon)*	**3.91**	4.41	4.62
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)*	**0.873**	0.876	0.874
Train weight *(tons)*	**9,173**	9,087	9,186
Train length *(feet)*	**7,909**	7,831	7,891
Car velocity *(car miles per day)*	**206**	209	213
Through dwell *(entire railroad, hours)*	**7.1**	7.0	7.0
Through network train speed (*miles per hour*)	**18.8**	18.9	19.8
Locomotive utilization *(trailing GTMs per total horsepower)*	**190**	186	191
Safety indicators [8]			
Injury frequency rate *(per 200,000 person hours)*	**0.96**	1.07	0.98
Accident rate *(per million train miles)*	**1.84**	1.69	1.80

(1) Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

(2) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

(3) See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for an explanation of these non-GAAP measures.

(4) See the section of this MD&A entitled *Liquidity and capital resources – Free cash flow* and *Adjusted debt-to-adjusted EBITDA multiple* for an explanation of these non-GAAP measures.

(5) Operating ratio is defined as operating expenses as a percentage of revenues.

(6) See the section of this MD&A entitled *Non-GAAP measures – ROIC and adjusted ROIC* for an explanation of these non-GAAP measures.

(7) Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company's Management's Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.

(8) Based on Federal Railroad Administration (FRA) reporting criteria.

Contents

Forward-looking statements	3
Introduction	4
2025 Highlights	5
2026 Business outlook and assumptions	8
Strategy overview	8
Human capital management	11
Financial highlights	15
2025 Results of operations	15
Non-GAAP measures	16
Revenues	21
Operating expenses	27
Other income and expenses	28
2024 Results of operations	29
Summary of quarterly financial data	36
2025 Fourth quarter operating results	36
Financial position	37
Liquidity and capital resources	38
Off balance sheet arrangements	46
Outstanding share data	46
Financial instruments	47
Recent accounting pronouncements	50
Critical accounting estimates	51
Business risks	58
Controls and procedures	66

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and under Canadian securities laws, including statements based on management's assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets," "goals," or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled *2026 Business outlook and assumptions*.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions	• North American and global economic growth in the short and long term • Long-term growth opportunities being less affected by current economic conditions • No material disruption of CN's operations or of the economy's supply chains as a result of pandemics or geopolitical conflicts and tensions • No further deterioration in the North American economy as a result of tariffs, trade barriers and trade actions taken by various governments and agencies globally
Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	• Adequate credit ratios • Investment-grade credit ratings • Access to capital markets • Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing • Adequate long-term return on investment on pension plan assets • Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts or tensions; trade restrictions, trade barriers, or the imposition of tariffs or other changes to international trade arrangements; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators and other regulatory claims or proceedings; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings and other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; the availability of and cost competitiveness of renewable fuels and the development of new locomotive propulsion technology; reputational risks; supplier concentration; pension funding requirements and volatility; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled *Business risks* of this MD&A for a description of major risk factors relating to CN.

CN has sustainability-related commitments and climate goals, and continues to assess the impact on its operations of related initiatives, plans and proposals that CN and other stakeholders (including government, regulatory and other bodies) are pursuing in relation to climate change and carbon emissions. The achievement of CN's climate goals is subject to several risks and uncertainties, including those disclosed in the section entitled *Business risks: Reputation* of this MD&A. The achievement of these goals is also subject to circumstances outside of the Company's control, including the availability and cost competitiveness of renewable fuels and the development and availability of new technologies, such as alternative propulsion locomotive technologies, and the cooperation of third parties such as suppliers, customers, supply chain partners and regulators. There can be no certainty that the Company will achieve any or all of these goals within the stated timeframe, or that achieving any of these goals will meet all of the expectations of its stakeholders or applicable legal requirements. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Introduction

This Management's Discussion and Analysis (MD&A) dated February 4, 2026, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2025 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2025 Annual Information Form and Form 40-F, may be found online on SEDAR+ at www.sedarplus.ca, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business and powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2025, CN's largest commodity group, Intermodal, accounted for 22% of total revenues. From a geographic standpoint, 37% of revenues relate to overseas traffic, 29% to transborder traffic, 18% to Canadian domestic traffic and 16% to U.S. domestic traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Business Unit Revenue Mix

% of 2025 Revenues


Other revenues 4%
Automotive 5%
Petroleum and chemicals 20%
Intermodal 22%
Metals and minerals 11%
Forest products 11%
Grain and fertilizers 21%
Coal 6%

Traffic by Geography

% of 2025 Revenues


U.S. domestic 16%
Overseas 37%
Canadian domestic 18%
Transborder 29%

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and U.S. Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.

See *Note 23 – Segmented information* to the Company's 2025 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area.

2025 Highlights

Financial results - 2025 compared to 2024

- Revenues of $17,304 million, an increase of $258 million, or 2%.
- Operating income of $6,587 million, an increase of $340 million, or 5%.
- Operating ratio, defined as operating expenses as a percentage of revenues, of 61.9%, an improvement of 1.5 points, and adjusted operating ratio of 61.7%, an improvement of 1.2 points. [(1)(2)]
- Net income of $4,720 million, an increase of $272 million, or 6% and adjusted net income of $4,756 million, an increase of $250 million, or 6%. [(1)(2)]
- Diluted earnings per share (EPS) of $7.57, an increase of 8% and adjusted diluted EPS of $7.63, an increase of 7%. [(1)(2)]
- Net cash provided by operating activities of $7,049 million, an increase of $350 million, or 5%, and net cash used in investing activities of $3,713 million, an increase of $106 million, or 3%.
- The Company generated free cash flow of $3,336 million, an 8% increase. [(1)(3)]
- Return on invested capital (ROIC) of 12.9% was in line with prior year, and adjusted ROIC of 13.0%, a decrease of 0.1 point. [(1)(4)]

Operating performance - 2025 compared to 2024 [(5)]

- Through dwell increased by 1% to 7.1 (entire railroad, hours).
- Car velocity decreased by 1% to 206 (car miles per day).
- Through network train speed decreased by 1% to 18.8 (mph).
- Fuel efficiency of 0.873 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)) was in line with prior year.
- Train length increased by 1% to 7,909 (feet).
- Revenue ton miles (RTMs) increased by 1% to 238,159 (millions).
- Injury frequency rate decreased from 1.07 to a record 0.96 (per 200,000 person hours). [(6)]
- Accident rate increased from 1.69 to 1.84 (per million train miles). [(6)]

(1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2) See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for an explanation of these non-GAAP measures.
(3) See the section of this MD&A entitled *Liquidity and capital resources – Free cash flow* for an explanation of this non-GAAP measure.
(4) See the section of this MD&A entitled *Non-GAAP measures – ROIC and adjusted ROIC* for an explanation of these non-GAAP measures.
(5) Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
(6) Based on Federal Railroad Administration (FRA) reporting criteria.

2025 Financial outlook

During the year, the Company issued and updated its 2025 financial outlook. The 2025 actual results were in line with the Company's last 2025 outlook that was updated on July 22, 2025.

Business acquisition

Iowa Northern Railway Company

On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN's U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continued to be operated under its current management and the Company could not exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting.

On January 14, 2025, the STB issued a final decision approving CN's application to acquire control of IANR, subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through the use of a discounted cash flow approach, which incorporated the Company's best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

U.S. regulatory updates

Reciprocal switching

On April 30, 2024, the STB issued a final rule for reciprocal switching for inadequate service. The STB's new rule allows customers to obtain reciprocal switching access to an alternate carrier in a terminal area if the incumbent railroad's service falls below one of three objective metrics (original estimated time of arrival, transit time, and first-mile/last-mile service) and if certain other conditions are met. Any prescribed reciprocal switching arrangement for a facility in the United States would be effective for a period between three to five years and could be renewed. On May 10, 2024, the Company and two other railroads filed a petition for review of the rule with the U.S. Court of Appeals for the Seventh Circuit. On July 8, 2025, the U.S. Court of Appeals for the Seventh Circuit vacated the STB's reciprocal switching rule, following a petition for review filed by the Company and two other railroads. The decision became effective on September 2, 2025. On January 7, 2026, the STB proposed to repeal its existing regulations on prescription of reciprocal switching, which require a showing of anticompetitive conduct, and replace them with case-by-case adjudication under the statutory standards established by Title 49 of the United States Code (Transportation).

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Environmental matters

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that the EPA considers it a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. The EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company's designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. In the second quarter of 2025, CN received a special notice letter from the EPA which requested CN to respond with a good faith offer by August 4, 2025. The Company responded to the EPA on August 4, 2025 reiterating why it should not be considered a PRP for the Site and as at February 4, 2026, there have been no further developments. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

Labor and workforce negotiations

CN is involved in several ongoing negotiations concerning labor matters, including the negotiation of new collective agreements as described below. There can be no assurance that the Company will be able to reach a tentative agreement without a strike or lockout or that the resolution of these negotiations, or the outcome of any arbitration or litigation, will not have a material adverse effect on the Company's results of operations or financial position.

The Company’s existing collective agreements remain in effect until the bargaining process outlined under the Canada Labor Code or the U.S. Railway Labor Act has been exhausted.

Canadian workforce

Teamsters Canada Rail Conference

On April 7, 2025, an arbitrator issued a binding decision, setting the terms of a new three-year collective agreement between CN and Teamsters Canada Rail Conference (TCRC). The three-year agreement covers approximately 6,000 conductors, conductor trainees, yard coordinators and locomotive engineers across CN’s network in Canada and is retroactively effective beginning January 1, 2024 until December 31, 2026.

International Brotherhood of Electric Workers

On February 14, 2025, the new collective agreement with the International Brotherhood of Electric Workers (IBEW) was ratified. The four-year agreement covers approximately 750 Signals and Communications employees in Canada until December 31, 2028.

U.S. workforce

The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which CN's subsidiaries Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), Wisconsin Central Ltd. (WC), and Bessemer & Lake Erie Railroad Company (BLE) currently participate in for collective bargaining agreements covering all union-represented employees, with the exception of two employee groups working at Pittsburgh and Conneaut Dock Company (PCD). On November 1, 2024, the National Carriers Conference Committee (NCCC) served a Section 6 notice pursuant to the Railway Labor Act (RLA), which officially opened collective bargaining for the freight industry. As at the date of this MD&A, agreements have been reached and ratified with eleven unions and negotiations continue with the remaining one union. There can be no strike or lockout until such time as the parties have failed to reach voluntary agreements and all dispute resolution mechanisms of the RLA have been exhausted. While negotiations are ongoing and until all RLA provisions have been exhausted, all existing contract terms remain in place.

Leadership changes

On October 20, 2025, Patrick Whitehead was appointed as CN's Executive Vice-President and Chief Operating Officer. Patrick's appointment follows the departure of Derek Taylor, former Executive Vice-President and Chief Field Operating Officer, from the Company.

On July 21, 2025, Janet Drysdale was appointed as CN's Chief Commercial Officer on an interim basis, following the departure of Remi G. Lalonde. On October 20, 2025, Janet Drysdale was appointed as Executive Vice-President and Chief Commercial Officer.

On April 14, 2025, Bhushan Ivaturi was appointed as CN's Executive Vice-President and Chief Information and Technology Officer succeeding Dominique Malenfant.

Shareholder returns

On January 30, 2026, the Company announced that its Board of Directors had approved a new Normal Course Issuer Bid (NCIB), which allows for the repurchase of up to 24.0 million common shares between February 4, 2026 and February 3, 2027. In addition, the Company's Board of Directors approved an increase of 3% to the quarterly dividend to common shareholders, from $0.8875 per share in 2025 to $0.9150 per share in 2026, effective for the first quarter.

2026 Business outlook and assumptions

The 2025/2026 grain crops in Canada and the U.S. were above their respective five-year averages. The Company assumes that the 2026/2027 grain crops in Canada and the U.S. will be in line with their respective five-year averages. The Company notes there is a heightened demand risk as a result of the volatile macroeconomic conditions and global trade tensions.

In 2026, the Company expects to invest approximately $2.8 billion in its capital program, net of amounts reimbursed by customers, to improve the safety, efficiency and integrity of its network. These investments are intended to also enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities.

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled *Forward-looking statements* for assumptions and risk factors affecting such statements.

Strategy overview

CN’s purpose is to power the economy by enabling global supply chains and moving goods sustainably and efficiently, working together with our customers, our people, and the communities in which we operate. CN is committed to delivering a safe, consistent and reliable scheduled service that creates value for customers, shareholders and stakeholders. CN’s "make the plan, run the plan, sell the plan" operating approach has driven strong operational, safety, and customer service outcomes.

CN aims to drive consistent shareholder returns over the long-term by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases.

Build service excellence, grow our business and invest in our people
CN will continue to focus on sustaining and building service excellence, growing the business and developing our people. Providing reliable and efficient customer service is the foundation for growth. CN aims to leverage its strong customer service and operating efficiency of rail to grow the business profitably. CN continues to invest in the safety and fluidity of the network, and in increasing capacity to cost effectively grow volumes. CN is also investing to drive incremental fuel and carbon efficiency and to improve network resiliency. Critical to CN’s long-term success are efforts to ensure an optimal workforce with the right skills and leadership capabilities is available to meet the challenges of tomorrow.

Disciplined capital allocation and execution
CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that are intended to improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure are designed to enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power capability increase capacity, fuel and carbon productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in various technologies to improve operational productivity, enable automation in various areas and improve the customer experience. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation.

The multi-year implementation of CN’s strategic plan requires a disciplined, analysis-driven approach to capital investment and a focus on deploying capital as efficiently as possible. Talent, technology and capital need to be fully aligned. The Company’s capital investment roadmap includes several core elements:

- Investing in the maintenance of a safe and reliable network.
- Investing in asset infrastructure to increase the capacity of its three-coast network.

- Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation.
- Deepening supply chain partnerships with its customers, including road-to-rail conversion.
- Investing in technologies and capital assets to support decarbonization of its footprint.
- Growing its physical and commercial reach through strategic partnerships and acquisitions.

Delivering Responsibly

Sustainability is at the heart of how CN is building for the future. *Delivering Responsibly* is the encapsulation of the Company’s sustainability strategy and commitments. The Company is focused on transporting goods safely and efficiently, doing so in a manner that seeks to minimize the impact on the environment, attracting, and developing top talent, and helping to build stronger, safer communities, while adhering to the highest governance standards and supporting shareholder value. CN understands that transparency is essential for stakeholder trust concerning the Company’s sustainability commitments. In that regard, CN seeks to align its sustainability disclosures with global best practice frameworks, reporting on commitments and performance with focus, clarity and comparability. In 2025, CN published its latest biennial sustainability report, outlining the Company's goals, programs and achievements in corporate governance, environment, safety, people, community involvement and stakeholder engagement. CN is proud of its 2025 accomplishments including earning a placement on the Corporate Knights list of Canada’s Best Corporate Citizens for the 17th year in a row as well as announcing that CN was awarded Best ESG reporting (Large Cap) at the IR Impact Awards Canada 2025 hosted by IR Magazine, recognizing the Company’s strong performance in communicating its sustainability efforts to investors.

Safety is a core value

CN is committed to the health and safety of its employees, the communities and environments in which it operates and the customers it serves. The Company embraces a values-based safety culture. CN’s objective is to eliminate serious injuries and fatalities. The Company is employing advanced technologies and innovative training to help achieve this goal. More specifically, CN is:

- Fostering an engaged workforce that understands and respects *Life Critical Rules*.
- Embedding a mindset whereby employees take ownership for their own safety and the safety of others by *Looking Out for Each Other*.
- Implementing Behavior-Based Training to encourage proactive safety behaviors, focused on the importance strong leadership plays in establishing the safety culture in the workplace. The culture that is created influences the level of exposure for employees.
- Assessing and addressing its *Safety Culture* to reach a level where employees actively evolve and improve safety procedures.
- Ensuring customer safety through communication procedures and safety resources on critical safety practices.
- Training employees on Risk Reduction to ensure they understand Serious Injury/Fatality potential injuries and how to mitigate them.
- Adopting a *Fatigue Risk Management Program* to provide employees with knowledge and tools necessary to understand the cause and risk of fatigue.
- Training employees to identify and mitigate exposures through scenario-based methodologies and through advanced technologies, including Virtual Reality.
- Providing new hire employees ergonomic training through available exercise programs.
- Using advanced technologies to proactively mitigate human error and reduce risk.
- Maintaining reliable and safe equipment and infrastructure.
- Investing in employee training, coaching, recognition and engagement initiatives.
- Carrying out a targeted risk-based audit program.

See the section of this MD&A entitled *Human capital management - Health and safety* for additional information regarding CN's safety initiatives.

Tackling the impact of climate change

The Company's goal is to conduct its operations in a way that seeks to minimize environmental impact and build resilience to climate related events to mitigate service disruption, while offering a carbon-efficient and sustainable way to move goods. CN is focused on playing a key role in the transition to a lower-carbon economy.

With 85% of its direct greenhouse gas (GHG) emissions generated from rail operations, CN focuses on five key strategic areas in the view of reducing GHG emissions: fleet renewal, innovative technology, big data, operating practices and cleaner fuels. Over the years, this focus has resulted in significant progress in decoupling CN's volume growth from locomotive carbon emissions intensity. CN also continues to remain a leader in locomotive fuel efficiency among Class I North American railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. CN aims to reduce GHG emissions in line with the Paris Agreement and in 2025, received approval for its science-based net-zero goal from the Science Based Targets initiative (SBTi).

To achieve its decarbonization goals, CN will need to continue improving the fuel efficiency of its fleets, increase its use of renewable fuels and test, and eventually deploy alternative propulsion locomotive technologies. Collaboration with suppliers, customers, supply chain partners, innovators and regulators is critical for CN to deliver on its climate commitments and to help drive economic prosperity in a lower-carbon emissions environment.

The Company's CDP Report, including a Task Force on Climate-related Financial Disclosures (TCFD) index, is available on CN's website in the *Delivering Responsibly* section. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Building the talent and culture to drive CN's continuous performance

CN aims to attract, develop, and retain the best talent, building a workforce that embodies the values we firmly believe in. We aim to cultivate an inclusive work environment where all employees feel valued, engaged, and motivated. We train our people with the necessary skills to remain competitive and at the forefront of innovation.

Development programs are tailored to specific roles and capabilities, with a strong focus on frontline supervisors who lead our largest employee group. CN's workplace culture is shaped by leadership that prioritizes care, collaboration, and safety.

CN continues to offer curated development journeys tailored to specific talent cohorts. These programs accelerate readiness, enhance critical skills, and drive performance and growth across the Company.

See the section of this MD&A entitled *Human capital management* for additional information regarding CN's human capital initiatives.

Community engagement

At CN, we are committed to leading responsibly. By being good neighbors who listen, learn, and do our part to help build safer, stronger, more prosperous communities, we acknowledge the impact we have on all our stakeholders. Connecting Canada's Eastern and Western coasts with the U.S. Gulf Coast, CN spans eight provinces, 16 states, and operates within or adjacent to more than 220 reserve lands of nearly 130 First Nations and Métis communities in Canada, seven Tribal communities in the U.S., and more than 2,000 towns and cities across its network. CN plays an essential role and contributes to economic prosperity through job creation, investments and freight transportation services. The Company seeks open and proactive engagement to ensure stakeholders and Indigenous communities are aware of its strategy, operations, opportunities and obligations, and aims to foster effective two-way communications that ensure a respectful and beneficial exchange.

CN also partners with communities to enhance railway safety. Under CN's *Structured Community Engagement Program*, the Company engages with municipal officers, Indigenous leaders and their respective emergency responders to assist them in their emergency response planning. During this frequent outreach, CN discusses its comprehensive safety programs and performance, the nature, volume and economic importance of dangerous goods it transports through their communities and emergency response planning. CN annually conducts hundreds of training events for thousands of emergency responders, totaling over 135,000 first responders since 1988. Additional training sites have been constructed to offer onsite full scale dangerous goods training. Training activities are also supported by annual spill drill exercises, engaging local first responders and agencies, in addition to stakeholders and rightsholders, as well as local first nation communities, while building resiliency within CN's response contractor and sub-contractor network.

This outreach builds on CN's involvement in *Transportation Community Awareness and Emergency Response* (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. *All Aboard for Safety* is CN's flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks.

CN is committed to fostering sustainable communities through strategic financial contributions to hundreds of grassroots, regional and national non-profit organizations across our North American footprint. We actively partner with organizations and provide funding to support causes that align with CN core values and resonate with our railroaders. These include disaster relief; mental health initiatives; inclusive workplaces and environments; poverty; and environmental stewardship. In 2025, CN partnered with over 700 charitable organizations across its network, creating a positive impact in the communities where it operates.

We take immense pride in our employees, retirees, and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these efforts by providing donations to community-based non-profit organizations supported by our volunteers. In 2025, CN railroaders volunteered more than 162,000 hours in support of their favorite charities.

Working alongside Indigenous communities, CN makes it a priority to strengthen its ties, cultivate respectful and mutually beneficial relationships, and work toward reconciliation. After the public acknowledgement of the complex history of railways and the role they played as instruments of colonial policies in 2023, in early 2024 CN published its first Indigenous Relations Policy, and in November 2024 adopted and published its first Indigenous Reconciliation Action Plan (IRAP). The IRAP is guiding CN's reconciliation efforts in Canada until 2027. Throughout 2025, the first year of the IRAP, many commitments were implemented in all five pillars in Canada. These steps reflect CN's dedication to meaningful change and reconciliation.

Human capital management

The Company continues to focus on onboarding new hires successfully, helping them build positive relationships with their colleagues and supporting all employees to grow and develop, while deepening its commitment to develop talent and plan for the future.

Governance

CN's Senior Vice President and Chief Human Resources Officer has leadership accountability for the Company's workforce policies and programs and reports directly to the CEO. CN's Board and its committees, including the Governance and Sustainability Committee and Human Resources and Compensation Committee (HRCC) provide oversight of the Company's human capital management strategies, programs, practices and performance. The HRCC is responsible for monitoring executive management's performance, compensation and succession planning as well as ensuring effective talent management and monitoring union relations and strategy for consistency with CN's strategic direction. The HRCC also has the mandate to review human resources practices and policies by ensuring, amongst other things, that appropriate human resources programs, practices and systems are in place so that the Company can attract, motivate and retain the quality of employees required to meet its business objectives. The Company's senior management provides regular briefings on human capital matters to the Board and its committees to facilitate oversight.

The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN's core values of integrity and respect. The Governance and Sustainability Committee has oversight over CN's ethics program. Each director, executive officer and management employee must certify annually their compliance with the Code of Business Conduct and employees are required to complete an online training course on the Code of Business Conduct. Integrity training is also part of every new employee's onboarding program. In addition, Anti-Fraud Policy and Guidelines apply to all employees of CN and its wholly owned subsidiaries and set out steps to be taken in response to reported or suspected fraud in all its forms, as well as measures that are taken to identify, prevent and manage fraud-related risks.

Total employees

As at December 31, 2025, CN employed a total of 17,176 employees in Canada (2024 – 17,873), of which 12,486, or 73%, were unionized employees (2024 – 12,887, or 72%) and 6,663 employees in the U.S. (2024 – 6,798) of which 5,592, or 84%, were unionized employees (2024 – 5,703, or 84%).

Health and safety

CN is committed to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. The Company's long-term safety improvement is driven by continued investments in infrastructure, rigorous safety processes and exposure reduction efforts, as well as efforts to continue deepening the Company's safety culture. The attainment of annual accident and injury targets is a component of management's annual incentive bonus plan. The Company's injury frequency rate and accident rate, defined according to the criteria of the Federal Railroad Administration (FRA), are provided for the entire company's operations and are publicly disclosed on a quarterly basis. See the section of this MD&A entitled *Selected railroad statistics* for additional information on CN's safety measures.

CN's culture and commitment to safety is supported by its focus on training, leadership, and technology. CN's Safety Management System is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization.

The *Looking Out For Each Other* peer-to-peer engagement program focuses on raising awareness among all employees of the top causes of incidents and injuries, identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at-risk work practices, teaching employees how to provide constructive feedback to their peers and learning from past incidents. The Company's *Life Critical Rules* address the day-to-day activities that have the potential to cause serious harm or even loss of life. They are based on past incidents and are designed to help ensure they do not happen again. CN's safety leadership training program is heavily focused on teaching employees the importance of controlling exposures to risk and on developing the attitudes and behaviors required for a value-driven safety culture.

CN's *Train Tube* initiative enhances peer-to-peer engagement by providing employees with short videos demonstrating procedural tasks, serving as practical guides for safe and correct completion. Building on this, the "Your Actions Matter" campaign takes a dramatic approach to highlight the serious consequences of inattention, reinforcing the importance of vigilance and adherence to safety protocols. These impactful videos, available for employees to view at their convenience, reinforce procedural knowledge and empower them to prioritize safety in every action they take.

CN collaborates with customers and suppliers to ensure adherence to *Life Critical Rules* and promote a shared safety culture. A newly developed handbook guides customers on essential safety practices, winter hazard management, and emergency protocols, reinforced by Train Tube-style videos that offer accessible visual guides for safety protocols. As part of ongoing improvements, CN will add videos specific to winter conditions to further support safe operations during challenging seasonal weather.

CN continues to leverage technology to drive improved safety performance. AI and sensor technology in autonomous track inspection cars enable real-time track inspections at normal track speed. Automated inspection portals with ultra-high-definition cameras capture a 360° view of trains, enhancing the quality and frequency of railcar inspections. Additional wayside detection systems, including acoustic bearing detectors, have been installed across the network to identify potential problems earlier and reduce the risk of accidents. Electronic Track Authority Verification (ETAV), a geospatial navigation aid application, improves safety for track maintenance vehicle operators by providing precise location information and warnings regarding Track Authority limits.

CN strives for continuous improvement in our environmental, health, safety, and security (EHS&S) performance and is proud to be a long-standing Responsible Care® Partner. Triennially, CN undergoes a Responsible Care® audit conducted by an external audit team to ensure CN’s processes, programs and policies meet the rigorous Responsible Care® Management System Specifications, Guiding Principles and Stewardship Codes.

CN's Health and Wellness Program - Sprout
CN's Mobile Wellness platform helps employees strengthen their commitment to a healthy lifestyle. Employees are encouraged to download the “Sprout” work app to begin tracking their daily activities to unlock quarterly rewards. The Sprout app allows tracking of health-conscience activities to include walking, hydration, and healthy eating. The more tracked, the more points earned to claim rewards.

EFAP Health and Wellness Program
Both TELUS Health and Cigna Healthcare offer free monthly behavioral health awareness seminars on autism, eating disorders, substance use and children’s behavioral health issues. These seminars are live and available to join virtually for all CN employees. TELUS Health and Cigna Healthcare offer free information on General Health and Wellness topics:

- Fitness and Exercise
- Family Health and Parenting
- Health topics for other diverse groups including Military/Veteran Health, LGBTQ+ Health, and Senior Health

Talent management

Attraction and recruitment

CN aligns its talent strategy with evolving business priorities by emphasizing both the acquisition and development of essential skills and capabilities. This integrated approach enables the organization to deliver on its commitments, navigate operational challenges, and build a resilient talent pipeline to mitigate future risks.

CN continues to actively partner with universities, technical schools and colleges as well as various communities across Canada and the U.S., to build strong visibility of career opportunities at CN. This is enabling CN to develop a steady talent-stream to the organization. New development programs for early career employees and recent graduates support the conversion of students within CN's Internship program, which welcomes more than 120 university students ever year.

With the launch of its IRAP last year, the organization focused on meeting its first-year commitments including developing a strategy to attract, hire and develop more Indigenous talent in addition to creating greater procurement opportunities for Indigenous-owned businesses in Canada.

In the past year, CN has focused on training and attracting talent to CN, leveraging virtual reality (VR) technology to provide candidates and employees with simulations of several common railroad jobs. In the virtual simulations, candidates can climb the side of rail cars or signal towers, choose to drive a train, operate a crane or work on a track. These immersive experiences enable candidates to assess their suitability for a role more effectively. CN Campus is revolutionizing workforce training through immersive technologies integrating Virtual and Augmented Reality (VR/AR) into safety and operational learning. Simulations like "Live Track – Near Miss," "Switches & Routing VR," and "Air Brakes VR," blend real-world scenarios with digital environments to enhance decision-making and operational readiness.

Training and development

CN offers a variety of training and development programs, which cover regulatory, compliance or CN business mandated requirements or are part of an employee's learning journey and development. This ensures that its employees are equipped to perform in their roles and prepare for career advancement opportunities, as required.

The Company offers trainings in technical, business and leadership programs, with either online, e-learning or virtually-led courses, and, when possible, through in-person sessions. CN also continues to invest in our training centers in Winnipeg, MB, and Homewood, IL. People leaders are supported in building the skills and knowledge needed to successfully perform at each level and this includes a focus on enhancing communication skills, increasing collaboration to break silos while increasing teamwork and embedding strong principles and abilities of inclusive leadership throughout our workforce. In 2025, CN expanded and scaled its offering of self-guided and self-paced learning (curated playlists & curricula and linguistics improvement) to allow for development tools to be available throughout the year and to be self-directed by the employee, when it is most convenient.

Leadership curricula and development programs

In 2025, 1,875 people managers focused on an expanded Leadership curricula targeting skills such as collaboration, critical thinking, growth mindset and change management. Over 75 cohorts of leadership training were successfully deployed to CN management. CN also deployed curated development programs for emerging talent such as the leadership program LINK as well as mentoring and coaching to management employees (12,700 hours). CN continues to offer various differentiated development journeys for its talent cohorts, including understanding railway operations, metrics, and business acumen, in order to support growth and advancement.

Front-Line Supervisor Program (FLS)

In 2025, the FLS Operations functions were invited to join nine additional cohorts of the Front-Line Supervisor Program with a focus on three critical components to help build their skills and role effectiveness (foundational, technical and safety & people leadership). The FLS Program continues to run monthly sessions in Winnipeg, Homewood and Montreal.

Educational Financial Assistance (EFA) Program

In 2025, the EFA program for continuing education available to union represented and management employees saw an increase of over 44% in continued learning reimbursements to the EFA program since 2024.

Performance

CN supports its employees through a structured performance management process. At the beginning of each year, non-unionized employees set goals for the year that align to its business strategy and objectives. At mid and year-end, there is a formal discussion and review of progress against these goals as well as how they were achieved. CN continues to emphasize the importance of a performance-based culture. During 2025, CN continued to refine and create new development planning tools to support and encourage our employees to own their career and build actionable development plans. In addition, there are also customized development discussions with key talent to accelerate readiness and enhance skills, capabilities and experience across the talent pools.

Compensation

CN's approach to compensation continues to be driven by our goal to deliver sustainable value creation, while ensuring that target compensation supports the attraction and retention of talent. Compensation programs are designed to encourage appropriate behaviors and include appropriate risk mitigation mechanisms. In addition, compensation best practices adopted by CN include industry benchmarking and pay positioning as well as pay equity reviews in compliance with local laws.

CN offers a competitive compensation portfolio that consists of base salary, employee share investment plan, short-term and long-term incentives (applicable to certain employees only), benefits, retirement plans and other non-monetary elements.

Inclusive workplace

CN believes that inclusion and respect are critical to creating an environment that can attract and retain the best talent – a key to making us more innovative, fair and productive. Our success is built on the collective strength of our dedicated railroaders, whose varied backgrounds and unique perspectives fuel our innovation and accomplishments.

The Company's approach for a fair and inclusive CN, where everyone feels welcome and succeeds, revolves around five pillars.

- Cultivate inclusion through people and culture: empower everyone to foster belonging.
- Invest in accessible and inclusive infrastructure: create spaces where all can thrive.
- Build fair and inclusive systems: ensure equal opportunities in policies and processes.
- Raise awareness to enhance understanding and engagement: promote ongoing education and dialogue.
- Measure progress and accountability: track results and drive improvement.

CN's inclusion journey in 2025 was marked by intentional investments, enhanced training, and a renewed focus on psychological safety – a lever for inclusion. These efforts, supported by robust measurement and communication, are helping to build a workplace where everyone feels valued and empowered to contribute. Building on this foundation, the Company implemented several key initiatives to advance inclusion and psychological safety across the organization.

- Mobilized a network of employee ambassadors to promote well-being, psychological safety, and inclusive practices throughout CN.
- Invested in infrastructure improvements to enhance workplace accessibility and support an inclusive environment.
- Advanced commitments under the IRAP plan through a multi-year strategy focused on inclusive employment practices in Canada.
- Strengthened internal communications by centralizing resources and amplifying employee voices through Employee Resource Groups (ERGs) branded campaigns and dedicated platforms.

CN aspires to maintain a highly qualified Board in which independent Board members are comprised of at least 40% of each gender (male and female) and at least two members come from the broader underrepresented groups, beyond gender. Currently, 6 out of 11, or 55% of independent Board members are women and two, or 18% of independent Board members are from underrepresented groups as such terms are defined under the Employment Equity Act, S.C. 1995, c. 44. CN reiterates its gender diversity goals for executive management (comprising all Vice-Presidents and more senior positions), whereby by the end of 2027, and thereafter, CN aspires to maintain an executive management team in which at least 35% of this group are highly qualified women. As of the date of this MD&A, 35%, or nine out of the 26 executive management roles, were held by women. CN intends to maintain its standards of hiring and promoting based on merit while working towards achieving its aspirations as to representation on its Board and in executive management positions.

Financial highlights

In millions, except percentage and per share data		**2025**		2024		2023	% Change Favorable/(Unfavorable) 2025 vs 2024	% Change Favorable/(Unfavorable) 2024 vs 2023
Revenues	**$**	**17,304**	$	17,046	$	16,828	2%	1%
Operating income	**$**	**6,587**	$	6,247	$	6,597	5%	(5%)
Adjusted operating income (1)(2)	**$**	**6,636**	$	6,325	$	6,597	5%	(4%)
Net income	**$**	**4,720**	$	4,448	$	5,625	6%	(21%)
Adjusted net income (1)(2)	**$**	**4,756**	$	4,506	$	4,800	6%	(6%)
Basic earnings per share	**$**	**7.58**	$	7.02	$	8.55	8%	(18%)
Diluted earnings per share	**$**	**7.57**	$	7.01	$	8.53	8%	(18%)
Adjusted diluted earnings per share (1)(2)	**$**	**7.63**	$	7.10	$	7.28	7%	(2%)
Dividends declared per share	**$**	**3.55**	$	3.38	$	3.16	5%	7%
Operating ratio (3)		**61.9%**		63.4%		60.8%	1.5 pts	(2.6) pts
Adjusted operating ratio (1)(2)		**61.7%**		62.9%		60.8%	1.2 pts	(2.1) pts
Net cash provided by operating activities	**$**	**7,049**	$	6,699	$	6,965	5%	(4%)
Net cash used in investing activities	**$**	**3,713**	$	3,607	$	3,468	(3%)	(4%)
Free cash flow (1)(4)	**$**	**3,336**	$	3,092	$	3,887	8%	(20%)

In millions, except percentages		**As at December 31, 2025**		As at December 31, 2024		As at December 31, 2023	% Change Favorable/(Unfavorable) 2025 vs 2024	% Change Favorable/(Unfavorable) 2024 vs 2023
Financial position								
Total assets	**$**	**58,555**	$	57,067	$	52,666	3%	8%
Total long-term liabilities (5)	**$**	**33,291**	$	32,040	$	27,514	(4%)	(16%)

(1) These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

(2) See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for an explanation of these non-GAAP measures.

(3) Operating ratio is defined as operating expenses as a percentage of revenues.

(4) See the section of this MD&A entitled *Liquidity and capital resources – Free cash flow* for an explanation of this non-GAAP measure.

(5) Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

2025 Results of operations

Revenues for the year ended December 31, 2025 were $17,304 million compared to $17,046 million in 2024, an increase of $258 million, or 2%. The increase was mainly due to higher volumes and higher freight revenue per RTM:

- Volumes: increased mainly due to higher exports of U.S. and Canadian grain, higher shipments of domestic and international intermodal, including the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 and West Coast port related labor disruptions in the fourth quarter of 2024, higher exports of Canadian metallurgical coal and natural gas liquids; partly offset by lower shipments of forest products, refined petroleum products, frac sand and iron ore.
- Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which was charged back to customers.

Operating expenses for the year ended December 31, 2025 were $10,717 million compared to $10,799 million in 2024. The decrease of $82 million, or 1%, was mainly due to the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, lower fuel prices, lower average headcount and the loss on assets held for sale recorded in the second quarter of 2024; partly offset by the negative translation impact of a weaker Canadian dollar and general wage increases.

Operating income for the year ended December 31, 2025 increased by $340 million, or 5%, to $6,587 million, when compared to the same period in 2024. The operating ratio was 61.9% in 2025, compared to 63.4% in 2024, a 1.5 point improvement.

Net income for the year ended December 31, 2025 was $4,720 million, an increase of $272 million, or 6%, when compared to 2024, and diluted earnings per share increased by 8% to $7.57.

Key operating metrics

				% Change Favorable/(Unfavorable)	
	2025	2024	2023	2025 vs 2024	2024 vs 2023
Gross ton miles (GTMs) *(millions)* (1)	**463,002**	457,694	452,043	1%	1%
Train weight *(tons)* (2)	**9,173**	9,087	9,186	1%	(1%)
Train length *(feet)* (3)	**7,909**	7,831	7,891	1%	(1%)
Through network train speed *(miles per hour)* (4)	**18.8**	18.9	19.8	(1%)	(5%)
Fuel efficiency *(US gallons of locomotive fuel consumed per 1,000 GTMs)* (5)	**0.873**	0.876	0.874	—%	—%
Through dwell *(entire railroad, hours)* (6)	**7.1**	7.0	7.0	(1%)	—%
Car velocity *(car miles per day)* (7)	**206**	209	213	(1%)	(2%)

(1) GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.

(2) Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.

(3) Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.

(4) Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.

(5) Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.

(6) Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than ten days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.

(7) Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars' active time, with a higher value indicating a smoother and more fluid operation.

The Company's continued focus on its scheduled operating plan, along with fewer network disruptions, drove improvements across many key operating metrics in the last three quarters of 2025. These improvements were tempered by less favorable winter operating conditions in the first quarter of 2025 when compared to the first quarter of 2024. CN's Winter Operating Plan implements train length restrictions and speed restrictions at temperatures below a certain point, which constrain car velocity and network fluidity.

For the year ended December 31, 2024, when compared to 2023, operating performance, primarily network train speed and car velocity, was negatively impacted in 2024, mainly due to the TCRC and port labor work stoppages and wildfires in Alberta. Additionally, these metrics were further negatively impacted by maintenance in the key Vancouver corridor during the second quarter of 2024 as well as earlier winter operating conditions in the fourth quarter of 2024 when compared to the same period in 2023.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, return on invested capital (ROIC) and adjusted ROIC, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled *Non-GAAP measures: Adjusted performance measures*, *ROIC and adjusted ROIC* and *Constant currency*, as well as the section entitled *Liquidity and capital resources: Free cash flow* and *Adjusted debt-to-adjusted EBITDA multiple*.

Adjusted performance measures

Adjusted net income, adjusted diluted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance and may include the following adjustments:

i. operating expense adjustments: workforce reduction program, advisory costs related to rail consolidation matters, depreciation expense on the deployment of a replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii. non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii. the effect of changes in tax laws including rate enactments and changes in tax positions affecting prior years.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the year ended December 31, 2025, the Company's adjusted net income was $4,756 million, or $7.63 per diluted share, which excludes:

- employee termination benefits and severance costs related to a workforce reduction program of $34 million, or $25 million after-tax ($0.04 per diluted share) recorded in the fourth quarter in Labor and fringe benefits within the Consolidated Statement of Income; and
- advisory costs related to analysis and advocacy for STB enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern of $15 million, or $11 million after-tax ($0.02 per diluted share) recorded in the fourth quarter in Purchased services and materials within the Consolidated Statements of Income.

For the year ended December 31, 2024, the Company's adjusted net income was $4,506 million, or $7.10 per diluted share, which excludes a loss on assets held for sale of $78 million, or $58 million after-tax ($0.09 per diluted share), recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See *Note 5 - Assets held for sale* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

For the year ended December 31, 2023, the Company's adjusted net income was $4,800 million, or $7.28 per diluted share, which excludes:

- a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million, or $112 million after-tax ($0.17 per diluted share) recorded in the fourth quarter in Other income within the Consolidated Statements of Income; and
- a net deferred income tax recovery of $713 million ($1.08 per diluted share) recorded in the fourth quarter resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Management believes that adjusted net income provides additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as it excludes certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. This measure helps management and investors evaluate the Company's profitability on a per-share basis, facilitating the assessment of period-over-period performance by removing the impact of significant, non-recurring items.

The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the years ended December 31, 2025, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

In millions, except per share data *Year ended December 31,*		**2025**		2024		2023
Net income	**$**	**4,720**	$	4,448	$	5,625
Adjustments:						
Operating expense adjustments:						
Workforce reduction program		**34**		—		—
Advisory costs related to rail consolidation matters		**15**		—		—
Loss on assets held for sale		**—**		78		—
Non-operating expense adjustments:						
Gain on disposal of property		**—**		—		(129)
Tax adjustments:						
Tax effect of adjustments [1]		**(13)**		(20)		17
Tax-deductible goodwill and related impacts [2]		**—**		—		(713)
Total adjustments	**$**	**36**	$	58	$	(825)
Adjusted net income	**$**	**4,756**	$	4,506	$	4,800
Diluted earnings per share	**$**	**7.57**	$	7.01	$	8.53
Impact of adjustments, per share		**0.06**		0.09		(1.25)
Adjusted diluted earnings per share	**$**	**7.63**	$	7.10	$	7.28

(1) The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

(2) Relates to the impacts resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure helps management and investors assess the Company's core operating results by excluding items that may distort the analysis of ongoing business performance. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items that are not reflective of CN's underlying business operations. This measure provides management and investors with a view of ongoing costs which exclude unusual or non-recurring items, enabling more accurate assessment of cost management and resource allocation across reporting periods. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. For management and investors, the adjusted operating ratio serves as a key performance indicator of cost management and overall operational effectiveness, as it demonstrates how effectively management controls costs relative to total revenue by excluding unusual or non-recurring items.

The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the years ended December 31, 2025, 2024 and 2023, to the non-GAAP adjusted performance measures presented herein:

In millions, except percentages *Year ended December 31,*		**2025**		2024		2023
Operating income	**$**	**6,587**	$	6,247	$	6,597
Adjustments:						
Workforce reduction program		**34**		—		—
Advisory costs related to rail consolidation matters		**15**		—		—
Loss on assets held for sale		**—**		78		—
Total adjustments	**$**	**49**	$	78	$	—
Adjusted operating income	**$**	**6,636**	$	6,325	$	6,597
Operating expenses	**$**	**10,717**	$	10,799	$	10,231
Total adjustments		**(49)**		(78)		—
Adjusted operating expenses	**$**	**10,668**	$	10,721	$	10,231
Operating ratio		**61.9 %**		63.4 %		60.8 %
Impact of adjustments		**(0.2)%**		(0.5)%		— %
Adjusted operating ratio		**61.7 %**		62.9 %		60.8 %

ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage *As at and for the year ended December 31,*	**2025**	2024	2023
Net income	**$ 4,720**	$ 4,448	$ 5,625
Interest expense	**913**	891	722
Tax on interest expense [1]	**(225)**	(214)	(177)
Return	**$ 5,408**	$ 5,125	$ 6,170
Average total shareholders' equity	**$ 21,310**	$ 20,584	$ 20,751
Average long-term debt	**20,014**	17,931	15,253
Average current portion of long-term debt	**1,036**	1,753	1,699
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents	**(382)**	(663)	(879)
Average invested capital	**$ 41,978**	$ 39,605	$ 36,824
ROIC	**12.9%**	12.9%	16.8%
Adjusted net income [2]	**$ 4,756**	$ 4,506	$ 4,800
Interest expense	**913**	891	722
Adjusted tax on interest expense [3]	**(226)**	(214)	(177)
Adjusted return	**$ 5,443**	$ 5,183	$ 5,345
Average invested capital	**$ 41,978**	$ 39,605	$ 36,824
Adjusted ROIC	**13.0%**	13.1%	14.5%

(1) The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2025 and 2024 was 24.6% and 24.0%, respectively. Due to the significantly lower effective tax rate of 13.3% reported by the Company in 2023, tax on interest expense for 2023 was calculated using an adjusted effective tax rate of 24.5%.

(2) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for an explanation of this non-GAAP measure.

(3) The adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense for 2025 was 24.7% (2024 - 24.0%; 2023 - 24.5%).

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.398 and $1.370 per US$1.00, for the years ended December 31, 2025 and 2024, respectively. On a constant currency basis, the Company's Net income for the year ended December 31, 2025 would have been lower by $49 million ($0.08 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2025:

In millions, except per share data	*Year ended December 31,*	**2025**	Constant currency impact	2024	% Change at constant currency Fav (Unfav)
Revenues					
Petroleum and chemicals		**$ 3,478**	$ (43)	$ 3,414	1%
Metals and minerals		**1,962**	(33)	2,048	(6%)
Forest products		**1,839**	(31)	1,931	(6%)
Coal		**960**	(7)	929	3%
Grain and fertilizers		**3,658**	(36)	3,422	6%
Intermodal		**3,892**	(18)	3,757	3%
Automotive		**892**	(14)	894	(2%)
Total freight revenues		**16,681**	(182)	16,395	1%
Other revenues		**623**	(6)	651	(5%)
Total revenues		**17,304**	(188)	17,046	—%
Operating expenses					
Labor and fringe benefits		**3,510**	(27)	3,422	(2%)
Purchased services and material		**2,306**	(10)	2,313	1%
Fuel		**1,786**	(39)	2,060	15%
Depreciation and amortization		**1,938**	(17)	1,892	(2%)
Equipment rents		**432**	(7)	392	(8%)
Other		**745**	(10)	642	(14%)
Loss on assets held for sale		**—**	—	78	100%
Total operating expenses		**10,717**	(110)	10,799	2%
Operating income		**6,587**	(78)	6,247	4%
Interest expense		**(913)**	14	(891)	(1%)
Other components of net periodic benefit income		**502**	—	454	11%
Other income		**88**	(1)	42	107%
Income before income taxes		**6,264**	(65)	5,852	6%
Income tax expense		**(1,544)**	16	(1,404)	(9%)
Net income		**$ 4,720**	$ (49)	$ 4,448	5%
Diluted earnings per share		**$ 7.57**	$ (0.08)	$ 7.01	7%

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*	2025	2024	% Change	% Change at constant currency (1)
Freight revenues		$ 16,681	$ 16,395	2%	1%
Other revenues		623	651	(4%)	(5%)
Total revenues		**$ 17,304**	$ 17,046	2%	—%
Freight revenues					
Petroleum and chemicals		$ 3,478	$ 3,414	2%	1%
Metals and minerals		1,962	2,048	(4%)	(6%)
Forest products		1,839	1,931	(5%)	(6%)
Coal		960	929	3%	3%
Grain and fertilizers		3,658	3,422	7%	6%
Intermodal		3,892	3,757	4%	3%
Automotive		892	894	—%	(2%)
Total freight revenues		**$ 16,681**	$ 16,395	2%	1%
Revenue ton miles (RTMs) *(millions)* (2)		238,159	235,538	1%	1%
Freight revenue/RTM *(cents)* (3)		7.00	6.96	1%	—%
Carloads *(thousands)*		5,458	5,390	1%	1%
Freight revenue/carload *($)*		3,056	3,042	—%	(1%)

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *Non-GAAP measures – Constant currency* for an explanation of this non-GAAP measure.

(2) RTMs is a measure of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines. CN uses RTMs as the primary measure of volumes as compared to Carloads, since RTMs also takes into account the length of haul and weight in the movement.

(3) Freight revenue per RTM is an indicator of yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Business Unit Revenue Mix

% of 2025 Revenues


Other revenues 4%
Automotive 5%
Petroleum and chemicals 20%
Intermodal 22%
Metals and minerals 11%
Forest products 11%
Grain and fertilizers 21%
Coal 6%

Business Unit Revenue Mix

% of 2024 Revenues


Other revenues 4%
Automotive 5%
Petroleum and chemicals 20%
Intermodal 22%
Metals and minerals 12%
Forest products 11%
Grain and fertilizers 20%
Coal 6%

Revenues for the year ended December 31, 2025 were $17,304 million compared to $17,046 million in 2024, an increase of $258 million, or 2%. The increase was mainly due to higher volumes and higher freight revenue per RTM:

- Volumes: increased mainly due to higher exports of U.S. and Canadian grain, higher shipments of domestic and international intermodal, including the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 and West Coast port related labor disruptions in the fourth quarter of 2024, higher exports of Canadian metallurgical coal and natural gas liquids; partly offset by lower shipments of forest products, refined petroleum products, frac sand and iron ore.
- Freight revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which was charged back to customers.

Fuel and carbon surcharge revenues decreased by $327 million in 2025 when compared to 2024, mainly due to lower applicable fuel surcharge rates and the April 1, 2025 elimination of the Canadian federal carbon tax program.

Petroleum and chemicals

Year ended December 31,	**2025**	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 3,478**	$ 3,414	2%	1%
RTMs *(millions)*	**46,626**	46,530	—%	—%
Revenue/RTM *(cents)*	**7.46**	7.34	2%	—%
Carloads *(thousands)*	**646**	648	—%	—%
Revenue/carload *($)*	**5,384**	5,269	2%	1%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production, petroleum refining activity, pipeline capacities and related petrochemical commodity prices. Most of the Company's petroleum and chemicals shipments originate in the Alberta Industrial Heartland, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics. In addition to servicing the Louisiana petrochemical corridor between New Orleans and Baton Rouge as well as the Sarnia-Lambton Petrochemical and Refining Complex in Southwestern Ontario, the Company also supplements pipeline capacity by moving petroleum products from facilities in Saskatchewan, British Columbia, Quebec, and Illinois.

Revenues for this commodity group increased by $64 million, or 2%, for the year ended December 31, 2025 when compared to 2024, mainly due to higher revenue per RTM while volumes remained flat:

- Volumes: remained flat due to higher exports of natural gas liquids and sulfur and higher shipments of plastics; offset by lower domestic volumes of refined petroleum products driven by production disruptions and extended turnarounds at customer facilities.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Percentage of commodity group revenues	**2025**	2024
Refined petroleum products	**49 %**	50 %
Chemicals and plastics	**38 %**	38 %
Crude and condensate	**8 %**	7 %
Sulfur	**5 %**	5 %

Metals and minerals

Year ended December 31,	**2025**	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 1,962**	$ 2,048	(4%)	(6%)
RTMs *(millions)*	**27,073**	28,829	(6%)	(6%)
Revenue/RTM *(cents)*	**7.25**	7.10	2%	—%
Carloads *(thousands)*	**900**	974	(8%)	(8%)
Revenue/carload *($)*	**2,180**	2,103	4%	2%

The metals and minerals commodity group consists primarily of materials related to oil and gas development such as frac sand, drilling pipe and large diameter pipe, steel, iron ore, non-ferrous base metals and ores, raw materials including scrap metal, industrial materials including aggregates, construction materials such as roofing and railway equipment, machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products.

Revenues for this commodity group decreased by $86 million, or 4%, for the year ended December 31, 2025 when compared to 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:

- Volumes: decreased mainly due to weaker market fundamentals for frac sand driven by lower levels of natural gas drilling projects in western Canada as well as weaker market fundamentals for iron ore including the shutdown of a mine in the second quarter of 2025. Aluminum volumes were also negatively impacted as a result of U.S. tariffs; partly offset by new business and shifts in other metal segments.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates, the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and an increase in the average length of haul.

Percentage of commodity group revenues	**2025**	2024
Energy materials	**28 %**	28 %
Metals	**28 %**	27 %
Minerals	**27 %**	25 %
Iron ore	**17 %**	20 %

Forest products

Year ended December 31,		**2025**		2024	% Change	% Change at constant currency
Revenues *(millions)*	**$**	**1,839**	$	1,931	(5%)	(6%)
RTMs *(millions)*		**20,472**		22,111	(7%)	(7%)
Revenue/RTM *(cents)*		**8.98**		8.73	3%	1%
Carloads *(thousands)*		**278**		299	(7%)	(7%)
Revenue/carload *($)*		**6,615**		6,458	2%	1%

The forest products commodity group includes various types of lumber, panels, paper, board, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with efficient interline connections to other railroads and a strong network of transloads extending our reach into our customers' target markets.

Revenues for this commodity group decreased by $92 million, or 5% for the year ended December 31, 2025, when compared to 2024, mainly due to lower volumes; partly offset by higher revenue per RTM:

- Volumes: decreased mainly due to lower shipments of lumber and woodpulp from ongoing unfavorable market conditions including the impact of higher U.S. anti-dumping and countervailing duties on Canadian lumber.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Percentage of commodity group revenues	**2025**	2024
Lumber	**34 %**	35 %
Pulp	**29 %**	29 %
Paper	**19 %**	18 %
Panels	**18 %**	18 %

Coal

Year ended December 31,	**2025**	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 960**	$ 929	3%	3%
RTMs *(millions)*	**20,777**	20,165	3%	3%
Revenue/RTM *(cents)*	**4.62**	4.61	—%	—%
Carloads *(thousands)*	**472**	456	4%	4%
Revenue/carload *($)*	**2,034**	2,037	—%	(1%)

The coal commodity group consists of metallurgical coal, thermal grades of bituminous coal, petroleum coke and metallurgical coke. Canadian metallurgical and thermal coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals on the U.S. Gulf Coast and inland river system. Petroleum coke, a by-product of the oil refining process, is exported to offshore markets via terminals on the west coast of Canada, the U.S. Gulf Coast and inland river system, as well as shipped to industrial users in domestic markets.

Revenues for this commodity group increased by $31 million, or 3% for the year ended December 31, 2025, when compared to 2024, mainly due to higher volumes while revenue per RTM remained flat:

- Volumes: increased mainly due to higher exports of Canadian metallurgical coal; partly offset by lower exports of Canadian thermal coal.
- Revenue per RTMs: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program.

Percentage of commodity group revenues	**2025**	2024
Canadian coal - export	**54 %**	52 %
Petroleum coke	**23 %**	23 %
U.S. coal - export	**12 %**	13 %
U.S. coal - domestic	**11 %**	12 %

Grain and fertilizers

Year ended December 31,	**2025**	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 3,658**	$ 3,422	7%	6%
RTMs *(millions)*	**67,773**	64,594	5%	5%
Revenue/RTM *(cents)*	**5.40**	5.30	2%	1%
Carloads *(thousands)*	**720**	690	4%	4%
Revenue/carload *($)*	**5,081**	4,959	2%	1%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, flaxseed, rye, peas, lentils, corn, corn meal, ethanol, dried distillers grain, canola seed and processed canola products, soybeans and processed soybean products, sweeteners and animal fat. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. Grain grown in the U.S. Midwest is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, anhydrous ammonia, urea and other fertilizers across Canada and the U.S. and CN delivers the product for North American and export demand. CN also transports imported product to key markets in North America.

Revenues for this commodity group increased by $236 million, or 7% for the year ended December 31, 2025, when compared to 2024, mainly due to higher volumes and higher revenue per RTM:

- Volumes: increased mainly due to higher U.S. and Canadian grain for offshore export.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower applicable fuel surcharge rates.

Percentage of commodity group revenues	**2025**	2024
Canadian grain - regulated	**42 %**	42 %
U.S. grain - domestic	**18 %**	17 %
Canadian grain - commercial	**13 %**	12 %
Fertilizers - potash	**12 %**	13 %
Fertilizers - other	**8 %**	9 %
U.S. grain - exports	**7 %**	7 %

Intermodal

Year ended December 31,	**2025**	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 3,892**	$ 3,757	4%	3%
RTMs *(millions)*	**52,249**	50,190	4%	4%
Revenue/RTM *(cents)*	**7.45**	7.49	(1%)	(1%)
Carloads *(thousands)*	**2,234**	2,115	6%	6%
Revenue/carload *($)*	**1,742**	1,776	(2%)	(2%)

The intermodal commodity group includes rail and trucking services and is comprised of two markets: domestic intermodal and international intermodal. Domestic intermodal transports consumer products and manufactured goods, serving retail, wholesale and logistics provider channels, within domestic Canada, domestic U.S., Mexico and transborder, while international intermodal handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, Saint John, New Orleans and Mobile. CN's network of inland intermodal terminals, located near ports and large urban centers, and a number of interline partnerships with other Class I railroads, connects customers to major markets in North America and overseas. Revenues for CN owned trucking businesses, including TransX, are included in this commodity group within the domestic market.

Revenues for this commodity group increased by $135 million, or 4% for the year ended December 31, 2025, when compared to 2024, mainly due to higher volumes; partly offset by lower revenues per RTM:

- Volumes: increased mainly due to higher shipments in the domestic segment and higher international shipments through the West Coast Ports of Prince Rupert and Vancouver and the Port of Montreal. The increase also reflects the impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 and West Coast port related labor disruptions in the fourth quarter of 2024.
- Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Percentage of commodity group revenues	**2025**	2024
International	**63 %**	64 %
Domestic	**37 %**	36 %

Automotive

Year ended December 31,	2025	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 892**	$ 894	—%	(2%)
RTMs *(millions)*	**3,189**	3,119	2%	2%
Revenue/RTM *(cents)*	**27.97**	28.66	(2%)	(4%)
Carloads *(thousands)*	**208**	208	—%	—%
Revenue/carload *($)*	**4,288**	4,298	—%	(2%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads for vehicles produced outside CN's directly served network, including in Mexico. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S.

Revenues for this commodity group for the year ended December 31, 2025 were in line with the same period in 2024, mainly due to higher volumes; partly offset by lower revenue per RTM:

- Volumes: increased mainly due to higher longer haul shipments of finished vehicles from Mexico into Canada and higher shipments within the U.S. and Canada; partly offset by lower transborder shipments of finished vehicles between Canada and the U.S.
- Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Percentage of commodity group revenues	**2025**	2024
Finished vehicles	**94 %**	93 %
Auto parts	**6 %**	7 %

Other revenues

Year ended December 31,	2025	2024	% Change	% Change at constant currency
Revenues *(millions)*	**$ 623**	$ 651	(4%)	(5%)

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

Other revenues decreased by $28 million, or 4% for the year ended December 31, 2025, when compared to 2024, mainly due to lower vessel revenues from the iron ore supply chain; partly offset by increased automotive logistics revenues and increased distribution services.

Percentage of other revenues	**2025**	2024
Vessels and docks	**51 %**	56 %
Other non-rail services	**41 %**	36 %
Other revenues	**8 %**	8 %

Operating expenses

Operating expenses for the year ended December 31, 2025, amounted to $10,717 million compared to $10,799 million in 2024. The decrease of $82 million, or 1%, was mainly due to the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, lower fuel prices, lower average headcount and the loss on assets held for sale recorded in the second quarter of 2024; partly offset by the negative translation impact of a weaker Canadian dollar and general wage increases.

In millions	*Year ended December 31,*	2025	2024	% Change	% Change at constant currency (1)
Labor and fringe benefits		**$ 3,510**	$ 3,422	(3%)	(2%)
Purchased services and material		**2,306**	2,313	—%	1%
Fuel		**1,786**	2,060	13%	15%
Depreciation and amortization		**1,938**	1,892	(2%)	(2%)
Equipment rents		**432**	392	(10%)	(8%)
Other		**745**	642	(16%)	(14%)
Loss on assets held for sale		**—**	78	100%	100%
Total operating expenses		**$ 10,717**	$ 10,799	1%	2%

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *Non-GAAP measures – Constant currency* for an explanation of this non-GAAP measure.

Operating Expenses Mix

% of 2025 Total operating expenses


Other 7%
Equipment rents 4%
Labor and fringe benefits 33%
Depreciation and amortization 18%
Fuel 17%
Purchased services and material 21%

Operating Expenses Mix

% of 2024 Total operating expenses


Other 6%
Loss on assets held for sale 1%
Equipment rents 4%
Labor and fringe benefits 32%
Depreciation and amortization 17%
Fuel 19%
Purchased services and material 21%

Labor and fringe benefits

Labor and fringe benefits expense includes wages, payroll taxes and employee benefits such as incentive compensation, including stock-based compensation, health and welfare, current service cost for pensions and postretirement benefits. Certain incentive compensation plans are based mainly on financial performance targets and the related expense is recorded in relation to the attainment of such targets.

Labor and fringe benefits expense increased by $88 million, or 3%, in 2025 when compared to 2024. The increase was mainly due to general wage increases, higher incentive compensation expense, employee termination benefits and severance costs of $34 million related to a workforce reduction program in the fourth quarter of 2025 and the negative translation impact of a weaker Canadian dollar; partly offset by lower average headcount.

Purchased services and material

Purchased services and material expense includes the cost of services purchased from outside contractors including freight forwarding expense; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.

Purchased services and material expense remained flat when compared to 2024, mainly due to lower contracted services, offset by higher freight forwarding expense, higher material costs and advisory costs of $15 million related to rail consolidation matters.

Fuel

Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.

Fuel expense decreased by $274 million, or 13%, in 2025 when compared to 2024. The decrease was mainly due to the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program and lower fuel prices; partly offset by the negative translation impact of a weaker Canadian dollar and higher volumes.

Depreciation and amortization

Depreciation and amortization expense includes the costs associated with the use of properties and intangible assets over their estimated service lives. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.

Depreciation and amortization expense increased by $46 million, or 2%, in 2025 when compared to 2024. The increase was mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar; partly offset by the impact of certain assets recognized through purchase price allocations from prior business acquisitions having become fully depreciated during 2025.

Equipment rents

Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's freight cars (car hire) and locomotives.

Equipment rents expense increased by $40 million, or 10%, in 2025 when compared to 2024. The increase was mainly due to higher car hire expense primarily driven by higher intermodal volumes and the negative translation impact of a weaker Canadian dollar.

Other

Other expense includes operating taxes; software, support and cloud computing costs; insurance; environmental; freight and property damage; personal injury claims; travel expenses; advisory fees related to shareholder matters; bad debt; as well as other general expenses.

Other expense increased by $103 million, or 16%, in 2025 when compared to 2024. The increase was mainly due to higher software and support costs, higher incident costs and higher legal provisions including $34 million related to a court ruling in the fourth quarter of 2025 pertaining to a legal matter.

Loss on assets held for sale

Loss on assets held for sale of $78 million was recorded in the second quarter of 2024, resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See *Note 5 - Assets held for sale* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

Other income and expenses

Interest expense

In 2025, Interest expense was $913 million compared to $891 million in 2024. The increase of $22 million in 2025 was mainly due to the higher average level of debt.

Other components of net periodic benefit income

In 2025, Other components of net periodic benefit income was $502 million compared to $454 million in 2024. The increase was mainly due to lower interest cost which primarily resulted from changes to discount rates determined at December 31, 2024.

Other income

In 2025, Other income was $88 million compared to $42 million in 2024. The increase of $46 million was mainly due to a gain on disposal of land in the fourth quarter and the fair value remeasurement of CN's investment in IANR as a result of CN acquiring control on March 1, 2025.

Income tax expense

In 2025, the Company recorded an income tax expense of $1,544 million compared to an income tax expense of $1,404 million in 2024.

The effective tax rate for 2025 was 24.6% compared to 24.0% in 2024 and the adjusted effective tax rate for 2025 was 24.7%.(1) The increase in the effective tax rate was mainly attributable to the impact of lower excess tax benefits resulting from the settlement of equity settled awards under the Company's stock based compensation plans in 2025.

On January 15, 2025, the Economic Co-operation and Development (OECD) issued new administrative guidance related to its 2023 global minimum corporate tax Pillar Two measures affecting various items including the treatment of deferred income tax assets. This new guidance is effective in 2025 and is expected to be enacted in a number of OECD member countries, which include the main jurisdictions in which CN operates (other than the U.S.). The Company currently does not expect this new guidance to impact its effective tax rate and income tax payments and will continue to monitor developments.

On July 4, 2025, the President of the United States signed into law the One Big Beautiful Bill Act ("the Bill"). The Bill addresses numerous spending policies and also makes several adjustments to current tax law, including an increase to the base erosion and anti-abuse tax rate starting in 2026, permanently restoring the ability for immediate deduction of new investments in certain qualified depreciable assets made after January 19, 2025, and providing a higher deduction limitation for net interest expense starting in 2025. The enacted changes in tax laws do not affect the Company's effective tax rate and have no material impact to its income tax payments.

For 2026, the Company anticipates the estimated annual effective tax rate to be in the range of 25.0% to 26.0%.

(1) Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standard meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

2024 Results of operations

Revenues for the year ended December 31, 2024 were $17,046 million compared to $16,828 million in 2023, an increase of $218 million, or 1%. The increase was mainly due to higher volumes while freight revenue per RTM remained flat:

- Volumes: increased mainly due to higher shipments of Canadian grain exports, international intermodal, refined petroleum products and frac sand; partly offset by lower shipments of potash and Canadian coal. Volumes, primarily related to intermodal, were also negatively impacted by diversions to other modes of transportation and ports due to the TCRC-related labor uncertainty and work stoppage.
- Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Operating expenses for the year ended December 31, 2024 were $10,799 million compared to $10,231 million in 2023. The increase of $568 million, or 6%, was mainly due to higher labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar, the recognition of a loss on assets held for sale and higher costs driven by earlier winter operating conditions in the Western region in the fourth quarter of 2024; partly offset by lower fuel expense.

Operating income for the year ended December 31, 2024 decreased by $350 million, or 5%, to $6,247 million, when compared to the same period in 2023. The operating ratio was 63.4% in 2024, compared to 60.8% in 2023, a 2.6 point increase.

Net income for the year ended December 31, 2024 was $4,448 million, a decrease of $1,177 million, or 21%, when compared to 2023, and diluted earnings per share decreased by 18% to $7.01. The decrease was mainly due to a net deferred income tax recovery of $713 million recorded in the fourth quarter of 2023 resulting from tax filings consistent with a ruling that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years and a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million recorded in the fourth quarter of 2023. The decrease was also due to lower operating income,

including a loss on assets held for sale of $78 million, recorded in the second quarter of 2024, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.370 and $1.350 per US$1.00, for the years ended December 31, 2024 and 2023, respectively. On a constant currency basis, the Company's Net income for the year ended December 31, 2024 would have been lower by $21 million ($0.03 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2024:

In millions, except per share data	*Year ended December 31,*	2024	Constant currency impact	2023	% Change at constant currency Fav (Unfav)
Revenues					
Petroleum and chemicals		$ 3,414	$ (28)	$ 3,195	6%
Metals and minerals		2,048	(23)	2,048	(1%)
Forest products		1,931	(19)	1,943	(2%)
Coal		929	(4)	1,017	(9%)
Grain and fertilizers		3,422	(22)	3,265	4%
Intermodal		3,757	(13)	3,823	(2%)
Automotive		894	(8)	945	(6%)
Total freight revenues		16,395	(117)	16,236	—%
Other revenues		651	(7)	592	9%
Total revenues		17,046	(124)	16,828	1%
Operating expenses					
Labor and fringe benefits		3,422	(19)	3,150	(8%)
Purchased services and material		2,313	(16)	2,254	(2%)
Fuel		2,060	(24)	2,097	3%
Depreciation and amortization		1,892	(12)	1,817	(3%)
Equipment rents		392	(6)	359	(8%)
Other		642	(8)	554	(14%)
Loss on assets held for sale		78	—	—	—%
Total operating expenses		10,799	(85)	10,231	(5%)
Operating income		6,247	(39)	6,597	(6%)
Interest expense		(891)	10	(722)	(22%)
Other components of net periodic benefit income		454	—	479	(5%)
Other income		42	1	134	(68%)
Income before income taxes		5,852	(28)	6,488	(10%)
Income tax expense		(1,404)	7	(863)	(62%)
Net income		$ 4,448	$ (21)	$ 5,625	(21%)
Diluted earnings per share		$ 7.01	$ (0.03)	$ 8.53	(18%)

Revenues

In millions, unless otherwise indicated	*Year ended December 31,*	2024	2023	% Change	% Change at constant currency [(1)]
Freight revenues		$ 16,395	$ 16,236	1%	—%
Other revenues		651	592	10%	9%
Total revenues		$ 17,046	$ 16,828	1%	1%
Freight revenues					
Petroleum and chemicals		$ 3,414	$ 3,195	7%	6%
Metals and minerals		2,048	2,048	—%	(1%)
Forest products		1,931	1,943	(1%)	(2%)
Coal		929	1,017	(9%)	(9%)
Grain and fertilizers		3,422	3,265	5%	4%
Intermodal		3,757	3,823	(2%)	(2%)
Automotive		894	945	(5%)	(6%)
Total freight revenues		$ 16,395	$ 16,236	1%	—%
Revenue ton miles (RTMs) *(millions)*		235,538	232,614	1%	1%
Freight revenue/RTM *(cents)*		6.96	6.98	—%	(1%)
Carloads *(thousands)*		5,390	5,436	(1%)	(1%)
Freight revenue/carload *($)*		3,042	2,987	2%	1%

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *2024 Results of operations – Constant currency* for an explanation of this non-GAAP measure.

Revenues for the year ended December 31, 2024 were $17,046 million compared to $16,828 million in 2023, an increase of $218 million, or 1%. The increase was mainly due to higher volumes while freight revenue per RTM remained flat:

- Volumes: increased mainly due to higher shipments of Canadian grain exports, international intermodal, refined petroleum products and frac sand; partly offset by lower shipments of potash and Canadian coal. Volumes, primarily related to intermodal, were also negatively impacted by diversions to other modes of transportation and ports due to the TCRC-related labor uncertainty and work stoppage.
- Freight revenue per RTM: remained flat mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; offset by lower applicable fuel surcharge rates and an increase in the average length of haul.

Fuel surcharge revenues decreased by $401 million in 2024 when compared to 2023, mainly due to lower applicable fuel surcharge rates.

Petroleum and chemicals

	Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*		$ 3,414	$ 3,195	7%	6%
RTMs *(millions)*		46,530	43,846	6%	6%
Revenue/RTM *(cents)*		7.34	7.29	1%	—%
Carloads *(thousands)*		648	634	2%	2%
Revenue/carload *($)*		5,269	5,039	5%	4%

Revenues for this commodity group increased by $219 million, or 7%, for the year ended December 31, 2024 when compared to 2023, mainly due to higher volumes and higher revenue per RTM:

- Volumes: increased mainly due to higher shipments of refined petroleum products driven by stronger domestic volumes of gasoline, diesel and jet fuel and higher exports of natural gas liquids; partly offset by lower shipments of crude oil.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by a significant increase in the average length of haul and lower applicable fuel surcharge rates.

RTMs increased more than Carloads in 2024 when compared to 2023, mainly due to higher long-haul shipments of refined petroleum products and natural gas liquids.

Metals and minerals

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 2,048	$ 2,048	—%	(1%)
RTMs *(millions)*	28,829	28,444	1%	1%
Revenue/RTM *(cents)*	7.10	7.20	(1%)	(3%)
Carloads *(thousands)*	974	1,002	(3%)	(3%)
Revenue/carload *($)*	2,103	2,044	3%	2%

Revenues for this commodity group for the year ended December 31, 2024 were in line with the same period in 2023, mainly due to higher volumes; offset by lower revenue per RTM:

- Volumes: increased mainly due to higher shipments of frac sand to Western Canada; partly offset by lower shipments of iron ore and steel products.
- Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased and Carloads decreased in 2024 when compared to 2023, mainly due to higher long-haul shipments of frac sand from the U.S. to Western Canada.

Forest products

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 1,931	$ 1,943	(1%)	(2%)
RTMs *(millions)*	22,111	23,141	(4%)	(4%)
Revenue/RTM *(cents)*	8.73	8.40	4%	3%
Carloads *(thousands)*	299	309	(3%)	(3%)
Revenue/carload *($)*	6,458	6,288	3%	2%

Revenues for this commodity group decreased by $12 million, or 1% for the year ended December 31, 2024, when compared to 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:

- Volumes: decreased mainly due to lower shipments of lumber due to continued weak commodity prices and soft market demand.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Coal

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 929	$ 1,017	(9%)	(9%)
RTMs *(millions)*	20,165	22,682	(11%)	(11%)
Revenue/RTM *(cents)*	4.61	4.48	3%	2%
Carloads *(thousands)*	456	511	(11%)	(11%)
Revenue/carload *($)*	2,037	1,990	2%	2%

Revenues for this commodity group decreased by $88 million, or 9% for the year ended December 31, 2024, when compared to 2023, mainly due to lower volumes; partly offset by higher revenue per RTM:

- Volumes: decreased mainly due to the idling of a Western Canadian metallurgical coal mine, production issues at certain Canadian coal mines and a U.S. petroleum coke refinery as well as lower shipments of U.S. coal driven by weaker demand from utilities in the U.S.; partly offset by the re-opening of a Canadian metallurgical coal mine.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Grain and fertilizers

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 3,422	$ 3,265	5%	4%
RTMs *(millions)*	64,594	63,479	2%	2%
Revenue/RTM *(cents)*	5.30	5.14	3%	2%
Carloads *(thousands)*	690	670	3%	3%
Revenue/carload *($)*	4,959	4,873	2%	1%

Revenues for this commodity group increased by $157 million, or 5% for the year ended December 31, 2024, when compared to 2023, mainly due to higher volumes and higher revenue per RTM:

- Volumes: increased mainly due to higher Canadian grain exports; partly offset by reduced potash exports as volumes diverted to CN in 2023 returned to their normal routing following completion of a terminal repair.
- Revenue per RTM: increased mainly due to freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower applicable fuel surcharge rates.

Intermodal

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 3,757	$ 3,823	(2%)	(2%)
RTMs *(millions)*	50,190	47,886	5%	5%
Revenue/RTM *(cents)*	7.49	7.98	(6%)	(7%)
Carloads *(thousands)*	2,115	2,078	2%	2%
Revenue/carload *($)*	1,776	1,840	(3%)	(4%)

Revenues for this commodity group decreased by $66 million, or 2% for the year ended December 31, 2024, when compared to 2023, mainly due to lower revenue per RTM; partly offset by higher volumes:

- Volumes: increased mainly due to higher shipments of international intermodal driven by imports through Western Canadian ports, partly offset by lower shipments of domestic intermodal. Volumes were negatively impacted by diversions to other modes of transportation and ports due to the TCRC-related labor uncertainty and work stoppage.
- Revenue per RTM: decreased mainly due to lower applicable fuel surcharge rates, lower container storage fees and lower trucking services and an increase in the average length of haul; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

RTMs increased more than Carloads in 2024 when compared to 2023, mainly due to higher long-haul shipments of imports through Western Canadian ports.

Automotive

Year ended December 31,	2024	2023	% Change	% Change at constant currency
Revenues *(millions)*	$ 894	$ 945	(5%)	(6%)
RTMs *(millions)*	3,119	3,136	(1%)	(1%)
Revenue/RTM *(cents)*	28.66	30.13	(5%)	(6%)
Carloads *(thousands)*	208	232	(10%)	(10%)
Revenue/carload *($)*	4,298	4,073	6%	5%

Revenues for this commodity group decreased by $51 million, or 5% for the year ended December 31, 2024, when compared to 2023, mainly due to lower volumes and lower revenue per RTM:

- Volumes: decreased mainly due to lower shipments of domestic finished vehicles due to plant closures, partly offset by higher shipments of imported finished vehicles. The decrease in volumes was also partly due to higher shipments of finished vehicles in 2023 as a result of automotive dealership restocking.
- Revenue per RTM: decreased mainly due to a significant increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.

Carloads decreased more than RTMs in 2024 when compared to 2023, mainly due to reduced short-haul domestic car shipments.

Other revenues

	Year ended December 31,		2024		2023	% Change	% Change at constant currency
Revenues *(millions)*		$	651	$	592	10%	9%

Other revenues increased by $59 million, or 10% for the year ended December 31, 2024, when compared to 2023, mainly due to higher vessel revenues from the iron ore supply chain.

Operating expenses

Operating expenses for the year ended December 31, 2024, amounted to $10,799 million compared to $10,231 million in 2023. The increase of $568 million, or 6%, was mainly due to higher labor and fringe benefits expense, the negative translation impact of a weaker Canadian dollar, the recognition of a loss on assets held for sale and higher costs driven by earlier winter operating conditions in the Western region in the fourth quarter of 2024; partly offset by lower fuel expense.

In millions	*Year ended December 31,*		2024		2023	% Change	% Change at constant currency (1)
Labor and fringe benefits		$	3,422	$	3,150	(9%)	(8%)
Purchased services and material			2,313		2,254	(3%)	(2%)
Fuel			2,060		2,097	2%	3%
Depreciation and amortization			1,892		1,817	(4%)	(3%)
Equipment rents			392		359	(9%)	(8%)
Other			642		554	(16%)	(14%)
Loss on assets held for sale			78		—	—%	—%
Total operating expenses		$	10,799	$	10,231	(6%)	(5%)

(1) This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled *2024 Results of operations – Constant currency* for an explanation of this non-GAAP measure.

Labor and fringe benefits

Labor and fringe benefits expense increased by $272 million, or 9%, in 2024 when compared to 2023. The increase was mainly due to general wage increases, higher average headcount, higher pension expense, the negative translation impact of a weaker Canadian dollar, additional paid leave days mandated by the Government of Canada and earlier winter operating conditions in the Western region in the fourth quarter of 2024, which negatively impacted labor productivity.

Purchased services and material

Purchased services and material expense increased by $59 million, or 3%, in 2024 when compared to 2023. The increase was mainly due to higher material cost, higher incident costs, and the negative translation impact of a weaker Canadian dollar, partly offset by lower contracted services.

Fuel

Fuel expense decreased by $37 million, or 2%, in 2024 when compared to 2023. The decrease was mainly due to lower fuel prices; partly offset by higher intercarrier fuel costs, the negative translation impact of a weaker Canadian dollar, and higher volumes.

Depreciation and amortization

Depreciation and amortization expense increased by $75 million, or 4%, in 2024 when compared to 2023. The increase was mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

Equipment rents

Equipment rents expense increased by $33 million, or 9%, in 2024 when compared to 2023. The increase was mainly due to higher locomotive horse-power expense, higher car hire expense primarily driven by higher international intermodal volumes, and the negative translation impact of a weaker Canadian dollar.

Other

Other expense increased by $88 million, or 16%, in 2024 when compared to 2023. The increase was mainly due to higher software and support costs, higher legal provisions, higher insurance premiums, and the negative translation impact of a weaker Canadian dollar; partly offset by lower personal injury claim provisions.

Loss on assets held for sale

Loss on assets held for sale of $78 million was recorded in the second quarter of 2024, resulting from the Company entering into an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada to the Government of Canada for a nominal amount. See *Note 5 - Assets held for sale* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

Other income and expenses

Interest expense

In 2024, Interest expense was $891 million compared to $722 million in 2023. The increase was mainly due to the higher average level of debt, higher average interest rates and the negative translation impact of a weaker Canadian dollar.

Other components of net periodic benefit income

In 2024, Other components of net periodic benefit income was $454 million compared to $479 million in 2023. The decrease was mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost. These effects primarily resulted from changes to discount rates and higher actual returns compared to expected returns as determined at December 31, 2023.

Other income (loss)

In 2024, Other income was $42 million compared to $134 million in 2023. The decrease of $92 million was mainly due to a gain on disposal of property within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada of $129 million in 2023.

Income tax expense

In 2024, the Company recorded an income tax expense of $1,404 million compared to an income tax expense of $863 million in 2023.

The effective tax rate for 2024 was 24.0% compared to 13.3% in 2023 and the adjusted effective tax rate for 2023 was 24.5%. (1)

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. As a result, the Company recorded a net deferred income tax recovery of $682 million, of which $713 million related to prior years.

During the second quarter of 2024, the Government of Canada enacted the global minimum corporate tax under the Pillar Two guidelines, as established by the Organization for Economic Co-operation and Development (OECD) in 2023. This enactment had no impact on the Company’s effective tax rate and income tax payments.

(1) Adjusted effective tax rate is a non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standard meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

Summary of quarterly financial data

	2025				2024			
	Quarters				Quarters			
In millions, except per share data	**Fourth**	**Third**	**Second**	**First**	Fourth	Third	Second	First
Revenues	**$ 4,464**	**$ 4,165**	**$ 4,272**	**$ 4,403**	$ 4,358	$ 4,110	$ 4,329	$ 4,249
Operating income (1)	**$ 1,733**	**$ 1,606**	**$ 1,638**	**$ 1,610**	$ 1,628	$ 1,515	$ 1,558	$ 1,546
Net income (1)	**$ 1,248**	**$ 1,139**	**$ 1,172**	**$ 1,161**	$ 1,146	$ 1,085	$ 1,114	$ 1,103
Basic earnings per share	**$ 2.03**	**$ 1.83**	**$ 1.87**	**$ 1.85**	$ 1.82	$ 1.72	$ 1.75	$ 1.72
Diluted earnings per share (1)	**$ 2.03**	**$ 1.83**	**$ 1.87**	**$ 1.85**	$ 1.82	$ 1.72	$ 1.75	$ 1.72
Dividends per share	**$ 0.8875**	**$ 0.8875**	**$ 0.8875**	**$ 0.8875**	$ 0.8450	$ 0.8450	$ 0.8450	$ 0.8450

(1) Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled *Non-GAAP measures – Adjusted performance measures* for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled *Business risks* of this MD&A for additional information). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

2025 Fourth quarter operating results

Revenues for the fourth quarter ended December 31, 2025 were $4,464 million compared to $4,358 million in 2024, an increase of $106 million, or 2%. The increase was mainly due to higher volumes; partly offset by lower revenue per RTM:

- Volumes: increased mainly due to higher exports of Canadian grain, higher shipments of international intermodal driven by imports through Western Canadian ports, increased potash exports due to prior year terminal outage and higher shipments of domestic intermodal; partly offset by lower shipments of lumber and panels from continued unfavorable market conditions including the impact of higher U.S. anti-dumping and countervailing duties on Canadian lumber. The increase also reflects the lingering impact of the TCRC-related labor uncertainty and work stoppage in the third quarter of 2024 and West Coast port related labor disruptions in the fourth quarter of 2024 impacting the intermodal commodity group.
- Freight revenue per RTM: decreased mainly due to a significant increase in average length of haul, the negative translation impact of a stronger Canadian dollar and the impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, the cost of which was charged back to customers; partly offset by freight rate increases and higher applicable fuel surcharge rates.

Fuel and carbon surcharge revenues decreased by $28 million in the fourth quarter of 2025 when compared to the same period in 2024, mainly due to the April 1, 2025 elimination of the Canadian federal carbon tax program; partly offset by higher applicable fuel surcharge rates.

Operating expenses for the fourth quarter of 2025 remained flat when compared to the same period in 2024. The impact of the April 1, 2025 elimination of the Canadian federal carbon tax program, lower depreciation expense, lower average headcount and lower fuel prices was offset by employee termination benefits and severance costs related to a workforce reduction program, higher legal provisions including $34 million related to a court ruling pertaining to a legal matter, general wage increases and advisory costs of $15 million related to rail consolidation matters.

Operating income for the fourth quarter of 2025 increased by $105 million, or 6%, to $1,733 million, when compared to the same period in 2024. The operating ratio was 61.2% in the fourth quarter of 2025 compared to 62.6% in the fourth quarter of 2024, a 1.4 point improvement.

Net income for the fourth quarter of 2025 was $1,248 million, an increase of $102 million, or 9%, when compared to the same period in 2024, and diluted earnings per share increased by 12% to $2.03. The increase was mainly due to higher operating income and a gain on the disposal of land.

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2025 as compared to 2024. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2025 and 2024, the foreign exchange rates were $1.372 and $1.438 per US$1.00, respectively.

In millions *As at December 31,*	**2025**	2024	Variance	Explanation of variance
Total assets	**$ 58,555**	$ 57,067	$ 1,488	
Cash and cash equivalents and restricted cash and cash equivalents	**363**	401	(38)	Refer to the Consolidated Statements of Cash Flows of the Company’s 2025 Annual Consolidated Financial Statements.
Other current assets, excluding cash and cash equivalents and restricted cash and cash equivalents	**2,108**	2,218	(110)	Decrease primarily due to lower accounts receivable and income taxes receivable; partly offset by an increase in prepaid expenses.
Properties	**49,148**	47,960	1,188	See the section of this MD&A entitled *Liquidity and capital resources - Investing activities*, increase primarily due to gross property additions of $3,658 million and the IANR acquisition, partly offset by depreciation of $1,932 million and the effect of foreign exchange.
Operating lease right-of-use-assets	**440**	485	(45)	Decrease mainly due to CN returning some of their expired railcar leases.
Pension asset	**5,362**	4,541	821	Increase primarily due to actual returns of $1,144 million and actuarial gains arising from the increase in the year-end discount rate from 4.65% to 4.88% of $373 million, partly offset by interest cost of $585 million and current service cost of $80 million.
Deferred income tax assets	**611**	689	(78)	Decrease due to a deferred income tax expense of $47 million recorded in Net income related to the amortization of tax-deductible goodwill and a foreign exchange loss of $31 million.
Intangible assets, goodwill and other	**523**	773	(250)	Decrease mainly due to a decrease in investment following the full consolidation of IANR; partly offset by the recognition of goodwill for IANR and lower prepaid expenses.
Total liabilities and shareholders' equity	**$ 58,555**	$ 57,067	$ 1,488	
Accounts payable and other excluding current portion of operating lease liabilities	**2,682**	2,676	6	Increase mainly due to higher income and other taxes and other accounts payable, partly offset by a decrease in accrued charges and timing of payments and volume-related factors related to trade payables.
Deferred income tax liabilities	**11,223**	10,874	349	Increase primarily due to deferred income tax expense of $287 million recorded in Net income, deferred income tax expense of $183 million recorded in Other comprehensive income, and a $90 million increase in temporary differences arising from the acquisition of the IANR, partly offset by a foreign exchange gain of $214 million recorded in Other comprehensive income.
Other liabilities and deferred credits	**999**	612	387	Increase primarily due to higher long-term contract liabilities and deferred credits and other.
Pension and other postretirement benefits	**453**	483	(30)	Decrease primarily due to employer contributions of $23 million, actuarial gains of $13 million and benefit payments of $10 million, partly offset by interest cost of $25 million.
Total long-term debt, including the current portion	**21,206**	20,894	312	See the section of this MD&A entitled *Liquidity and capital resources - Financing activities,* increase primarily due to the issuance of notes; partly offset by the net repayment increase of commercial paper and effect of foreign exchange.
Operating lease liabilities including the current portion	**424**	477	(53)	Decrease mainly due to CN returning some of their expired railcar leases.
Total shareholders' equity	**21,568**	21,051	517	Refer to the Consolidated Statements of Changes in Shareholders’ Equity of the Company’s 2025 Annual Consolidated Financial Statements.

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including unsecured revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can use equipment loans or issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.

The Company's primary short-term and long-term cash requirements are discussed below:

- *Short-term cash requirements:* includes working capital requirements, such as labor and fringe benefits, fuel, income tax instalments, pension contributions, and contractual obligations; interest and principal payments on current debt financing; dividends; and share repurchases.
- *Long-term cash requirements:* includes capital expenditures relating to track infrastructure and other, interest and principal repayments of long-term debt financing, operating and finance lease obligations; business acquisitions and long-term contractual obligations.

The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its capital structure, cost of capital, and the need for additional debt financing. For a summary of short-term and long-term contractual obligations, including material cash requirements related to such obligations, refer to the table within this section entitled *Contractual obligations*.

The Company has a working capital deficit, which is common in the capital-intensive rail industry, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2025 and 2024, the Company had Cash and cash equivalents of $350 million and $389 million, respectively; Restricted cash and cash equivalents of $13 million and $12 million, respectively; and a working capital deficit of $1,225 million and $1,357 million, respectively. [(1)] The decrease in the working capital deficit was mainly due to lower commercial paper. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A.

(1) The Company defines working capital as current assets of $2,471 million (2024 - $2,619 million) less current liabilities of $3,696 million (2024 - $3,976 million).

Available financing sources

Shelf prospectus and registration statement

On April 2, 2024, the Company filed a shelf prospectus with Canadian securities regulators and a registration statement with the SEC, pursuant to which CN may issue debt securities in the Canadian and U.S. capital markets over a 25-month period following the filing date. This shelf prospectus and registration statement replaces CN's previous shelf prospectus and registration statement that was set to expire on June 4, 2024. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its credit facilities, draw down on its accounts receivable securitization program, access the pledged cash under its letter of credit facilities, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

Revolving credit facilities

The Company has unsecured revolving credit facilities with a consortium of lenders. The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was amended on March 28, 2025 to extend the tenor of each tranche by one year to, respectively, March 31, 2028 and March 31, 2030. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability goals. The unsecured credit facility of $1.0 billion is available for general corporate purposes and was amended on March 28, 2025 to extend its tenor by one year to March 17, 2027. The credit facilities provide borrowings at various benchmark interest rates, such as the Secured Overnight Financing Rate (SOFR) and the Canadian Overnight Repo Rate Average (CORRA), plus applicable margins, based on CN's credit ratings.

As at December 31, 2025 and 2024, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans

The Company has various secured non-revolving term loan credit facilities for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facilities have a tenor at inception varying from 15 to 20 years and are secured by rolling stock. Borrowings under the non-revolving term loan facilities are provided at SOFR or CORRA plus applicable margins.

As at December 31, 2025, the Company had outstanding borrowings of $1,329 million (2024 - $1,449 million) and had no further amounts available to be drawn under these facilities (2024 - $nil).

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's $2.5 billion revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its revolving credit facilities to meet its short-term liquidity needs.

As at December 31, 2025 and 2024, the Company had total commercial paper borrowings of US$90 million ($124 million) and US$501 million ($721 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the accounts receivable securitization program is renewed based on commercial paper rates then in effect, or CORRA or SOFR if the commercial paper market is inaccessible. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.

The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is no longer available before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets.

As at December 31, 2025 and 2024, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit outstanding.

As at December 31, 2025, the Company had outstanding letters of credit of $321 million (2024 - $329 million) under the committed facilities from a total available amount of $362 million (2024 - $366 million) and $153 million (2024 - $142 million) under the uncommitted facilities.

Additional information relating to the Company's financing sources is provided in *Note 15 – Debt* to the Company's 2025 Annual Consolidated Financial Statements.

Credit ratings

The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.

The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A:

	Outlook	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	Stable	A	R-1 (low)
Moody's Investors Service	Stable	A2	P-1
S&P Global Ratings	Stable	A-	A-2

(1) These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

In millions *Year ended December 31,*	**2025**	2024	Variance
Net cash provided by operating activities	**$ 7,049**	$ 6,699	$ 350
Net cash used in investing activities	**(3,713)**	(3,607)	(106)
Net cash used in financing activities	**(3,371)**	(3,620)	249
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	**(3)**	5	(8)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	**(38)**	(523)	485
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	**401**	924	(523)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	**$ 363**	$ 401	$ (38)

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and combinations and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the years ended December 31, 2025, 2024 and 2023, to the non-GAAP free cash flow presented herein:

In millions	*Year ended December 31,*	**2025**	2024	2023
Net cash provided by operating activities		**$ 7,049**	$ 6,699	$ 6,965
Net cash used in investing activities		**(3,713)**	(3,607)	(3,468)
Net cash provided before financing activities		**3,336**	3,092	3,497
Adjustments:				
Business acquisitions and combinations [(1)]		**—**	—	390
Total adjustments		**$ —**	$ —	$ 390
Free cash flow		**$ 3,336**	$ 3,092	$ 3,887

(1) Relates to the acquisition of the shares of Iowa Northern Railway Company for $312 million and the business combination of Cape Breton & Central Nova Scotia Railway for $78 million. See *Note 3 – Business acquisitions and combinations* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

Operating activities

Net cash provided by operating activities increased by $350 million in 2025 when compared to 2024, mainly due to changes in working capital items and higher operating income.

Pension contributions

The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the years ended December 31, 2025 and 2024 were $75 million and $69 million, respectively. Based on the results of the Company's actuarial valuations for funding purposes as at December 31, 2024, the CN Pension Plan remained fully funded and at a level such that the Company continues to be prohibited from making contributions to the defined benefit component of this plan.

During the first quarter of 2025, one of CN's Canadian defined contribution pension plans was merged into the CN Pension Plan and did not result in a remeasurement of the funded status of that plan. Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2027, to be performed in 2028, although the valuation may be conducted earlier at the Company's discretion for those plans. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan.

See the section of this MD&A entitled *Critical accounting estimates – Pensions benefits* for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2025 Annual Consolidated Financial Statements.

Income tax payments

The Company is required to make scheduled instalment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax instalments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.

In 2025, net income tax payments were $935 million (2024 - $1,221 million). The decrease was mainly due to lower required instalment payments in Canada.

For 2026, the Company's net income tax payments are expected to be approximately $1.3 billion. The increase is mostly due to higher required instalment payments mainly caused by higher taxable income.

Investing activities

Net cash used in investing activities increased by $106 million in 2025 when compared to 2024, mainly due to higher property additions.

Property additions

In millions	*Year ended December 31,*	**2025**	2024
Track and roadway (1)		**$ 2,438**	$ 2,088
Rolling stock		**464**	799
Buildings		**145**	117
Information technology		**281**	365
Other		**330**	180
Property additions (2)		**$ 3,658**	$ 3,549

(1) In 2025, approximately 62% (2024 - 73%) of the Track and roadway property additions were incurred to renew basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 11% of the Company's total operating expenses in 2025 (2024 - 11%).

(2) In 2025 and 2024, property additions included expenditures of $353 million and $75 million, respectively, related to construction obligations in freight contracts for which the Company has received contract consideration (or such consideration is due) from its customers. Such consideration is recorded in Contract liabilities in the Consolidated Balance Sheets and recognized in Revenues over the life of the freight service obligation.

Reinvestment in the business

In 2025, CN spent approximately $3.7 billion in its capital program, of which $1.8 billion was invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $1.4 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.5 billion on equipment.

Financing activities

Net cash used in financing activities decreased by $249 million in 2025 when compared to 2024, mainly due to lower repurchases of common shares; partly offset by higher net repayments of debt including commercial paper.

Debt financing activities

Debt financing activities in 2025 included the following:

- On November 12, 2025, issuance of US$300 million ($421 million) 4.20% Notes due 2031 and US$400 million ($561 million) 4.75% Notes due 2035 in the U.S. capital markets, which resulted in total net proceeds of $970 million which will be used to repay at maturity all US$500 million principal amount of its 2.75% notes due in March 2026 and for general corporate purposes including the repayment of commercial paper;
- On September 22, 2025, repayment of $350 million 2.80% Notes due 2025 upon maturity;
- On June 10, 2025, issuance of $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due in 2035 in the Canadian capital markets, which resulted in total net proceeds of $995 million which was used for general corporate purposes, including the refinancing of outstanding indebtedness;
- Repayment of equipment loans of $88 million;
- Net repayment of commercial paper of $612 million; and
- Repayment of finance leases of $2 million.

Debt financing activities in 2024 included the following:

- On November 21, 2024, repayment of US$350 million ($490 million) 2.95% Notes due 2024 upon maturity;
- On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million;
- On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million;
- Repayment of equipment loans of $63 million;
- On October 29, 2024, issuance of a $366 million equipment loan under the non-revolving credit facility;
- On March 22, 2024, issuance of a $412 million equipment loan under the non-revolving credit facility;
- Repayment of equipment loans of $63 million;
- Proceeds from the accounts receivable securitization program of $450 million;
- Repayment of accounts receivable securitization borrowings of $450 million;
- Net repayment of commercial paper of $1,381 million; and
- Repayment of finance leases of $31 million.

Additional information relating to the Company's outstanding debt securities is provided in *Note 15 – Debt* to the Company's 2025 Annual Consolidated Financial Statements.

Repurchase of common shares

The Company may repurchase its common shares pursuant to a NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange (TSX). The Company repurchased 16.0 million common shares under its NCIB effective between February 4, 2025 and February 3, 2026, which allowed for the repurchase of up to 20.0 million common shares. Previous NCIBs allowed for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025, and up to 32.0 million common shares between February 1, 2023 and January 31, 2024.

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on net share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $39 million for the net share repurchases made during the year ended December 31, 2025 (2024 - $51 million), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders' equity. The tax obligation is required to be paid within the first quarter of the following year.

In millions, except per share data	*Year ended December 31,*	**2025**	2024	2023		**Total NCIB**
February 2025 - February 2026 NCIB						
Number of common shares		**14.3**	N/A	N/A		14.3
Weighted-average price per share (1)		**$ 136.92**	N/A	N/A		$ 136.92
Amount of repurchase (1)		**$ 1,946**	N/A	N/A		$ 1,946
February 2024 - January 2025 NCIB						
Number of common shares		**0.6**	13.3	N/A		13.9
Weighted-average price per share (1)		**$ 150.15**	$ 172.30	N/A		$ 171.23
Amount of repurchase (1)		**$ 101**	$ 2,286	N/A		$ 2,387
February 2023 - January 2024 NCIB						
Number of common shares		**N/A**	2.1	26.6		28.7
Weighted-average price per share (1)		**N/A**	$ 170.63	$ 155.75		$ 156.86
Amount of repurchase (1)		**N/A**	$ 365	$ 4,142		$ 4,507
Total for the year						
Number of common shares		**14.9**	15.4	29.1	(2)	
Weighted-average price per share (1)		**$ 137.51**	$ 172.07	$ 156.37	(2)	
Amount of repurchase (1)		**$ 2,047**	$ 2,651	$ 4,551	(2)	

(1) Includes brokerage fees and tax on share repurchases.

(2) Includes 2023 repurchases from the February 2022 - January 2023 NCIB, which consisted of 2.5 million common shares, a weighted-average price per share of $162.88 and an amount of repurchases of $409 million.

On January 30, 2026, the Company announced that its Board of Directors had approved a new NCIB, which allows for the repurchase of up to 24.0 million common shares between February 4, 2026 and February 3, 2027.

The Company's NCIB notices may be found online on SEDAR+ at www.sedarplus.ca and on the SEC's website at www.sec.gov through EDGAR. Printed copies may be obtained by contacting the Corporate Secretary's Office. Information contained on, or accessible through, our website is not incorporated by reference into this MD&A.

Share Trusts

The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in *Note 18 – Share capital* to the Company's 2025 Annual Consolidated Financial Statements.

Share purchases

In millions, except per share data *Year ended December 31,*	2025	2024	2023
Share purchases by Share Units Plan Share Trusts			
Number of common shares	**0.1**	0.1	–
Weighted-average price per share	**$ 137.28**	$ 173.49	$ –
Amount of purchase	**$ 13**	$ 20	$ –
Share purchases by ESIP Share Trusts			
Number of common shares	**0.3**	0.2	0.2
Weighted-average price per share	**$ 138.23**	$ 163.11	$ 156.89
Amount of purchase	**$ 43**	$ 30	$ 28
Total purchases	**$ 56**	$ 50	$ 28

Share settlements

In millions, except per share data *Year ended December 31,*	2025	2024	2023
Share settlements by Share Units Plan Share Trusts			
Number of common shares	**–**	0.3	0.3
Weighted-average price per share	**$ 127.87**	$ 127.87	$ 122.08
Amount of settlement	**$ 5**	$ 37	$ 31
Share settlements by ESIP Share Trusts			
Number of common shares	**0.2**	0.2	0.2
Weighted-average price per share	**$ 150.98**	$ 157.51	$ 151.32
Amount of settlements	**$ 28**	$ 28	$ 23
Total settlements	**$ 33**	$ 65	$ 54

Dividends paid

During 2025, the Company paid quarterly dividends of $0.8875 per share amounting to $2,208 million, compared to $2,138 million, at the rate of $0.8450 per share, in 2024 and $2,071 million, at the rate of $0.7900 per share, in 2023. On January 30, 2026, the Company announced that its Board of Directors approved an increase of 3% to the quarterly dividend to common shareholders, from $0.8875 per share in 2025 to $0.9150 per share in 2026.

The following is a summary of the dividends paid and quarterly dividends per share for the last five one-year periods ended December 31, 2025, 2024, 2023, 2022 and 2021. CN's dividend growth rate has increased at a compound annual growth rate (CAGR) of 10% from 2021 to 2025:



$1,740
$2,004
$2,071
$2,138
$2,208
$0.6150
$0.7325
$0.7900
$0.8450
$0.8875
2021
2022
2023
2024
2025
Dividends (in millions)
Quarterly dividends per share ($)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations and related cash requirements for the following items as at December 31, 2025:

In millions	Total	2026	2027	2028	2029	2030	2031 & thereafter
Debt obligations [(1)]	**$ 21,201**	$ 902	$ 77	$ 1,079	$ 1,129	$ 1,130	$ 16,884
Interest on debt obligations	**13,745**	918	908	905	823	778	9,413
Finance lease obligations	**5**	4	1	—	—	—	—
Operating lease obligations [(2)]	**674**	128	99	64	33	23	327
Purchase obligations [(3)]	**2,121**	1,583	215	240	67	14	2
Other long-term liabilities [(4)]	**1,001**	109	55	84	51	53	649
Total contractual obligations	**$ 38,747**	**$ 3,644**	**$ 1,355**	**$ 2,372**	**$ 2,103**	**$ 1,998**	**$ 27,275**

(1) Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.

(2) Includes $250 million of imputed interest.

(3) Includes fixed and variable commitments for information technology services and licenses, rail, engineering services, locomotives, railroad cars, wheels, rail ties, as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.

(4) Mainly includes expected payments for workers' compensation, pension benefit payments for the Company's non-registered supplemental pension plan, postretirement benefits other than pensions, net unrecognized tax benefits and environmental liabilities.

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2025, 2024 and 2023, respectively, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated — *As at and for the year ended December 31,*		**2025**		2024		2023
Debt [(1)]	**$**	**21,206**	$	20,894	$	18,473
Adjustments:						
Operating lease liabilities, including current portion [(2)]		**424**		477		415
Pension plans in deficiency [(3)]		**329**		350		362
Adjusted debt	**$**	**21,959**	$	21,721	$	19,250
Net income	**$**	**4,720**	$	4,448	$	5,625
Interest expense		**913**		891		722
Income tax expense		**1,544**		1,404		863
Depreciation and amortization		**1,938**		1,892		1,817
Operating lease cost [(4)]		**160**		153		149
Other components of net periodic benefit income		**(502)**		(454)		(479)
Other income		**(88)**		(42)		(134)
Adjustments:						
Workforce reduction program [(5)]		**34**		—		—
Advisory costs related to rail consolidation matters [(6)]		**15**		—		—
Loss on assets held for sale [(7)]		**—**		78		—
Adjusted EBITDA	**$**	**8,734**	$	8,370	$	8,563
Adjusted debt-to-adjusted EBITDA multiple *(times)*		**2.51**		2.60		2.25

(1) Represents the aggregate of Current portion of long-term and Long-term debt as disclosed on the Consolidated Balance Sheets.

(2) Represents the present value of operating lease payments. See *Note 12 – Leases* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

(3) Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets. See *Note 17 – Pensions and other postretirement benefits* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

(4) Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income. See *Note 12 – Leases* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

(5) Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.

(6) Represents advisory costs related to analysis and advocacy for STB enforcement of antitrust laws pertaining to the potential merger between Union Pacific and Norfolk Southern recorded in the fourth quarter in Purchased services and materials within the Consolidated Statements of Income.

(7) Relates to a loss on assets held for sale of $78 million recorded in the second quarter, resulting from an agreement to transfer the ownership and related risks and obligations of the Quebec Bridge located in Quebec, Canada, to the Government of Canada. See *Note 5 - Assets held for sale* to the Company's 2025 Annual Consolidated Financial Statements for additional information.

Off balance sheet arrangements

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2025, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in *Note 21 – Major commitments and contingencies* to the Company's 2025 Annual Consolidated Financial Statements.

Outstanding share data

As at February 4, 2026, the Company had 611.4 million common shares and 3.3 million stock options outstanding.

Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk

Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties, and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.

The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk to be remote.

Liquidity risk

Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled *Liquidity and capital resources* for additional information relating to the Company's available financing sources and its credit ratings.

Foreign currency risk

Foreign exchange forward contracts

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2025, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$477 million (2024 - US$580 million). These outstanding contracts are at a weighted-average exchange rate of $1.39 per US$1.00 (2024 - $1.37 per US$1.00). The weighted-average term of the contracts is 110 days (2024 - 88 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2025, the Company recorded a loss of $37 million (2024 - gain of $226 million; 2023 - loss of $45 million) related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2025, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $10 million, respectively (2024 - $38 million and $nil, respectively).

The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $28 million.

Cross-currency interest rate swaps

As at December 31, 2025, the aggregate notional amount of cross-currency interest rate swaps entered into was US$975 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on March 1, 2026 and July 15, 2028, for an aggregate principal amount of $1,401 million with a weighted average fixed annual interest rate of 3.33%.

These cross-currency interest rate swaps were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes.

As at December 31, 2025, the cumulative changes in fair values of these cross-currency interest rate swaps recorded in Accumulated other comprehensive loss in derivative instruments resulted in a loss of $45 million. As at December 31, 2025, the amounts amortized from Accumulated other comprehensive loss to Other income related to foreign currency exposure was a loss of $62 million and to Interest expense was a gain of $14 million in the same period that the carrying values of the two US dollar-denominated notes were remeasured to Canadian dollars and the interest expense was recognized.

As at December 31, 2025, the fair value of outstanding cross-currency interest rate swaps included in Other current asset was $7 million, Accounts payable and other was $29 million and Other liabilities and deferred credits was $30 million.

The cash flows related to these cross-currency interest rate swaps that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance will be classified as financing activities.

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements.

Treasury Locks

During 2025 and 2024, the Company entered into treasury lock agreements to hedge US Treasury benchmark rates related to expected debt issuances in 2025 and 2024, respectively. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. Upon settlement, cash proceeds or outflows were included in operating activities in the Consolidated Statements of Cash Flows, and the gain or loss was recorded in Accumulated other comprehensive loss which is amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income. In conjunction with the November 6, 2025 debt issuance, the Company settled total treasury locks with a notional amount of US$600 million ($847 million), resulting in a cumulative loss of $1 million. In conjunction with the September 18, 2024 debt issuance, the Company settled treasury locks with a notional amount of US$500 million ($680 million), resulting in a cumulative loss of $15 million. As at December 31, 2025 and 2024, there were no treasury locks outstanding.

Interest rate swaps

As at December 31, 2025, the Company had outstanding swaps with a notional amount of $1.0 billion designated as qualifying hedging instruments and accounted for as fair value hedges on a cumulative $1.0 billion of notes maturing on June 10, 2030 and June 10, 2035. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the CORRA. The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

As at December 31, 2025, the cumulative change in fair value of these swaps recorded in Other current assets and Other liabilities and deferred credits resulted in a gain and loss of $5 million and $16 million, respectively. As at December 31, 2025, the hedging adjustment included in the carrying amount of the hedged notes within Long-term debt was a gain of $11 million.

Periodic net interest accruals for these swaps are recorded in Interest expense which was $1 million for the year ended December 31, 2025, and their related settlements will be included as part of cash flows from operating activities.

The estimated annual impact on Net income of a one-percent change in the interest rate on floating rate debt is approximately $24 million.

Commodity price risk

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in Net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.

The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel.

While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Fair value of financial instruments

The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

- Level 1: Inputs are quoted prices for identical instruments in active markets
- Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
- Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets, Intangible assets, goodwill and other and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency and interest rate risk. The fair value is measured by discounting future cash flows, estimated based on future interest rates and foreign exchange rates, as applicable, derived from market data and using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2025, the Company's debt, excluding finance leases, had a carrying amount of $21,201 million (2024 - $20,887 million) and a fair value of $20,246 million (2024 - $19,688 million). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

Recent accounting pronouncements

The following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures

The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU's two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation are in dollar amounts and percentages, and are disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid are disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. The Company adopted this standard prospectively in the fourth quarter of 2025 with an effective date of January 1, 2025 and has included the disaggregation of rate reconciliation items and income tax payments by specified categories, nature and/or jurisdiction as described above within *Note 7 – Income taxes* to the Company's 2025 Annual Consolidated Financial Statements.

ASU 2025-05 – Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

This ASU introduces an optional practical expedient to simplify the estimation of expected credit losses on current trade receivables and current contract assets arising from revenue transactions. When elected, an entity may assume that current conditions at the balance sheet date will remain unchanged over the remaining life of the assets in developing its reasonable and supportable forecast; entities still adjust historical loss information to reflect current conditions, but they need not incorporate forward-looking macroeconomic forecasts for assets within scope.

The amendments in this ASU are effective for annual periods beginning after December 15, 2025. The Company adopted this standard prospectively in the fourth quarter of 2025 with an effective date of January 1, 2026 and has included the relevant disclosures within *Note 1 – Summary of significant accounting policies* to the Company's 2025 Annual Consolidated Financial Statements.

The following recent ASU issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities

This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after December 31, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures and depreciation and pensions require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2025 Annual Consolidated Financial Statements and Notes thereto.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2025, in order to fully realize all of the deferred income tax assets excluding the tax-deductible goodwill, the Company will need to generate future taxable income of approximately $3.3 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. Management believes it is more likely than not that CN will fully realize the benefits of the remaining $5.2 billion unamortized tax-deductible goodwill because under the current tax laws the Company has the ability and intent to maintain the necessary intercompany arrangements that will generate sufficient future taxable income of the appropriate character in the non-U.S. foreign jurisdiction, and to fully utilize the tax-deductible goodwill.

In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2025, the total amount of gross unrecognized tax benefits was $41 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2025 was $25 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2025 would affect the effective tax rate.

The Company's deferred income tax assets are mainly composed of temporary differences related to tax-deductible goodwill, net operating losses and tax credit carryforwards, lease liabilities, the pension liability, accruals for personal injury and other claims, other postretirement benefits liability, and compensation reserves. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties, the pension asset and operating lease right-of-use assets. These deferred income tax assets and liabilities are recorded at enacted tax laws and rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect the Company. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian, U.S., and non-U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $263 million, $164 million, and $52 million, respectively, in 2025. Deferred income taxes have not been recognized on temporary differences related to investments in foreign subsidiaries where the Company intends and is able to indefinitely reinvest the underlying earnings and it is not apparent that such differences will reverse in the foreseeable future.The Company has not determined the amount of the related unrecognized deferred income tax liability because such determination is not practicable.

For the year ended December 31, 2025, the Company recorded an income tax expense of $1,544 million, of which $334 million was a deferred income tax expense.

For the year ended December 31, 2024, the Company recorded an income tax expense of $1,404 million, of which $325 million was a deferred income tax expense.

For the year ended December 31, 2023, the Company recorded an income tax expense of $863 million, of which $288 million was a deferred income tax recovery. The deferred income tax recovery included a net recovery of $682 million resulting from tax filings consistent with a ruling

that the Company received in a non-U.S. foreign jurisdiction in connection with prior taxation years, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years.

As at December 31, 2025, the Company had deferred income tax assets of $611 million (2024 - $689 million) and deferred income tax liabilities of $11,223 million (2024 - $10,874 million). Additional disclosures are provided in *Note 7 – Income taxes* to the Company's 2025 Annual Consolidated Financial Statements.

Capital expenditures and depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose services lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates.

A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $74 million.

Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2025, the Company completed depreciation studies for track properties and as a result, the Company changed the estimated service lives for various types of track assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

For the year ended December 31, 2025, the Company recorded total depreciation expense of $1,932 million (2024 - $1,885 million; 2023 - $1,811 million). As at December 31, 2025, the Company had Properties of $49,148 million, net of accumulated depreciation of $18,519 million (2024 - $47,960 million, net of accumulated depreciation of $18,962 million). Additional disclosures are provided in *Note 11 – Properties* to the Company's 2025 Annual Consolidated Financial Statements.

GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions benefits

The Company's plans have a measurement date of December 31.

In millions	*As at December 31,*	**2025**	2024
Pension asset		**$ 5,362**	$ 4,541
Pension liability		**$ 329**	$ 350

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Calculation of net periodic benefit cost (income)

In accounting for pensions benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

Net periodic benefit cost (income)

In millions	*Year ended December 31,*	**2025**	2024	2023
Net periodic benefit cost (income) for pensions		**$ (418)**	$ (360)	$ (393)

Projected pension benefit obligation

In millions	*As at December 31,*	**2025**	2024
Projected pension benefit obligation		**$ 13,556**	$ 14,244

Discount rate assumption

The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 4.88% based on bond yields prevailing at December 31, 2025 (2024 - 4.65%) was considered appropriate by the Company.

The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. As at December 31, 2025, the rate to determine current service cost was 4.80% (2024 - 4.62%) and the rate to determine interest cost was 4.30% (2024 - 4.61%).

As at December 31, 2025, a 0.25% decrease in discount rates used to determine the projected benefit obligation, current service cost and interest cost would have resulted in a decrease of approximately $340 million to the funded status for pensions and would result in a decrease of approximately $13 million to the 2026 projected net periodic benefit income. A 0.25% increase in discount rates would have resulted in an increase of approximately $320 million to the funded status for pensions and would result in an increase of approximately $13 million to the 2026 projected net periodic benefit income.

Expected long-term rate of return assumption

The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current target asset allocations, published market return expectations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2025, the Company used a long-term rate of return assumption of 7.10% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of investments are recognized over a period of five years, while investment income is recognized immediately. The market-related value is also subject to a corridor approach to not exceed 110% or be less than 90% of the fair value and any amount causing the market-related value to be outside the 10% corridor is recognized immediately in the market-related value of assets. In 2026, the Company will maintain the expected long-term rate of return of 7.10% reflecting management's current view of long-term investment returns.

The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, geography, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2025, the Policy was amended to implement a target asset allocation change to resource and royalties, infrastructure and the specialty portfolio since the latter was terminated effective January 1, 2025. These changes were taken into account in the determination of the Company's expected long-term rate of return assumption. In 2025, the Policy was: 2% cash and short-term investments, 46% bonds, 2% emerging market debt, 3% private debt, 32% equities, 4% real estate, 6% resource and royalties, 5% infrastructure, 12% absolute return investments and negative 12% for funding.

Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension Advisory Working Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, to hedge and to adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.

	2025	2024	2023	2022	2021
Actual	**6.5%**	10.9%	11.9%	(14.2%)	8.7%
Market-related value	**4.9%**	5.3%	5.0%	2.8%	8.0%
Expected	**7.10%**	7.30%	7.60%	7.00%	6.79%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $110 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2026

In 2026, the Company expects net periodic benefit income to be approximately $458 million for all its defined benefit pension plans, as compared to actual net periodic benefit income of $418 million for the year ended December 31, 2025.

Plan asset allocation

Based on the fair value of the assets held as at December 31, 2025, the assets of the Company's various plans are comprised of 1% in cash and short-term investments, 48% in bonds, 2% in emerging market debt, 4% in private debt, 35% in equities, 3% in real estate, 8% in resource and royalties, 3% in infrastructure, 15% in absolute return investments and negative 19% in funding. See *Note 17 – Pensions and other postretirement benefits* to the Company's 2025 Annual Consolidated Financial Statements for additional information on the fair value measurements of such assets.

A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase

The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2025, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income).

Mortality

The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions and CN's periodic mortality experience studies were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2025, 2024 and 2023. In 2024, the CIA released a research report proposing a new mortality improvement scale. The CIA is now expected to release the new mortality tables in 2026 and at that time the Company will consider how the new improvement scale will interact with the new standard mortality tables to assess whether or not the adoption of the new mortality tables and scale would be more appropriate for its Canadian defined benefit plans. The CIA also issued guidance stating that the 2014 scale remains acceptable.

Funding of pension plans

The defined benefit component of the Company's main Canadian pension plan, the CN Pension Plan, accounts for 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.

For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate and as required by regulations by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2024 indicated a funding excess on a going concern basis of approximately $5.3 billion and a funding excess on a solvency basis of approximately $3.4 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985*. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2027, to be performed in 2028, although the valuation may be conducted earlier at the Company's discretion for those plans. Should the Company decide to use its discretion and file all valuations as at December 31, 2025 in 2026, they would be expected to identify a funding excess on a going concern basis of approximately $5.4 billion, while on a solvency basis a funding excess of approximately $4.2 billion is expected.

Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2026 funding obligations.

Information disclosed by major pension plan

In millions *December 31, 2025*	**CN Pension Plan**	**BC Rail Pension Plan**	**U.S. and other plans**	**Total**
Plan assets by category				
Cash and short-term investments	$ 152	$ 4	$ 2	$ 158
Bonds	8,348	414	196	8,958
Emerging market debt	378	—	2	380
Private debt	795	—	4	799
Public equities	5,646	99	47	5,792
Private equities	762	—	4	766
Real estate	492	—	2	494
Resource and royalties	1,392	—	7	1,399
Infrastructure	519	—	2	521
Absolute returns	2,736	26	13	2,775
Derivative assets	96	5	1	102
Derivative liabilities	(33)	(6)	—	(39)
Total investments	21,283	542	280	22,105
Investment-related liabilities (1)	(3,551)	(50)	(18)	(3,619)
Other (2)	83	3	17	103
Total plan assets	**$ 17,815**	**$ 495**	**$ 279**	**$ 18,589**
Projected benefit obligation at end of year	$ 12,603	$ 349	$ 604	$ 13,556
Net employer contributions (withdrawals) in 2025 (3)	$ (31)	$ —	$ 23	$ (8)
Employee contributions in 2025	$ 59	$ —	$ —	$ 59

(1) Investment-related liabilities include securities sold under repurchase agreements.

(2) Other consists of operating assets of $170 million and liabilities of $67 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.

(3) Withdrawals reflect transfers of assets to fund the Company's contributions related to the defined contribution component of the CN Pension Plan following the merger.

Additional disclosures are provided in *Note 17 – Pensions and other postretirement benefits* to the Company's 2025 Annual Consolidated Financial Statements.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Trade restrictions

The imposition of tariffs by the U.S. administration on imports from Canada and other countries combined with retaliatory tariffs by some countries, including Canada, on U.S. exports, present significant risks to global trade. These various tariffs and trade barriers could escalate costs for materials and fuel, adversely impact the demand for one or more commodities that we transport, disrupt supply chains and negatively affect demand for rail services. These tariffs and barriers, and any additional future trade actions taken by the U.S. and other countries in response, including the further escalation or implementation of tariffs or quotas or changes to certain trade agreements, could materially adversely impact the North American and global economies.

The global tariffs and ongoing trade actions taken by various governments and agencies globally are still in a state of uncertainty and subject to change thereby making their potential outcome difficult to assess in the medium and long-term. Such actions have adversely impacted demand for certain commodity groups and could continue to materially adversely affect demand for rail services which could materially and negatively impact the Company’s financial results.

Competition

The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Kansas City Limited (CPKC), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.

Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position.

Previous consolidation of rail systems in the U.S. have resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.

On July 19, 2025, Union Pacific Corporation (UP) and Norfolk Southern Corporation (NS) (the Applicants) entered into a merger agreement and announced their intention to create a U.S. transcontinental railroad and on December 19, 2025, filed an application with the STB requesting approval to combine the two railroads. On January 16, 2026, the STB rejected the application as incomplete and will allow the Applicants to submit a revised application. The Applicants have until June 22, 2026 to submit a revised application and, should the Applicants elect to refile, the Applicants must file a letter by February 17, 2026, indicating when they anticipate refiling. Upon resubmission, the STB will review the completeness of the filing. If the merger is ultimately approved by the STB, this could adversely and materially impact the Company's competitive position.

There can be no assurance that the Company will be able to compete effectively against current or future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures in transportation markets will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and above ground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, the participation and financial viability of other parties responsible for any such liability, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry in general, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities such as crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.

While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation.

Personal injury and other claims

In the normal course of business, the Company becomes involved in various legal actions seeking, among other remedies, compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and actions relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2025, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations

The working conditions of the Company's unionized workforce are governed by collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements have previously resulted in and could in the future potentially result in strikes, lockouts, slowdown of the business and ultimately loss of business. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without a strike or lockout or that the resolution of these negotiations will not have a material adverse effect on the Company's results or financial position. Future labor agreements could increase labor and fringe benefits and related expenses.

Economic conditions

The Company is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclical demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges, and such price variations could have a material adverse effect on the Company's results of operations. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity. Moreover, supply chain disruptions in North America and internationally, including labor shortages or other services disruptions affecting trucking, ports, handling facilities, customer facilities or other railroads, may adversely affect volumes of goods and timelines, and therefore adversely affect CN’s operations and financial results. The imposition of tariffs by countries can also present significant risks to global trade and have a significant impact on North American and global economic conditions. See the section of this MD&A entitled Business risks - Trade restrictions for additional information on trade restrictions risks.

Regulation

The Company is subject to regulatory and legislative initiatives in the operation of its business.

Economic regulation – Canada

The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (CTA) under the *Canada Transportation Act*, which provides rate and service remedies, including final offer arbitration, long-haul interswitching rates and mandatory interswitching. The CTA also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services, railway crossing and noise-related disputes, and discontinuance of service over a rail line. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

Economic regulation – U.S.

The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has exclusive jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties.

Safety regulation – Canada

The Company's rail operations in Canada are subject to safety regulation by the Minister under the *Railway Safety Act* (RSA) as well as the rail portions of other safety-related statutes, which are administered by Transport Canada (TC). TC is also empowered to conduct inspections, investigate, and enforce safety regulations under the RSA. The Company is often required to submit information to TC in compliance with regulations, including applications for a railway operating certificate.

In addition, CN may be legally required to transport dangerous goods and hazardous materials, including toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada under the *Transportation of Dangerous Goods Act* (TDGA), which is also administered by TC. The TDGA establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.

Safety regulation – U.S.

The Company's U.S. rail operations are subject to safety regulation by the FRA under the *Federal Railroad Safety Act* as well as rail portions of other safety statutes, with the transportation of hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing hazardous commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.

Regulation – Vessels

CN's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, in the U.S., the Environmental Protection Agency regulates air emissions from these vessels.

Security

The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., the TSA regulates transportation security, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:

- border security arrangements, pursuant to an agreement the Company and CPKC entered into with the CBP and the CBSA;
- the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program;
- regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;
- inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and
- gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

The Company has worked with the Association of American Railroads (AAR) to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position.

Transportation of hazardous materials

As a result of its common carrier obligations, the Company is legally required to transport dangerous goods and hazardous materials, including toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian or U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Pandemic risk

Severe disruptions in regional economies and the world economy can be caused by the outbreak of a contagious illness, such as the COVID-19 pandemic. Such pandemics and efforts to contain them could result in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains, customer activity and demand, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as considerable general concern and uncertainty, all of which could negatively affect the economic environment and may have significant, lasting impacts, as was the case for the COVID-19 pandemic. It is not possible to predict what measures and restrictions may be imposed by governmental authorities, the period of time during which those measures and restrictions may apply or the extent of the impact thereof on the Company's business and operations. Economic and supply chain disruptions, including temporary staff shortages resulting from a pandemic, could further materially affect the Company's financial results and operations. A pandemic could also further and significantly impact freight demand and commodity prices in connection with ensuing economic disruption, supply shortages, trade disruption, temporary staff shortages and temporary closures of facilities in geographic locations more importantly impacted by the outbreak. The scope and severity of such disruptions and their impact on the Company's financial results and operations are unpredictable and could be material.

Pension funding volatility

The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled *Critical accounting estimates – Pensions* for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates as well as changes to existing federal pension legislation and regulation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations.

There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology and related cybersecurity risk

The Company relies on information technology operated by it or under the control of third parties in all aspects of its business. The Company's and its key third-party vendors' information technology systems are critical to its ability to safely and effectively meet customer expectations, track, maintain, and operate trains and related vehicles, manage employees, and interface with customers, suppliers, vendors, and other third parties.

The Company's cybersecurity risk management and governance program is an integral part of the Company's overall risk management strategy. The Company has adopted a risk-based cybersecurity plan consistent with industry standards and relevant regulatory requirements imposed by U.S. or Canadian regulators. The Company's cybersecurity risk management program utilizes the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) as guidance, implements technology to mitigate cybersecurity risks, and conducts periodic risk assessments, penetration testing by third-party consultants, and employee training. The Company's cybersecurity risk management program also includes ongoing threat research and analysis conducted with the assistance of third-party experts, including on emerging cyber threat attack vectors, tactics, actors, and motivations.

The Company and its third-party vendors and service providers have been subject to, and are likely to continue to be the target of or subject to, data breaches, cyber-attacks, information technology disruptions, and other similar incidents. These incidents may include, among other things, malware, ransomware, distributed denial of service attacks, social engineering, phishing, theft, malfeasance or improper access by employees or third-party vendors, system failures, disruptions or outages caused by human error, fraud, or other modes of attack or disruption. Security threats continue to grow, are increasing in frequency, levels of persistence, intensity and sophistication, and can come from nation states, organized criminals, hacktivists and others. The Company and its third-party vendors and service providers are at heightened risk due to the Company's position as part of both the Canadian and U.S. critical infrastructure and may be impacted by cyber-attacks or security incidents, whether accidental or malicious. The Company has security and mitigation programs in place, including cyber incident response, business continuity, and disaster recovery plans to protect its operations and its information technology and operational assets. However, a cyber-attack, significant disruption, or failure could affect either the Company's own information technology and communications systems or those of its third-party vendors or service providers. Such incidents, including system failure, security breach, disruption by malware, or other damage, could have serious consequences. These consequences could include interrupted or delayed operations, service interruptions, safety failures, security violations, regulatory compliance failures, other operational difficulties, damaged reputation, loss of customers, vendors, suppliers, agents, or third-party capacity providers, misappropriation of assets, misuse or corruption of critical data and proprietary information, and unauthorized system and data access or disclosures. Moreover, the Company may experience security breaches that could remain undetected for an

extended period and, therefore, have a greater impact on the services provided. A cyber incident or interruption of information or operational technology systems, even for short periods of time, could expose the Company to a risk of loss, litigation, regulatory oversight, enforcement actions, damage to its reputation or cause it to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on its operational and financial position or incur significant expenses in excess of available cybersecurity coverage. While the Company maintains cybersecurity insurance, if such an event were to take place, the Company may suffer losses beyond the scope of, or in excess of the limits of, its existing cybersecurity insurance coverage.

Cybersecurity and data protection laws and regulations continue to evolve, and are increasingly demanding, both in the U.S. and Canada, which adds compliance complexity and may increase the Company’s costs of compliance and expose it to reputational damage or litigation, monetary damages, regulatory enforcement actions, or fines. The Company has invested and continues to invest in technology security initiatives, information technology risk management, cyber incident response, business continuity and disaster recovery plans, and other security and mitigation programs to meet evolving network and cybersecurity expectations and regulations. The development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and malicious cyber actors' efforts to overcome security measures become increasingly more frequent, intense, and sophisticated. Despite the Company’s efforts, however, it remains subject to the risk of cyber-attacks that could have a material adverse impact on its operational and financial position.

In addition, if the Company is unable to acquire or effectively implement new technology, including artificial intelligence, it may suffer a competitive disadvantage within the rail industry and with companies providing other modes of transportation service, which could also have an adverse effect on its operational and financial position.

Terrorism and international conflicts

Potential terrorist actions can have a direct or indirect impact on transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties of such acts. International conflicts, including war, can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and/or business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity

Disruptions in financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable terms and rates.

Supplier concentration

The Company operates in a capital-intensive industry where the complexity of rail equipment (including rolling stock equipment, locomotives, rail and ties) limits the number of suppliers available. The Company also competes with other industries for available capacity and raw materials used in the production of locomotives and certain rail and rolling stock equipment. The supply market could be disrupted if changes in circumstances caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. The supply market could become further concentrated and could result in changes to the product or service offerings by suppliers. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment and materials. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position.

Availability of qualified personnel

The Company may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, changes in regulation, training requirements and the availability of qualified personnel, particularly locomotive engineers and conductors and information technologists, could negatively impact the Company's ability to meet demand for rail service. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that these challenges will not materially adversely affect the Company's results of operations or its financial position.

Fuel costs and supply disruptions

The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rapid fluctuations in fuel prices or fuel supply disruptions can occur due to refinery disruptions, production quota restrictions, increased demand in existing or emerging foreign markets, climate, international politics, environmental and sustainability policies, labor and political instability, as well as war. Increases in the cost of transportation or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

Foreign exchange

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses.

Interest rates

The Company is exposed to interest rate risk relating to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's results of operations or liquidity.

Transportation network disruptions

Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations largely depend on a functioning transportation network in the jurisdictions in which it operates and on the Company's ability to maintain cooperative relationships with connecting carriers. The Company may be negatively affected by service disruptions of its own network, including as a result of illegal blockades, severe weather events or labor interruptions, as well as of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of CN's network or the network of one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity and any deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations.

Severe weather

The Company's success is dependent on its ability to operate its railroad efficiently. Changing climate conditions, severe weather and natural disasters, such as extreme cold or heat, significant precipitation, flooding, droughts, fires, hurricanes, tropical storms, tornadoes, landslides, avalanches, earthquakes and rising sea levels, have in the past caused, and could in the future again cause, disruptions to our operations, including as a result of track outages and other service interruptions, evacuation of our workforce, and to the operations of our customers, and severe damage to the Company's infrastructure or properties. Impacts from these types of events are highly variable, based on the severity and length of the event and scope of network impact, and changes in weather patterns caused by climate change are expected to increase the frequency, severity or duration of certain adverse weather conditions. Business interruptions resulting from severe weather have in the past caused, and could in the future again result in increased costs, including modifications to existing infrastructure or implementation of new infrastructure to prevent or reduce severity of future impacts to the Company's business, and increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity. If any natural occurrence leads to catastrophic interruption of service, the Company may not be able to restore service without a significant interruption in operations.

Insurance maintained by the Company to protect against loss of business and other related consequences resulting from these natural occurrences is subject to coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of the Company's damages or damages to others, and may not continue to be available at commercially reasonable rates.

Climate change

Market changes

The Company’s business is based on transporting a wide variety of commodities from suppliers to the marketplace. The Company regularly transports energy commodities that serve refineries, processing locations, and end-users across North America and global markets. The Company’s business lines include thermal and metallurgical coal, crude oil and petroleum products, including liquefied petroleum gas, fuel oil, asphalt, gasoline, condensate (diluent), and lubricant oils. Shifting consumer demand to lower-carbon products and increased climate-focused regulations, such as carbon pricing and fuel regulations, may bring about a broad transition in the energy sector. Programs that place a price on carbon emissions or other government restrictions on certain market sectors may further impact current and potential freight rail customers in the energy sector. A comprehensive transition in the energy sector could significantly impact the markets of the Company's energy customers or lead to market differentiation through geographic variation in policies and demand trends. A portion of the Company’s business could be materially affected by potential future changes and instability of such a transition. Government incentives encouraging the use of alternative sources of energy also could affect certain of the Company's customers and the markets for certain of the commodities it carries in a manner that could alter our traffic patterns. Climate change could affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial positions or liquidity.

Legislative and regulatory response to climate change

Government action or inaction to address climate change could also affect CN. The Company is currently subject to climate change and other emissions-related laws and regulations at the federal, provincial and state levels in the jurisdictions in which it operates. While CN is continually focused on efficiency improvements and reducing its carbon footprint, cap and trade systems, carbon taxes, or other controls on emissions of greenhouse gases imposed by various government bodies could increase the Company's capital and operating costs. An escalating price on carbon emissions could materially increase direct costs related to fuel purchases and indirect expenses related to purchased goods, materials, and electricity required to operate our business. The Company may not be able to offset such impacts through, for example, higher freight rates.

The Company expects climate-related legislation and regulation to continue to rapidly evolve. The adoption of new climate-related legislation and/or regulations, or changes to existing climate-related legislation and/or regulation, could result in increased compliance risk and costs for the Company. In addition, while the Company endeavors to comply with applicable legislative and regulatory requirements, there is uncertainty around the impact of existing and proposed climate-related laws and regulations on the Company's business and operations, such that the Company may be subject to increased legal costs related to defending and resolving legal claims and other litigation related to climate change. Climate change legislation and regulation could also affect CN's customers and make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs, which could, in turn, impact demand for CN's services and have a material adverse effect on the Company's performance.

Reputation

The Company has a well-recognized brand that our customers associate with quality and safe transportation services. Failure to maintain quality, ethical and socially responsible operations across the Company's supply chain could materially adversely affect its brand and reputation. Public concerns about the environmental impact of the Company’s operations could also negatively impact consumers’ perceptions of the Company’s brand and reputation. Any negative publicity about, or significant damage to, the Company’s brand and reputation could have an adverse impact on customer perception and confidence, which could materially adversely affect the Company's results of operations or its financial position. Also, the pervasiveness and viral nature of social media could exacerbate any negative publicity with respect to the Company's business practices.

Moreover, increasing governmental and public awareness and concern about ESG matters, notably climate change, sustainability, diversity and Indigenous relations, could result in enhanced legal requirements or public expectations, in each case, that aim or require to expand the nature, scope and complexity of matters that the Company is required to control, assess, comply with or report, which could, in turn, increase the Company's compliance costs. In addition, if the Company is unable to meet evolving requirements and/or expectations, our brand and reputation could be negatively impacted, which could in turn materially adversely affect the Company's results of operations or its financial position. The Company's access to capital could also be negatively affected if financial institutions, rating agencies and/or lenders adopt more restrictive ESG policies that the Company may not be able to meet.

CN has also set a number of specific climate goals and regularly discloses these goals and our progress thereon. Achieving these goals is subject to several risks and uncertainties. There can be no certainty that the Company will achieve these goals, or any future climate goals it may establish, or that achieving any of these goals will meet all of the expectations of its stakeholders. Risk factors that may impact the Company’s ability to achieve its climate goals include, but are not limited to: changes in carbon markets; evolving sustainability strategies and scientific, methodological or technological developments, including future investments in and the availability of GHG emissions-reduction tools and technologies; shifts in the science, data, methodology and legal and financial considerations underlying our climate and sustainability-related analysis and strategy, including those developed and used by organizations such as SBTi; the ability of the Company to successfully implement its climate and sustainability-related strategies and initiatives (including actions and plans undertaken by the Company to reduce GHG emissions); significant changes in the Company's GHG emissions profile as a result of changes to its railway asset base; the Company's ability to work with governments and third parties to mitigate the impacts of climate change; domestic and international economic conditions, including exchange rates; the effects of competition and regulation; uncertainties in the financial markets; capital spending; actions of vendors; the willingness of customers to acquire our services; cost of network expansion; maintenance and retrofits; and physical impact of climate change on our business. Also, the implementation of these objectives may expose the Company to certain additional heightened financial and operational risks, and is expected to require additional costs, which may be higher than anticipated. In addition, the accuracy, consistency and usefulness of climate or sustainability-related data (including data underlying our current or future goals and their baselines) could be impacted by a number of factors, including the accuracy of the assumptions in the science-based methodology used to calculate this data, improvement in our data collection and measuring systems, activities such as joint ventures, mergers and acquisitions or divestitures, and industry-driven changes to methodologies. If the Company is unable to achieve its climate goals or satisfy the expectations of its stakeholders, its brand and reputation could be materially and adversely affected, which could in turn materially adversely affect the Company's results of operations or its financial position.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in *Exchange Act* Rules 13a-15(e) and 15d-15(e)) as of December 31, 2025, have concluded that the Company's disclosure controls and procedures were effective.

During the fourth quarter ended December 31, 2025, there were no changes in the Company's internal control over financial reporting (as defined in *Exchange Act* Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

As of December 31, 2025, management has assessed the effectiveness of the Company's internal control over financial reporting (as defined in *Exchange Act* Rules 13a-15(f) and 15d-15(f)) using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2025, and issued Management's Report on Internal Control over Financial Reporting dated February 4, 2026 to that effect.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework* (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2025.

KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 and has also expressed an unqualified audit opinion on the Company's 2025 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 4, 2026.

(s) Tracy Robinson
President and Chief Executive Officer

February 4, 2026

(s) Ghislain Houle
Executive Vice-President and Chief Financial Officer

February 4, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Canadian National Railway Company (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 4, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of income taxes

As discussed in Note 7 to the consolidated financial statements, the deferred income tax assets were $611 million and the deferred income tax liabilities were $11,223 million as of December 31, 2025, and income tax expense was $1,544 million for the year ended December 31, 2025. The Company operates in different tax jurisdictions which requires the Company to make significant judgments and estimates in relation to its tax positions.

We identified the evaluation of the deferred income tax assets, the deferred income tax liabilities, and income tax expense as a critical audit matter due to the magnitude of these tax balances and complexities in the evaluation of the application of the relevant tax regulations applicable to the Company. A high degree of auditor judgment was required in assessing certain of the Company’s tax positions and balances.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's reconciliation and analysis of its deferred income tax balances. We involved income tax professionals with specialized skills and knowledge who assisted in: (1) assessing the Company's interpretation of the relevant tax regulations; (2) evaluating the reasonability of the Company's tax positions; and (3) analyzing the Company's deferred income tax balances by comparing prior year tax estimates to actual tax returns filed, and evaluating the Company's reconciliation of the deferred income tax balances to the underlying temporary differences.

Evaluation of capitalization of costs relating to track and railway infrastructure

As discussed in Note 11 to the consolidated financial statements, capital additions, net of finance leases, were $3,658 million for the year ended December 31, 2025, of which $1,639 million related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance. As discussed in Note 1 to the consolidated financial statements, expenditures related to self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs.

We identified the evaluation of capitalization of costs relating to track and railway infrastructure as a critical audit matter. The magnitude and complexities in self-constructed properties, as well as the judgments involved in determining whether the expenditure met the Company's pre-determined capitalization criteria required subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's capital additions process, including controls related to the monitoring of budget versus actual costs on capital projects and the Company's assessment that the expenditures charged to projects meet the Company's pre-determined capitalization criteria. For a sample of capital expenditure additions, we examined underlying documentation and assessed whether the expenditure met the Company's pre-determined capitalization criteria. The testing was performed at a disaggregated level by type of cost (including direct material, labor, and contracted services), and for rail, included comparisons to prior period per unit measures by region. In addition, we examined the Company's budget versus actual analysis on capital projects and assessed the Company's explanations of differences exceeding pre-determined testing thresholds.

(s) KPMG LLP

We have served as the Company's auditor since 1992.

Montréal, Canada
February 4, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on internal control over financial reporting

We have audited Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively the "consolidated financial statements'), and our report dated February 4, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(s) KPMG LLP

Montréal, Canada
February 4, 2026

Contents

Consolidated Statements of Income	72
Consolidated Statements of Comprehensive Income	72
Consolidated Balance Sheets	73
Consolidated Statements of Changes in Shareholders' Equity	74
Consolidated Statements of Cash Flows	75
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	
Note 1 - Summary of significant accounting policies	76
Note 2 - Recent accounting pronouncements	83
Note 3 - Business acquisitions and combinations	84
Note 4 - Revenues	86
Note 5 - Assets held for sale	86
Note 6 - Other income	86
Note 7 - Income taxes	87
Note 8 - Earnings per share	91
Note 9 - Accounts receivable	91
Note 10 - Other current assets	91
Note 11 - Properties	92
Note 12 - Leases	92
Note 13 - Intangible assets, goodwill and other	94
Note 14 - Accounts payable and other	94
Note 15 - Debt	95
Note 16 - Other liabilities and deferred credits	98
Note 17 - Pensions and other postretirement benefits	98
Note 18 - Share capital	106
Note 19 - Stock-based compensation	108
Note 20 - Accumulated other comprehensive loss	112
Note 21 - Major commitments and contingencies	113
Note 22 - Financial instruments	116
Note 23 - Segmented information	119
Note 24 - Subsequent event	120

CONSOLIDATED STATEMENTS OF INCOME

In millions, except per share data *Year ended December 31,*		**2025**		2024		2023
Revenues *(Note 4)*	**$**	**17,304**	$	17,046	$	16,828
Operating expenses						
Labor and fringe benefits		**3,510**		3,422		3,150
Purchased services and material		**2,306**		2,313		2,254
Fuel		**1,786**		2,060		2,097
Depreciation and amortization		**1,938**		1,892		1,817
Equipment rents		**432**		392		359
Other		**745**		642		554
Loss on assets held for sale *(Note 5)*		**—**		78		—
Total operating expenses		**10,717**		10,799		10,231
Operating income		**6,587**		6,247		6,597
Interest expense		**(913)**		(891)		(722)
Other components of net periodic benefit income *(Note 17)*		**502**		454		479
Other income *(Note 6)*		**88**		42		134
Income before income taxes		**6,264**		5,852		6,488
Income tax expense *(Note 7)*		**(1,544)**		(1,404)		(863)
Net income	**$**	**4,720**	$	4,448	$	5,625
Earnings per share *(Note 8)*						
Basic	**$**	**7.58**	$	7.02	$	8.55
Diluted	**$**	**7.57**	$	7.01	$	8.53
Weighted-average number of shares *(Note 8)*						
Basic		**623.1**		633.5		657.7
Diluted		**623.7**		634.5		659.1

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions *Year ended December 31,*		**2025**		2024		2023
Net income	**$**	**4,720**	$	4,448	$	5,625
Other comprehensive income (loss) *(Note 20)*						
Net gain (loss) on foreign currency translation		**(286)**		388		(101)
Net change in pension and other postretirement benefit plans		**424**		1,025		(334)
Derivative instruments		**(2)**		(20)		96
Other comprehensive income (loss) before income taxes		**136**		1,393		(339)
Income tax recovery (expense)		**(183)**		(134)		29
Other comprehensive income (loss)		**(47)**		1,259		(310)
Comprehensive income	**$**	**4,673**	$	5,707	$	5,315

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In millions	*As at December 31,*	**2025**	2024
Assets			
Current assets			
Cash and cash equivalents		**$ 350**	$ 389
Restricted cash and cash equivalents		**13**	12
Accounts receivable *(Note 9)*		**1,117**	1,164
Material and supplies		**734**	720
Other current assets *(Note 10)*		**257**	334
Total current assets		**2,471**	2,619
Properties *(Note 11)*		**49,148**	47,960
Operating lease right-of-use assets *(Note 12)*		**440**	485
Pension asset *(Note 17)*		**5,362**	4,541
Deferred income tax assets *(Note 7)*		**611**	689
Intangible assets, goodwill and other *(Note 13)*		**523**	773
Total assets		**$ 58,555**	$ 57,067
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable and other *(Note 14)*		**$ 2,790**	$ 2,810
Current portion of long-term debt *(Note 15)*		**906**	1,166
Total current liabilities		**3,696**	3,976
Deferred income tax liabilities *(Note 7)*		**11,223**	10,874
Other liabilities and deferred credits *(Note 16)*		**999**	612
Pension and other postretirement benefits *(Note 17)*		**453**	483
Long-term debt *(Note 15)*		**20,300**	19,728
Operating lease liabilities *(Note 12)*		**316**	343
Total liabilities		**36,987**	36,016
Shareholders' equity			
Common shares *(Note 18)*		**3,454**	3,474
Common shares in Share Trusts *(Note 18)*		**(152)**	(129)
Additional paid-in capital		**415**	372
Accumulated other comprehensive loss *(Note 20)*		**(1,067)**	(1,020)
Retained earnings		**18,918**	18,354
Total shareholders' equity		**21,568**	21,051
Total liabilities and shareholders' equity		**$ 58,555**	$ 57,067

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

(s) Shauneen Bruder
Director

(s) Tracy Robinson
Director

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In millions	Number of common shares Outstanding	Share Trusts	Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2022	671.0	1.4	$ 3,613	$ (170)	$ 381	$ (1,969)	$ 19,529	$ 21,384
Net income							5,625	5,625
Stock options exercised	0.5		56		(7)			49
Settlement of equity settled awards *(Note 18)*	0.5	(0.5)		54	(77)		(32)	(55)
Stock-based compensation and other					76		(2)	74
Repurchase of common shares *(Note 18)*	(29.1)		(157)				(4,394)	(4,551)
Share purchases by Share Trusts *(Note 18)*	(0.2)	0.2		(28)				(28)
Other comprehensive loss *(Note 20)*						(310)		(310)
Dividends ($3.16 per share)							(2,071)	(2,071)
Balance at December 31, 2023	642.7	1.1	3,512	(144)	373	(2,279)	18,655	20,117
Net income							4,448	4,448
Stock options exercised	0.4		47		(6)			41
Settlement of equity settled awards *(Note 18)*	0.5	(0.5)		65	(80)		(42)	(57)
Stock-based compensation and other					85		(3)	82
Repurchase of common shares *(Note 18)*	(15.4)		(85)				(2,566)	(2,651)
Share purchases by Share Trusts *(Note 18)*	(0.3)	0.3		(50)				(50)
Other comprehensive income *(Note 20)*						1,259		1,259
Dividends ($3.38 per share)							(2,138)	(2,138)
Balance at December 31, 2024	627.9	0.9	3,474	(129)	372	(1,020)	18,354	21,051
Net income							4,720	4,720
Stock options exercised	0.5		63		(7)			56
Settlement of equity settled awards *(Note 18)*	0.2	(0.2)		33	(68)		21	(14)
Stock-based compensation and other					118		(5)	113
Repurchase of common shares *(Note 18)*	(14.9)		(83)				(1,964)	(2,047)
Share purchases by Share Trusts *(Note 18)*	(0.4)	0.4		(56)				(56)
Other comprehensive loss *(Note 20)*						(47)		(47)
Dividends ($3.55 per share)							(2,208)	(2,208)
Balance at December 31, 2025	**613.3**	**1.1**	**$ 3,454**	**$ (152)**	**$ 415**	**$ (1,067)**	**$ 18,918**	**$ 21,568**

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions *Year ended December 31,*	**2025**	2024	2023
Operating activities			
Net income	**$ 4,720**	$ 4,448	$ 5,625
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**1,938**	1,892	1,817
Pension income and funding	**(410)**	(385)	(418)
Loss on assets held for sale *(Note 5)*	**—**	78	—
Gain on disposal of property *(Note 6)*	**—**	—	(129)
Deferred income taxes *(Note 7)*	**334**	325	(288)
Changes in operating assets and liabilities:			
Accounts receivable	**92**	205	71
Material and supplies	**(24)**	(6)	(18)
Accounts payable and other	**220**	(107)	(191)
Other current assets	**(123)**	—	85
Other operating activities, net	**302**	249	411
Net cash provided by operating activities	**7,049**	6,699	6,965
Investing activities			
Property additions	**(3,658)**	(3,549)	(3,187)
Business acquisitions and combinations *(Note 3)*	**—**	—	(390)
Proceeds from disposal of property *(Note 6)*	**—**	—	129
Other investing activities, net	**(55)**	(58)	(20)
Net cash used in investing activities	**(3,713)**	(3,607)	(3,468)
Financing activities			
Issuance of debt *(Note 15)*	**1,965**	3,483	2,554
Repayment of debt *(Note 15)*	**(446)**	(1,038)	(250)
Change in commercial paper, net *(Note 15)*	**(612)**	(1,381)	908
Settlement of foreign exchange forward contracts on debt	**3**	120	38
Issuance of common shares for stock options exercised *(Note 19)*	**56**	41	49
Withholding taxes remitted on the net settlement of equity settled awards *(Note 19)*	**(9)**	(52)	(51)
Repurchase of common shares *(Note 18)*	**(2,059)**	(2,600)	(4,551)
Purchase of common shares for settlement of equity settled awards	**(5)**	(5)	(4)
Purchase of common shares by Share Trusts *(Note 18)*	**(56)**	(50)	(28)
Dividends paid	**(2,208)**	(2,138)	(2,071)
Net cash used in financing activities	**(3,371)**	(3,620)	(3,406)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	**(3)**	5	(1)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**(38)**	(523)	90
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	**401**	924	834
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	**$ 363**	$ 401	$ 924
Cash and cash equivalents, end of year	**$ 350**	$ 389	$ 475
Restricted cash and cash equivalents, end of year	**13**	12	449
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	**$ 363**	$ 401	$ 924
Supplemental cash flow information			
Interest paid	**$ (979)**	$ (926)	$ (776)
Income taxes paid *(Note 7)*	**$ (935)**	$ (1,221)	$ (1,197)

See accompanying notes to Consolidated Financial Statements.

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company", is engaged in the rail and related transportation business. CN spans Canada and the United States of America (U.S.), connecting Canada's Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company has the direct ability to make decisions regarding the Share Trusts' principal activities. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments for which fair value is not readily determinable are accounted for at cost minus impairment, plus or minus observable price changes.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to goodwill, intangible assets, identified assets and liabilities acquired in business combinations, income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues

Nature of services

The Company's revenues consist of freight revenues and other revenues. Freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups:

- Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur;
- Metals and minerals, which includes energy materials, metals, minerals, and iron ore;
- Forest products, which includes lumber, pulp, paper, and panels;
- Coal, which includes coal and petroleum coke;
- Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers;
- Intermodal, which includes rail and trucking services for domestic and international traffic; and
- Automotive, which includes finished vehicles and auto parts.

Freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services.

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

Revenue recognition

Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.

The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied.

Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Freight revenues
Freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer-specific agreement.

Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Freight movements are completed over a short period of time and are generally completed before payment is due. Freight receivables are included in Accounts receivable on the Consolidated Balance Sheets.

The Company has no material contract assets associated with freight revenues.

Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.

Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information.

Other revenues
Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share
Basic earnings per share is calculated using the weighted-average number of basic shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes vested equity settled stock-based compensation awards other than stock options. Diluted earnings per share is calculated using the weighted-average number of diluted shares outstanding during the period, applying the treasury stock method. The weighted-average number of diluted shares outstanding includes the dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards.

Foreign currency
All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).

The Company designates the US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated debt are included in Other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

Restricted cash and cash equivalents

The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

Accounts receivable

Accounts receivable are recorded at cost net of billing adjustments and an allowance for credit losses. The allowance for credit losses is based on relevant information about past events, including historical experience, and current conditions as of the balance sheet date which are assumed to persist over the remaining life of the receivable under the elected practical expedient. When a receivable is deemed uncollectible, it is written off against the allowance for credit losses. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Other expense in the Consolidated Statements of Income.

Material and supplies

Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are measured at weighted-average cost.

Assets held for sale

Assets that are classified as held for sale are measured at the lower of their carrying amount or fair value less expected selling costs ("estimated selling price") with a loss recognized to the extent that the carrying amount exceeds the estimated selling price. The classification is applicable at the date upon which the sale of assets is probable, and the assets are available for immediate sale in their present condition. The transfer of the assets must also be expected to qualify for recognition as a completed sale within the year following the date of classification.

Assets once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Balance Sheets.

Subsequent changes to the estimated selling price of assets held for sale are recorded as recoveries or losses to the Consolidated Statements of Income wherein the recognition of subsequent gains is limited to the cumulative loss previously recognized.

Properties

Capitalization of costs

The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.

Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality or service capacity. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.

In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:

- *grading*: installation of road bed, retaining walls, and drainage structures;
- *rail and related track material*: installation of 39 or more continuous feet of rail;
- *ties*: installation of five or more ties per 39 feet; and
- *ballast*: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the assets ready for their intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs. These allocated costs include, but are not limited to, project supervision, fringe benefits, maintenance on equipment used on projects as well as the cost of small tools and supplies. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.

For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.

For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical cost.

Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.

Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Depreciation

Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose service lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.

For all depreciable asset classes, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.

The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), factoring in the rail asset's usage to date. The annual composite depreciation rate for the rail asset is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.

Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its estimated historical cost and estimated related accumulated depreciation (net of salvage proceeds and dismantling costs), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The estimated historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.

In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.

For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

Government assistance

By analogy to the grant model of accounting within International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, the Company records government assistance from various levels of Canadian and U.S. governments and government agencies when the conditions of their receipt are complied with and there is reasonable assurance that the assistance will be received.

The Company receives government assistance typically in the form of cash primarily for the purpose of track infrastructure assets and public safety improvements to track and roadway properties. The government assistance related to properties has conditions of how the assistance is to be spent; such as the Company purchasing or self-constructing assets to improve CN assets and under limited transactions would require the Company to reimburse the assistance if certain conditions are not adhered to. The period for which the assistance is received coincides with the timing to complete the purchase or self-construction.

The Company accounts for government assistance received or receivable related to CN's property assets as a reduction from the cost of the assets in the Consolidated Balance Sheets within Properties and depreciated over the same service life of the related assets in Depreciation and amortization in the Consolidated Statements of Income.

Leases

The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases. The Company determines whether or not a contract contains a lease at inception. Leases with a term of twelve months or less are not recorded by the Company on the Consolidated Balance Sheets.

Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Where the implicit interest rate is not determinable from the lease, the Company uses internal incremental borrowing rates by tenor and currency to initially measure leases in excess of twelve months on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term.

The Company's lease contracts may contain termination, renewal, and/or purchase options, residual value guarantees, or a combination thereof, all of which are evaluated by the Company on a quarterly basis. The majority of renewal options available extend the lease term from one to five years. The Company accounts for such contract options when the Company is reasonably certain that it will exercise one of these options.

Lease contracts may contain lease and non-lease components that the Company generally accounts for separately, with the exception of the freight car asset category for which the Company has elected to not separate the lease and non-lease components.

Intangible assets

Intangible assets consist mainly of customer contracts and relationships acquired through business acquisitions. Intangible assets are generally amortized on a straight-line basis over their expected useful lives, ranging from 20 to 50 years. If a change in the estimated useful life of an intangible asset is determined, amortization is adjusted prospectively.

With respect to impairment, the Company tests the recoverability of its intangible assets held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, based on future undiscounted cash flows. If the carrying amount of an intangible asset is not recoverable and exceeds the fair value, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value.

Goodwill

The Company recognizes goodwill as the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition. The carrying amount of goodwill is not amortized; instead, it is assessed for impairment annually as of the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount.

With respect to impairment, the Company may first assess certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, or proceed directly to a quantitative goodwill impairment test. Qualitative factors include but are not limited to, economic, market and industry conditions, cost factors and overall financial performance of the reporting unit, and events such as changes in management or customers. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test must be performed. The quantitative impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the value of goodwill. The Company defines the fair value of a reporting unit as the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants as of the impairment date. To determine the fair value of a reporting unit, the Company uses the discounted cash flow method using the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets.

Accounts receivable securitization

Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings.

Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost (income) includes the current service cost of pension benefits provided in exchange for employee service rendered during the year, which is recorded in Labor and fringe benefits expense. Net periodic benefit cost (income) also includes the following, which are recorded in Other components of net periodic benefit income (cost):

- the interest cost of pension obligations;
- the expected long-term return on pension fund assets;
- the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans;
- the Company uses a market related value to calculate net periodic benefit cost (income); and
- the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions

The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.

The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Additional paid-in capital

Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise of stock options, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. Upon settlement of all other equity settled awards, the Company reclassifies from Additional paid-in capital to Retained Earnings the stock-based compensation expense and other items related to equity settled awards, up to the amount of the settlement cost. The excess, if any, of the settlement cost over the stock-based compensation expense is recorded in Retained Earnings.

Stock-based compensation

For equity settled awards, stock-based compensation costs are recognized over the requisite service period based on the fair value of the respective awards on their grant date. The grant date fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The grant date fair value of PSU-ROIC awards granted in 2024 and 2025, which include a performance condition, is determined using the closing price of the Company's stock on the date of the grant. For PSU-ROIC awards granted in 2023, which included a performance and market condition, the grant date fair value is determined using a lattice-based model incorporating a minimum share price market condition. The grant date fair value of PSU-TSR awards, which include a market condition, is determined using a Monte Carlo simulation model. The grant date fair value of restricted share unit (RSU) awards and of deferred share unit (DSU) awards are determined using the closing price of the Company's stock on the date of the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option-pricing model.

Compensation cost for PSU-ROIC awards is recognized based on the probability of attaining the performance condition and the probability is reassessed at the end of each reporting period. For awards with a market condition, compensation cost is not reversed even if the market condition is not met.

Personal injury and other claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures

Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Derivative financial instruments

The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period.

2 – Recent accounting pronouncements

The following Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2023-09 – Income Taxes (Topic 740): Improvements to Income Tax Disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU's two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation are in dollar amounts and percentages, and are disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid are disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. The Company adopted this standard prospectively in the fourth quarter of 2025 with an effective date of January 1, 2025 and has included the disaggregation of rate reconciliation items and income tax payments by specified categories, nature and/or jurisdiction as described above within *Note 7 – Income taxes*.

ASU 2025-05 – Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets
This ASU introduces an optional practical expedient to simplify the estimation of expected credit losses on current trade receivables and current contract assets arising from revenue transactions. When elected, an entity may assume that current conditions at the balance sheet date will remain unchanged over the remaining life of the assets in developing its reasonable and supportable forecast; entities still adjust historical loss information to reflect current conditions, but they need not incorporate forward-looking macroeconomic forecasts for assets within scope.

The amendments in this ASU are effective for annual periods beginning after December 15, 2025. The Company adopted this standard prospectively in the fourth quarter of 2025 with an effective date of January 1, 2026 and has included the relevant disclosures within *Note 1 – Summary of significant accounting policies.*

The following recent ASU issued by the Financial Accounting Standards Board (FASB) have an effective date after December 31, 2025 and have not been adopted by the Company:

ASU 2025-10 — Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities
This ASU introduces comprehensive accounting guidance for government grants received by business entities by expanding Topic 832 beyond disclosure-only requirements to include recognition, measurement, presentation, and disclosure. The main provisions establish that government grants should not be recognized until it is probable that the Company will comply with the conditions attached to the grant and that the grant will be received. The ASU also provides guidance on accounting for grants related to income and grants related to assets, including acceptable presentation approaches, and introduces enhanced disclosure requirements intended to improve transparency and comparability of government grant information.

The amendments in this ASU are effective for annual periods beginning after December 15, 2028, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU may be adopted using a prospective, modified retrospective, or full retrospective transition approach, depending on the nature of the grants and the transition method elected.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2025-06 – Intangibles - Goodwill and Other Internal-Use Software (Subtopic 350-40)
This ASU modernizes the accounting for internal-use software by removing references to prescriptive and sequential software development stages. The main provisions establish that capitalization begins when management authorizes and commits to funding the software project and it is probable the project will be completed and used as intended. The ASU also introduces enhanced disclosure requirements that align internal-use software disclosures to property, plant and equipment. It also consolidates guidance for website development by integrating it into the framework for internal-use software.

The amendments in this ASU are effective for annual periods beginning after December 15, 2027, including interim periods within these fiscal years. Early adoption is permitted. The amendments in this ASU must be adopted either prospectively, retrospectively or using a modified transition approach based on project status and prior capitalization.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and disclosures.

ASU 2024-03 – Disaggregation of Income Statement Expenses (Subtopic 220-40)
This ASU aims to provide stakeholders a clearer understanding of an entity's expenses and enhance their ability to assess performance, forecast expenses and evaluate the entity's potential for future cash flows. The ASU amends the rules on income statement expense disclosures and requires public business entities to disaggregate and disclose, in tabular format in the notes to financial statements, specified categories of expenses contained within certain income statement expense line items; to integrate certain amounts that were already required to be disclosed under current GAAP with the new disaggregation requirements and to qualitatively disclose descriptions of the amounts remaining that were not separately disaggregated. The ASU also requires public business entities to disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of those selling expenses. This ASU does not change or remove the current disclosure requirements of expense line items on the face of the Consolidated Statements of Income.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either prospectively to Consolidated Financial Statements issued for reporting periods following the effective date, or retrospectively to any or all prior periods presented in the Consolidated Financial Statements.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements disclosures.

Other recently issued ASUs required to be applied on or after December 31, 2025 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Business acquisitions and combinations

Iowa Northern Railway Company
On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN’s U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considered the Company's application to acquire control of IANR. During the trust period, IANR continued to be operated under its current management and the Company could not exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting.

On January 14, 2025, the STB issued a final decision approving CN's application to acquire control of IANR, subject to certain conditions. The Company assumed control of IANR on March 1, 2025 (Control Date) and began consolidating IANR on that date, accounting for the acquisition as a business combination achieved in stages. The Company derecognized its previously held equity method investment in IANR of $320 million as of March 1, 2025 and remeasured the investment at its Control Date fair value of $344 million resulting in a net remeasurement gain of $24 million recorded in Other income in the Consolidated Statements of Income. The fair value of the previously held equity interest in IANR was determined through the use of a discounted cash flow approach, which incorporated the Company's best estimates of various assumptions including, but not limited to, discount rates and terminal growth rates and multiples.

The Company's Consolidated Balance Sheet includes the assets and liabilities of IANR as of the Control Date, and since that time, IANR's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-control date period as the acquisition was not material.

The following table summarizes the final purchase price allocation with the fair value at the Control Date of the previously held equity interest in IANR, as well as the amounts recognized for the identifiable assets acquired and liabilities assumed on the Control Date:

(in millions)		**March 1, 2025**
Consideration		
Fair value of previously held equity method investment [1]	$	344
Recognized amounts of identifiable assets acquired and liabilities assumed [1]		
Current assets	$	10
Properties		426
Other non-current assets		10
Current liabilities		(20)
Deferred income tax liabilities		(90)
Other non-current liabilities		(23)
Total identifiable net assets [2]	**$**	**313**
Goodwill [3]	**$**	**31**

(1) As at the Control Date, the Company's fair value of the previously held equity interest in IANR and the related purchase price allocation was preliminary and subject to change over the measurement period, permitted to be up to one year from the Control Date. In the fourth quarter of 2025, based on updated information available to the Company, the fair value of net assets acquired was increased by $2 million to reflect changes to certain assets and liabilities which were insignificant, resulting in a decrease to Goodwill for the same amount. The Company's fair value of the previously held equity interest in IANR and the purchase price allocation is now final.

(2) Includes operating lease right-of-use assets and liabilities. There were no identifiable intangible assets.

(3) The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

The final fair values of Properties were determined using valuation techniques including the market approach and the cost approach. The significant assumptions used to determine the final fair value of Properties were mostly related to a selection of comparable assets and inflation.

2023

Cape Breton & Central Nova Scotia Railway

On November 1, 2023, the Company acquired from Genesee & Wyoming Inc. a stake in the Cape Breton & Central Nova Scotia Railway (CBNS), a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments. The acquisition was accounted for as a business combination. As a result, the Company's Consolidated Balance Sheets included the net assets of CBNS as of November 1, 2023, which were comprised of $101 million in fair value of properties mostly track and roadway assets, partly offset by $18 million in deferred tax liabilities. The remaining net assets were comprised of current assets and liabilities which were individually insignificant and there were no identifiable intangible assets. No goodwill was recognized. The Company's purchase price allocation is now final and the resulting differences compared to what was estimated were insignificant. The Company has not provided pro forma information related to prior periods and other disclosures as it was not material.

4 – Revenues

In millions	*Year ended December 31,*	**2025**	2024	2023
Freight revenues				
Petroleum and chemicals		**$ 3,478**	$ 3,414	$ 3,195
Metals and minerals		**1,962**	2,048	2,048
Forest products		**1,839**	1,931	1,943
Coal		**960**	929	1,017
Grain and fertilizers		**3,658**	3,422	3,265
Intermodal		**3,892**	3,757	3,823
Automotive		**892**	894	945
Total freight revenues		**16,681**	16,395	16,236
Other revenues		**623**	651	592
Total revenues (1) (2)		**$ 17,304**	$ 17,046	$ 16,828

(1) As at December 31, 2025, the Company had remaining performance obligations related to freight in-transit, for which revenues of $103 million (2024 - $102 million) are expected to be recognized in the next period.

(2) See *Note 23 – Segmented information* for the disaggregation of revenues by geographic area.

Contract liabilities

In millions	**2025**	2024
Beginning of year	**$ 191**	$ 95
Revenue recognized included in the beginning balance	**(18)**	(15)
Increase due to consideration received, net of revenue recognized	**354**	111
End of year	**$ 527**	$ 191
Current portion - end of year	**$ 7**	$ 5

5 – Assets held for sale

2024

On May 8, 2024, CN entered into an agreement to transfer the ownership and related risks and obligations of a road, rail, and pedestrian bridge known as the Quebec Bridge located in Quebec, Canada, to the Government of Canada for a nominal amount. At that time, CN met the criteria for classification of the related track and roadway assets as assets held for sale and accordingly recorded a loss of $78 million ($58 million after-tax) to adjust the carrying value to the nominal selling price. On November 12, 2024, the transaction was completed and the resulting difference between the carrying value and what was estimated was insignificant. CN had also recognized an operating lease right-of-use asset and a related liability of $124 million for the retained requisite rights to occupy and operate the portion of the bridge where the rail infrastructure is located and will pay an annual occupancy fee over a term that also includes a noncancellable period.

6 – Other income

In millions	*Year ended December 31,*	**2025**	2024	2023
Gain on disposal of land		**$ 48**	$ 20	$ 7
Gain (loss) on foreign currency (1)		**32**	12	7
Gain on disposal of property		**—**	—	129
Other (2)		**8**	10	(9)
Total other income		**$ 88**	$ 42	$ 134

(1) Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities. See *Note 22 – Financial instruments* for additional information.

(2) Includes $24 million net remeasurement gain related to the investment in IANR. See *Note 3 – Business acquisitions and combinations* for additional information.

2023

Disposal of property

On December 13, 2023, the Company completed the sale of a portion of land within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada for cash proceeds of $129 million which resulted in a gain of $129 million ($112 million after tax) as the carrying amount of the land was nominal.

7 – Income taxes

In the fourth quarter of 2025, the Company adopted *ASU 2023-09 – Income Taxes (Topic 740): Improvements to income tax disclosures* prospectively, and the associated disclosure changes have been reflected below.

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items in provincial, U.S. federal, state and other foreign jurisdictions, such as tax rates and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by other items such as the impact of transactions that are taxable or deductible at lower inclusion rates, changes in net unrecognized tax benefits, changes in income tax laws, and other items.

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. Consistent with the ruling, and effective as of January 1, 2021, the Company has foregone favorable tax deductions of a permanent nature on certain income generated from intercompany arrangements. This resulted in the Company generating tax-deductible goodwill approximating the value of the foregone tax deductions, which is available to be amortized over a period of up to ten years.

As a result, in 2023, the Company recorded a net deferred income tax recovery of $682 million, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years.

Income tax expense and effective tax rate reconciliation after adoption of ASU 2023-09

Year ended December 31,	**2025**	
In millions, except rate data	**Amount**	**Rate**
Income tax expense at Canadian statutory federal tax rate	$ **940**	**15.0 %**
Income tax expense (recovery) resulting from:		
Canadian federal reconciling items:		
Nontaxable or nondeductible items, net [(1)]	**(1)**	**— %**
Other [(2)]	**(14)**	**(0.2)%**
Canadian provincial income taxes, net of federal effect: [(3)] [(4)]	**537**	**8.6 %**
Foreign tax affects [(5)]:		
U.S.:		
Federal tax rate differential	**46**	**0.7 %**
Other [(1)] [(2)] [(4)]	**36**	**0.5 %**
Income tax expense / Effective tax rate [(6)]	**$ 1,544**	**24.6 %**

(1) Includes the federal impact of items taxable or deductible at a lower inclusion rate on non-depreciable property disposals, foreign currency changes of a capital nature, impacts of equity-settled awards under the Company's stock-based compensation plans including excess tax benefits and deficiencies, and other items.

(2) Includes the federal impact of provision-to-return and related adjustments resulting from income tax filings and (re)assessments, and other reconciling items.

(3) The jurisdictions that make up the majority of the tax effect are the provinces of British Columbia, Ontario, and Saskatchewan.

(4) Includes the income tax affect amount for the related subnational jurisdiction such as tax rate differentials, nontaxable or nondeductible items, tax law changes, and other reconciling items.

(5) The other foreign jurisdictions are not separately presented in the reconciliation table since their reconciling items are below the threshold and net to zero because their effective tax rates are the same as the Canadian statutory federal tax rate, and their individual reconciling items are below the threshold.

(6) The Company has elected to present, for all of its jurisdictions, the changes in net unrecognized tax benefits related to the current and prior years, including interest and penalties, in one reconciling item, which was $nil for the year ended December 31, 2025.

Net income tax payments after adoption of ASU 2023-09

In millions Year ended December 31,		2025
Canada:		
Federal	$	436
Province of British Columbia		82
Province of Ontario		72
Province of Saskatchewan		47
Other provinces		111
U.S.		161
Other foreign jurisdictions		26
Total net income tax payments	**$**	**935**

Income tax expense reconciliation and payments prior to adoption of ASU 2023-09

In millions Year ended December 31,		2024		2023
Canadian statutory federal tax rate		15%		15%
Income tax expense at the Canadian statutory federal tax rate	$	878	$	973
Income tax expense resulting from:				
Provincial and foreign income taxes (1)		582		633
Tax-deductible goodwill and related impacts (2)		—		(713)
Other (3)		(56)		(30)
Income tax expense	$	1,404	$	863
Net cash payments for income taxes	$	1,221	$	1,197

(1) Includes the impact of Canadian provincial taxes, U.S. federal and state taxes, and other foreign taxes.

(2) Relates to the impacts of recognizing the $767 million deferred income tax recovery party offset by a $54 million income tax expense on the foregone tax deductions related to prior taxation years.

(3) Includes adjustments relating to the filing or resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, excess tax benefits resulting from the settlement of equity settled awards under the Company's stock-based compensation plans, and other items.

Information on a domestic and foreign basis prior to and after adoption of ASU 2023-09

In millions Year ended December 31,		2025		2024		2023
Income before income taxes						
Canada	**$**	**4,906**	$	4,540	$	4,936
Foreign		**1,358**		1,312		1,552
Total income before income taxes	**$**	**6,264**	$	5,852	$	6,488

In millions Year ended December 31,		2025
Current income tax expense		
Canada federal	**$**	**542**
Canada provincial		**405**
Foreign		**263**
Total current income tax expense	**$**	**1,210**
Deferred income tax expense (recovery)		
Canada federal	**$**	**176**
Canada provincial		**132**
Foreign		**26**
Total deferred income tax expense (recovery)	**$**	**334**
Income tax expense (recovery)		
Canada federal	**$**	**718**
Canada provincial		**537**
Foreign		**289**
Total income tax expense (recovery)	**$**	**1,544**

In millions	*Year ended December 31,*	2024	2023
Current income tax expense			
Domestic		$ 860	$ 896
Foreign		219	255
Total current income tax expense		$ 1,079	$ 1,151
Deferred income tax expense (recovery)			
Domestic		$ 282	$ 360
Foreign		43	(648)
Total deferred income tax expense (recovery)		$ 325	$ (288)
Income tax expense		$ 1,404	$ 863

Net deferred income taxes

In millions	*As at December 31,*	**2025**	2024
Deferred income tax assets (liabilities)			
Deferred income tax assets [(1)]		**$ 611**	$ 689
Deferred income tax liabilities		**(11,223)**	(10,874)
Net deferred income taxes		**$ (10,612)**	$ (10,185)
Deferred income tax assets			
Tax-deductible goodwill [(1)]		**$ 611**	$ 689
Net operating losses and tax credit carryforwards [(2)]		**246**	235
Lease liabilities		**116**	131
Pension liability		**86**	92
Unrealized foreign exchange losses		**68**	124
Personal Injury & legal claims		**53**	61
Compensation reserves		**45**	34
Other postretirement benefits liability		**35**	37
Other		**80**	59
Total deferred income tax assets		**$ 1,340**	$ 1,462
Deferred income tax liabilities			
Properties		**$ (10,319)**	$ (10,232)
Pension asset		**(1,404)**	(1,189)
Operating lease right-of-use assets		**(110)**	(121)
Other		**(119)**	(105)
Total deferred income tax liabilities		**$ (11,952)**	$ (11,647)
Net deferred income taxes		**$ (10,612)**	$ (10,185)
Net deferred income taxes by jurisdiction			
Canada		**$ (6,901)**	$ (6,405)
Foreign U.S.		**(4,322)**	(4,469)
Foreign non-U.S. [(1)]		**611**	689
Net deferred income taxes		**$ (10,612)**	$ (10,185)

(1) As at December 31, 2025, the Company had tax-deductible goodwill of $5.2 billion remaining to be amortized which will expire in 2030.

(2) As at December 31, 2025, the Company had net interest expense deduction carryforwards of $958 million which are available to offset future U.S. federal and state taxable income over an indefinite period. In addition, the Company had net operating loss carryforwards of $179 million for U.S. state tax purposes which are available to offset future U.S. state taxable income and are expiring between 2026 and 2045.

Deferred income tax assets and liabilities are recorded at enacted tax laws and rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect the Company. Deferred income taxes have not been recognized on temporary differences related to investments in foreign subsidiaries where the Company intends and is able to indefinitely reinvest the underlying earnings and it is not apparent that such differences will reverse in the foreseeable future.The Company has not determined the amount of the related unrecognized deferred income tax liability because such determination is not practicable.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2025, in order to fully realize all of the deferred income tax assets excluding the tax-deductible goodwill, the Company will need to generate future taxable income of approximately $3.3 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. Management believes it is more likely than not that CN will fully realize the benefits of the remaining $5.2 billion unamortized tax-deductible goodwill because under the current tax laws the Company has the ability and intent to maintain the necessary intercompany arrangements that will generate sufficient future taxable income of the appropriate character in the non-U.S. foreign jurisdiction, and to fully utilize the tax-deductible goodwill.

Unrecognized tax benefits

In millions	*Year ended December 31,*	**2025**	2024	2023
Gross unrecognized tax benefits at beginning of year		**$ 41**	$ 46	$ 52
Increases for:				
Tax positions related to the current year		**4**	4	4
Decrease for:				
Tax positions related to prior years		**(3)**	(8)	(8)
Settlements		**(1)**	(1)	(2)
Gross unrecognized tax benefits at end of year		**41**	41	46
Adjustments to reflect tax treaties and other arrangements		**(16)**	(13)	(14)
Net unrecognized tax benefits at end of year		**$ 25**	$ 28	$ 32

As at December 31, 2025, the total amount of gross unrecognized tax benefits was $41 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2025 was $25 million. If recognized, all of the net unrecognized tax benefits as at December 31, 2025 would affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits in Income tax expense in the Statements of Income. The Company recorded a net tax recovery of $3 million related to net interest and penalties for the year ended December 31, 2025 and a net tax expense of $4 million and $1 million related to net interest and penalties for the years ended December 31, 2024 and December 31, 2023 respectively. As at December 31, 2025, the Company had accrued interest and penalties of $15 million (2024 - $18 million).

In Canada, the Company's federal and provincial income tax returns filed for the years 2019 to 2024 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2019 to 2022 are currently in progress and years 2019 to 2021 are expected to be completed during 2026. In the U.S., the federal income tax returns filed for the years 2022 to 2024 and the state income tax returns filed for the years 2018 to 2024 remain subject to examination by the taxation authorities. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

8 – Earnings per share

In millions, except per share data *Year ended December 31,*		2025		2024		2023
Net income	**$**	**4,720**	$	4,448	$	5,625
Weighted-average basic shares outstanding		**623.1**		633.5		657.7
Dilutive effect of stock-based compensation		**0.6**		1.0		1.4
Weighted-average diluted shares outstanding		**623.7**		634.5		659.1
Basic earnings per share	**$**	**7.58**	$	7.02	$	8.55
Diluted earnings per share	**$**	**7.57**	$	7.01	$	8.53
Units excluded from the calculation as their inclusion would not have a dilutive effect						
Stock options		**2.2**		1.2		1.0
Performance share units		**0.7**		0.4		0.5

9 – Accounts receivable

In millions *As at December 31,*		2025		2024
Freight	**$**	**884**	$	966
Non-freight		**252**		219
Gross accounts receivable		**1,136**		1,185
Allowance for credit losses		**(19)**		(21)
Net accounts receivable	**$**	**1,117**	$	1,164

10 – Other current assets

In millions *As at December 31,*		2025		2024
Prepaid expenses	**$**	**208**	$	113
Income taxes receivable		**—**		143
Derivative instruments (*Note 22*)		**—**		38
Other		**49**		40
Total other current assets	**$**	**257**	$	334

11 – Properties

As at	**December 31, 2025**				December 31, 2024			
In millions	**Depreciation rate [1]**	**Cost**	**Accumulated Depreciation**	**Net**	Depreciation rate [1]	Cost	Accumulated Depreciation	Net
Properties including finance leases								
Track and roadway [2]	**2 %**	**$ 48,970**	**$ 10,678**	**$ 38,292**	3 %	$ 48,744	$ 11,557	$ 37,187
Rolling stock	**4 %**	**9,527**	**3,786**	**5,741**	4 %	9,482	3,642	5,840
Buildings	**3 %**	**2,579**	**930**	**1,649**	3 %	2,452	848	1,604
Information technology [3]	**8 %**	**3,277**	**1,597**	**1,680**	9 %	3,128	1,460	1,668
Other	**6 %**	**3,314**	**1,528**	**1,786**	5 %	3,116	1,455	1,661
Total properties including finance leases [4]		**$ 67,667**	**$ 18,519**	**$ 49,148**		$ 66,922	$ 18,962	$ 47,960
Finance leases included in properties								
Track and roadway [5]		**$ 405**	**$ 115**	**$ 290**		$ 405	$ 110	$ 295
Rolling stock		**12**	**2**	**10**		12	2	10
Buildings		**27**	**13**	**14**		27	12	15
Other		**97**	**43**	**54**		102	41	61
Total finance leases included in properties		**$ 541**	**$ 173**	**$ 368**		$ 546	$ 165	$ 381

(1) Represents the weighted average depreciation rate.

(2) As at December 31, 2025, includes land of $2,628 million (2024 - $2,682 million).

(3) In 2025, the Company capitalized costs for internally developed software and related licenses of $173 million (2024 - $235 million).

(4) In 2025, property additions, net of finance leases, were $3,658 million (2024 - $3,549 million), of which $1,639 million (2024 - $1,564 million) related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance.

(5) As at December 31, 2025, includes right-of-way access of $106 million (2024 - $106 million).

Government assistance

For the year ended December 31, 2025 and 2024, the Company received $126 million and $78 million, respectively, of government assistance towards the purchase and self-construction of properties.

As at December 31, 2025 and 2024, the total Properties balance of $49,148 million and $47,960 million, respectively, is net of $1,767 million and $1,721 million of unamortized government assistance, respectively, primarily related to the enhancement of CN's track and roadway infrastructure. For the year ended December 31, 2025 and 2024, Depreciation and amortization expense on the Consolidated Statements of Income is presented net of amortization of government assistance of $75 million and $68 million, respectively.

12 – Leases

Lease costs

In millions *Year ended December 31,*	**2025**	2024	2023
Operating lease cost	**$ 160**	$ 153	$ 149
Short-term lease cost	**54**	54	39
Variable lease cost [1]	**44**	41	43
Amortization of finance right-of-use assets	**11**	11	11
Total lease cost [2]	**$ 269**	$ 259	$ 242

(1) Mainly relates to leases of trucks for the Company's freight delivery service contracts.

(2) Includes lease costs from Purchased services and material and Equipment rents in the Consolidated Statements of Income.

Classification

In millions	**Classification**	*As at December 31,*	**2025**	2024
Lease right-of-use assets				
Finance leases	Properties		**$ 368**	$ 381
Operating leases	Operating lease right-of-use assets		**440**	485
Total lease right-of-use assets			**$ 808**	$ 866
Lease liabilities				
Current				
Finance leases	Current portion of long-term debt		**$ 4**	$ 1
Operating leases	Accounts payable and other		**108**	134
Noncurrent				
Finance leases	Long-term debt		**1**	6
Operating leases	Operating lease liabilities		**316**	343
Total lease liabilities			**$ 429**	$ 484

Terms and discount rates

As at December 31,	**2025**	2024
Weighted-average remaining lease term *(years)*		
Finance leases	**1.7**	2.7
Operating leases	**16.1**	15.0
Weighted-average discount rate *(%)*		
Finance leases	**4.09**	4.24
Operating leases	**4.66**	4.50

Additional information

In millions *Year ended December 31,*	**2025**	2024	2023
Cash paid for amounts included in the measurement of lease liabilities *($)*			
Operating cash outflows from operating leases	**153**	152	148
Financing cash outflows from finance leases	**2**	31	2
Right-of-use assets obtained in exchange for lease liabilities *($)*			
Operating lease	**85**	234	91
Finance lease	**—**	—	30

Lease liabilities maturities

In millions	**Finance leases**	**Operating leases**
2026	$ 4	$ 128
2027	1	99
2028	—	64
2029	—	33
2030	—	23
2031 & thereafter	—	327
Total lease payments	5	674
Less: Imputed interest	—	250
Present value of lease payments	$ 5	$ 424

13 – Intangible assets, goodwill and other

In millions *As at December 31,*		2025		2024
Deferred costs	$	137	$	118
Intangible assets		120		128
Investments [(1)]		111		428
Goodwill		100		71
Long-term receivables		6		16
Other long-term assets		49		12
Total intangible assets, goodwill and other	$	523	$	773

(1) As at December 31, 2025, the Company had $73 million (2024 - $389 million) of investments accounted for under the equity method, see *Note 3 – Business acquisitions and combinations*; and $38 million (2024 - $39 million) of investments for which fair value was not readily determinable accounted for at cost minus impairment, plus or minus observable price changes.

14 – Accounts payable and other

In millions *As at December 31,*		2025		2024
Trade payables	$	890	$	1,031
Income and other taxes		430		327
Payroll-related accruals		421		438
Accrued charges		287		343
Accrued interest		249		253
Operating lease liabilities *(Note 12)*		108		134
Personal injury and other claims provisions *(Note 21)*		71		47
Environmental provisions *(Note 21)*		38		40
Other postretirement benefits liability *(Note 17)*		10		10
Derivative instruments (*Note 22*)		10		—
Contract liabilities (*Note 4*)		7		5
Other		269		182
Total accounts payable and other	$	2,790	$	2,810

15 – Debt

In millions		Maturity	US$ denominated amount		*As at December 31,* 2025	2024
Notes and debentures (1)						
Canadian National series (2)						
2.80%	10-year notes	Sep 22, 2025			**–**	350
2.75%	10-year notes	Mar 1, 2026	US$	500	**686**	719
6.90%	30-year notes	Jul 15, 2028	US$	475	**652**	683
3.20%	10-year notes	Jul 31, 2028			**350**	350
3.00%	10-year notes	Feb 8, 2029			**350**	350
4.60%	5-year notes	May 2, 2029			**700**	700
4.15%	7-year notes	May 10, 2030			**550**	550
3.50%	5-year notes	Jun 10, 2030			**500**	–
4.20%	5-year notes	Mar 12, 2031	US$	300	**412**	–
7.38%	30-year debentures	Oct 15, 2031	US$	200	**274**	288
3.85%	10-year notes	Aug 5, 2032	US$	800	**1,098**	1,151
4.40%	10-year notes	May 10, 2033			**400**	400
5.85%	10-year notes	Nov 1, 2033	US$	300	**412**	431
6.25%	30-year notes	Aug 1, 2034	US$	500	**686**	719
4.38%	10-year notes	Sep 18, 2034	US$	750	**1,029**	1,079
4.20%	10-year notes	Jun 10, 2035			**500**	–
4.75%	10-year notes	Nov 12, 2035	US$	400	**549**	–
6.20%	30-year notes	Jun 1, 2036	US$	450	**618**	647
6.71%	Puttable Reset Securities PURS[SM]	Jul 15, 2036	US$	250	**343**	360
6.38%	30-year debentures	Nov 15, 2037	US$	300	**412**	431
3.50%	30-year notes	Nov 15, 2042	US$	250	**343**	360
4.50%	30-year notes	Nov 7, 2043	US$	250	**343**	360
3.95%	30-year notes	Sep 22, 2045			**400**	400
3.20%	30-year notes	Aug 2, 2046	US$	650	**892**	935
3.60%	30-year notes	Aug 1, 2047			**500**	500
3.65%	30-year notes	Feb 3, 2048	US$	600	**823**	863
3.60%	30-year notes	Jul 31, 2048			**450**	450
4.45%	30-year notes	Jan 20, 2049	US$	650	**892**	935
3.60%	30-year notes	Feb 8, 2049			**450**	450
3.05%	30-year notes	Feb 8, 2050			**450**	450
2.45%	30-year notes	May 1, 2050	US$	600	**823**	863
4.40%	30-year notes	Aug 5, 2052	US$	700	**961**	1,007
4.70%	30-year notes	May 10, 2053			**800**	800
6.13%	30-year notes	Nov 1, 2053	US$	300	**412**	431
5.10%	30-year notes	May 2, 2054			**550**	550
4.00%	50-year notes	Sep 22, 2065			**100**	100
Illinois Central series						
7.70%	100-year debentures	Sep 15, 2096	US$	125	**172**	180
BC Rail series						
Non-interest bearing 90-year subordinated notes (3)		Jul 14, 2094			**842**	842
Total notes and debentures					**20,724**	19,684
Other						
Commercial paper					**124**	721
Finance leases					**5**	7
Equipment loans and other (4)					**1,365**	1,489
Total debt, gross					**22,218**	21,901
Fair value hedging adjustment (5)					**(11)**	–
Net unamortized discount and debt issuance costs (3)					**(1,001)**	(1,007)
Total debt (5)					**21,206**	20,894
Less: Current portion of long-term debt					**906**	1,166
Total long-term debt					**$ 20,300**	$ 19,728

(1) The Company's notes and debentures are unsecured.

(2) The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3) As at December 31, 2025, these notes were recorded as a discounted debt of $17 million (2024 - $16 million) using an imputed interest rate of 5.75% (2024 - 5.75%). The discount of $825 million (2024 - $826 million) is included in Net unamortized discount and debt issuance costs.

(4) Includes $1,329 million (2024 - $1,449 million) of equipment loans under the non-revolving credit facilities. Also included is $36 million (2024 - $40 million) of other loans payable monthly at a weighted average interest rate of 2.30% (2024 - 2.35%).

(5) See *Note 22 – Financial instruments*.

Notes and debentures

For the year ended December 31, 2025, the Company issued and repaid the following:

- On November 12, 2025, issuance of US$300 million ($421 million) 4.20% Notes due 2031 and US$400 million ($561 million) 4.75% Notes due 2035 in the U.S. capital markets, which resulted in total net proceeds of $970 million;
- On September 22, 2025, repayment of $350 million 2.80% Notes due 2025 upon maturity; and
- On June 10, 2025, issuance of $500 million 3.50% Notes due 2030 and $500 million 4.20% Notes due in 2035 in the Canadian capital markets, which resulted in total net proceeds of $995 million.

For the year ended December 31, 2024, the Company issued and repaid the following:

- On November 21, 2024, repayment of US$350 million ($490 million) 2.95% Notes due 2024 upon maturity;
- On September 18, 2024, issuance of US$750 million ($1,020 million) 4.38% Notes due 2034 in the U.S. capital markets, which resulted in total net proceeds of $1,011 million; and
- On May 2, 2024, issuance of $700 million 4.60% Notes due 2029 and $550 million 5.10% Notes due 2054 in the Canadian capital markets, which resulted in total net proceeds of $1,242 million.

Revolving credit facilities

The Company has unsecured revolving credit facilities with a consortium of lenders. The unsecured credit facility of $2.5 billion is available for general corporate purposes and backstopping the Company's commercial paper programs. The facility consists of two tranches of $1.25 billion and was amended on March 28, 2025 to extend the tenor of each tranche by one year to, respectively, March 31, 2028 and March 31, 2030. This revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted up or down based on the Company's performance under certain sustainability goals. The unsecured credit facility of $1.0 billion is available for general corporate purposes and was amended on March 28, 2025 to extend its tenor by one year to March 17, 2027.

Subject to the consent of the individual lenders, the Company may increase the revolving credit facilities by an additional $500 million each during their respective terms and to request an extension of the $2.5 billion credit facility once a year to maintain the tenors of three year and five year of the respective tranches.

As at December 31, 2025 and 2024, the Company had no outstanding borrowings under these revolving credit facilities and there were no draws in 2025 and 2024.

Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. As at December 31, 2025, the Company was in compliance with its financial covenant.

Equipment loans

The Company has various secured non-revolving term loan credit facilities for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facilities have a tenor at inception varying from 15 to 20 years and are secured by rolling stock. Borrowings under the non-revolving term loan facilities are provided at Secured Overnight Financing Rate (SOFR) or Canadian Overnight Repo Rate Average (CORRA) plus applicable margins.

On March 22, 2024, the Company issued a $412 million equipment loan and on October 29, 2024, the Company issued a $366 million equipment loan under these facilities. In 2025, the Company repaid $88 million (2024 - $63 million) of its equipment loans. As at December 31, 2025, the Company had outstanding borrowings of $1,329 million (2024 - $1,449 million), at a weighted-average interest rate of 3.85% (2024 - 4.79%), and had no further amounts available to be drawn under these facilities (2024 - $nil).

Commercial paper

The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's $2.5 billion revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the US dollar equivalent, on a combined basis.

As at December 31, 2025 and 2024, the Company had total commercial paper borrowings of US$90 million ($124 million) and US$501 million ($721 million), respectively, at a weighted-average interest rate of 3.79% and 4.73%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

In millions *Year ended December 31,*		**2025**		2024		2023
Commercial paper with maturities less than 90 days						
Issuance	**$**	**25,471**	$	18,564	$	13,767
Repayment		**(25,859)**		(19,851)		(13,090)
Change in commercial paper with maturities less than 90 days, net	**$**	**(388)**	$	(1,287)	$	677
Commercial paper with maturities of 90 days or greater						
Issuance	**$**	**—**	$	1,682	$	1,871
Repayment		**(224)**		(1,776)		(1,640)
Change in commercial paper with maturities of 90 days or greater, net	**$**	**(224)**	$	(94)	$	231
Change in commercial paper, net	**$**	**(612)**	$	(1,381)	$	908

Accounts receivable securitization program

The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On March 28, 2025, the Company extended the term of its agreement by one year to February 2, 2027.

The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the accounts receivable securitization program is renewed based on commercial paper rates then in effect, or CORRA or SOFR if the commercial paper market is inaccessible.

During the year ended December 31, 2025, the Company had no proceeds from the accounts receivable securitization program (2024 - $450 million) and no repayments (2024 - $450 million).

As at December 31, 2025 and 2024, the Company had no outstanding borrowings under the accounts receivable securitization program.

Bilateral letter of credit facilities

The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 28, 2025, the Company extended the maturity date of its committed bilateral letter of credit facility agreements to April 28, 2028. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit outstanding.

As at December 31, 2025, the Company had outstanding letters of credit of $321 million (2024 - $329 million) under the committed facilities from a total available amount of $362 million (2024 - $366 million) and $153 million (2024 - $142 million) under the uncommitted facilities.

Debt maturities

In millions		**Debt** (1)
2026	$	902
2027		77
2028		1,079
2029		1,129
2030		1,130
2031 & thereafter		16,884
Total		21,201
Finance lease liabilities (2)		5
Total debt	**$**	**21,206**

(1) Presented net of unamortized discounts and debt issuance costs.

(2) See *Note 12 – Leases* for maturities of finance lease liabilities.

Amount of US dollar-denominated debt

In millions	*As at December 31,*		**2025**		2024
Notes and debentures		**US$**	**9,350**	US$	8,650
Commercial paper			**90**		501
Finance lease liabilities			**4**		5
Equipment loans and other			**473**		506
Total amount of US dollar-denominated debt in US$		**US$**	**9,917**	US$	9,662
Total amount of US dollar-denominated debt in C$		**$**	**13,610**	$	13,898

16 – Other liabilities and deferred credits

In millions	*As at December 31,*		**2025**		2024
Contract liabilities *(Note 4)* (1)		**$**	**520**	$	186
Personal injury and other claims provisions *(Note 21)* (1)			**239**		237
Environmental provisions *(Note 21)* (1)			**26**		16
Stock-based compensation liability			**4**		4
Deferred credits and other			**210**		169
Total other liabilities and deferred credits		**$**	**999**	$	612

(1) See *Note 14 – Accounts payable and other* for the related current portion.

17 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.

The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. During the first quarter of 2025, one of CN's Canadian defined contribution pension plans was merged into the CN Pension Plan and did not result in a remeasurement of the funded status of that plan. Unless otherwise specified, the following descriptions relate solely to the defined benefit component of the CN Pension Plan.

Description of the CN Pension Plan

The CN Pension Plan is comprised of both a defined benefit component and a defined contribution component. The defined benefit component represents a contributory defined benefit plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy

Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the *Pension Benefits Standards Act, 1985*, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate and as required by regulations by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2024 indicated a funding excess on a going concern basis of approximately $5.3 billion and a funding excess on a solvency basis of approximately $3.4 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the *Pension Benefit Standards Regulations, 1985*. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.

Given the solvency ratio of certain Canadian registered defined benefit pension plans is above a specified threshold as at the last filed actuarial valuation, their next actuarial valuation for funding purposes would be required as at December 31, 2027, to be performed in 2028, although the valuation may be conducted earlier at the Company's discretion for those plans. Should the Company decide to use its discretion and file all valuations as at December 31, 2025 in 2026, they would be expected to identify a funding excess on a going concern basis of approximately $5.4 billion, while on a solvency basis a funding excess of approximately $4.2 billion is expected. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the defined benefit component of the CN Pension Plan in 2026. As such, total cash contributions of approximately $60 million are expected to be made in 2026 for all pension plans other than the defined benefit component of the CN Pension Plan. As at February 4, 2026, the Company had contributed $2 million to its defined benefit pensions for 2026.

Plan assets

The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, geography, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2025, the Policy was amended to implement a target asset allocation change to resource and royalties, infrastructure and the specialty portfolio since the latter was terminated effective January 1, 2025.

The CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plan, can also implement an investment strategy ("Strategy") which can lead the plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension Advisory Working Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

Actual asset allocation

		Actual plan asset allocation	
Asset Categories	**Policy**	**2025**	2024
Cash and short-term investments	2 %	**1 %**	1 %
Bonds	46 %	**48 %**	47 %
Emerging market debt	2 %	**2 %**	2 %
Private debt	3 %	**4 %**	5 %
Equities	32 %	**35 %**	30 %
Real estate	4 %	**3 %**	3 %
Resource and royalties	6 %	**8 %**	7 %
Infrastructure	5 %	**3 %**	4 %
Specialty portfolio	— %	**— %**	2 %
Absolute return	12 %	**15 %**	15 %
Funding	(12 %)	**(19 %)**	(16 %)
Total	100 %	**100 %**	100 %

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:

- Cash and short-term investments consist of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments as well as anticipated cash requirements needed to support derivative instruments or any other contractual commitment. Short-term investments are mainly obligations issued by Canadian chartered banks and by Canadian governments.

- Bonds include bond instruments, issued or guaranteed by governments and non-government entities, and asset-backed securities. As at December 31, 2025, 74% (2024 - 74%) of bonds were issued or guaranteed by Canadian, U.S. or other governments.
- Emerging market debt consists of units of co-mingled funds or in separate accounts managed by external managers whose mandate is to invest in debt instruments of emerging market countries.
- Private debt includes participations in private debt securities and funds focused on generating steady yields.
- Equity investments include publicly traded securities diversified by industry sector, geography and issuer and investments in private equity funds. As at December 31, 2025, the most significant allocation to an individual issuer of a publicly traded security was 7% (2024 - 8%) and the most significant allocation to an industry sector was 30% (2024 - 26%).
- Real estate is a diversified portfolio of Canadian land and commercial properties and investments in global real estate private equity funds.
- Resource and royalties investments include petroleum, natural gas and mineral properties and listed and non-listed securities of resource and energy transition companies.
- Infrastructure investments include participations in private infrastructure funds.
- Specialty portfolio consists of mainly private equities and private debt investments. Effective January 1, 2025, the specialty portfolio strategy was terminated.
- Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short and derivatives strategies within multi-strategy, fixed income, commodity, equity, global macro funds and downside protection. Managers are monitored on a continuous basis through investment and operational due diligence.
- Funding has been added to reflect the mandate permitted by the Policy and how the assets are currently managed. Consequently, the 2024 figures in the actual plan asset allocation have been reclassified to conform to the current year’s presentation. Funding can include derivatives, a certain level of financing associated with securities sold under repurchase agreements, and other operating assets that form part of the Plan's net asset position used in assessing funding requirements. In 2025, there was a decrease in the use of derivative instruments offset by an increased use of securities sold under repurchase agreements. While Funding at the end of 2025 exceeded the negative 12% limit set in the Policy, it remains within permitted deviations.

The plans' Investment Manager monitors market events and risk exposures to foreign currencies, interest rates, market risks, credit risks and liquidity risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged. As at December 31, 2025, net of the adjusted or hedged amount, the plans were 62% (2024 - 59%) exposed to the Canadian dollar, 27% (2024 - 27%) to the US dollar, 6% (2024 - 8%) to European currencies, 1% (2024 - 1%) to the Japanese Yen and 4% (2024 - 5%) to various other currencies. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are contractual agreements whose value is derived from interest rates, foreign currencies, commodities, or equities, among other fluctuating inputs and factors. They may include forwards, futures, options and swaps. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage counterparty credit risk, established policies require dealing with counterparties considered to be of high credit quality. Adequate liquidity is maintained to cover cash flows by monitoring factors such as fair value, collateral pledged and received, repurchase agreements and securities lending agreements.

Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

Fair value of plan assets by asset class

In millions	Fair value measurements at December 31, 2025 Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments (1)	$ 158	$ 46	$ 112	$ —	$ —
Bonds (2)					
Canada, U.S. and supranational	266	—	266	—	—
Provinces of Canada and municipalities	6,384	—	6,384	—	—
Corporate	2,308	—	2,308	—	—
Emerging market debt (3)	380	—	380	—	—
Private debt (4)	799	—	—	—	799
Public equities (5)					
Canadian	287	287	—	—	—
U.S.	3,325	3,325	—	—	—
International	2,180	2,180	—	—	—
Private equities (6)	766	—	—	—	766
Real estate (7)	494	—	—	213	281
Resource and royalties (8)	1,399	411	—	988	—
Infrastructure (9)	521	—	—	—	521
Absolute return funds (10)					
Multi-strategy	1,391	—	—	—	1,391
Fixed income	65	—	—	—	65
Equity	460	—	—	—	460
Global macro	859	—	—	—	859
Derivative assets (11)	102	10	92	—	—
Derivative liabilities (11)	(39)	—	(39)	—	—
Total investments	**$ 22,105**	**$ 6,259**	**$ 9,503**	**$ 1,201**	**$ 5,142**
Investment-related liabilities (12)	(3,619)				
Other (13)	103				
Total plan assets	**$ 18,589**				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the following page.

In millions	Fair value measurements at December 31, 2024 Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments [1]	$ 186	$ 61	$ 125	$ —	$ —
Bonds [2]					
Canada, U.S. and supranational	76	—	76	—	—
Provinces of Canada and municipalities	6,337	—	6,337	—	—
Corporate	2,278	—	2,278	—	—
Emerging market debt [3]	380	—	380	—	—
Private debt [4]	950	—	—	—	950
Public equities [5]					
Canadian	245	245	—	—	—
U.S.	2,581	2,581	—	—	—
International	2,334	2,334	—	—	—
Private equities [6]	738	—	—	—	738
Real estate [7]	519	—	—	238	281
Resource and royalties [8]	1,324	311	66	947	—
Infrastructure [9]	653	—	—	—	653
Absolute return funds [10]					
Multi-strategy	1,357	—	—	—	1,357
Fixed income	71	—	—	—	71
Equity	511	—	—	—	511
Global macro	858	—	—	—	858
Derivative assets [11]	87	12	75	—	—
Derivative liabilities [11]	(183)	—	(183)	—	—
Total investments	$ 21,302	$ 5,544	$ 9,154	$ 1,185	$ 5,419
Investment-related liabilities [12]	(2,960)				
Other [13]	93				
Total plan assets	$ 18,435				

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.

Footnotes to the tables follow on the following page.

Fair value of investments classified as Level 3

In millions	**Fair value measurements based on significant unobservable inputs (Level 3)** Real estate [7]	Resource and royalties [8]	Total
Balance at December 31, 2023	$ 252	$ 915	$ 1,167
Actual return relating to assets still held at the reporting date	7	53	60
Purchases	1	69	70
Sales	(6)	—	(6)
Disbursements	(16)	(90)	(106)
Balance at December 31, 2024	238	947	1,185
Actual return relating to assets still held at the reporting date	(17)	61	44
Purchases	—	138	138
Disbursements	(8)	(158)	(166)
Balance at December 31, 2025	**$ 213**	**$ 988**	**$ 1,201**

Footnotes to the tables follow on the following page.

(1) Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.

(2) Bonds are valued using mid-market prices obtained from independent pricing data suppliers.

(3) Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.

(4) Private debt investments are valued based on the net asset value as reported by each fund's manager, generally based on the present value of future net cash flows using current market yields for comparable instruments. In 2025, $nil (2024 - $45 million) of private debt investments are included as part of the specialty portfolio strategy.

(5) The fair value of public equity investments is based on quoted prices in active markets.

(6) Private equity investments are valued based on the net asset value as reported by each fund's manager, generally using discounted cash flow analysis or earnings multiples. In 2025, $nil (2024 - $338 million) of private equity investments are included as part of the specialty portfolio strategy.

(7) The fair value of real estate investments categorized as Level 3 includes immovable properties. Land is valued based on the fair value of comparable assets, and income producing properties are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of all immovable properties are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(8) Resource and royalties investments categorized as Level 1 are valued based on quoted prices in active markets. Almost all of the investments in resource and royalties categorized as Level 3 consist of operating resource and royalties properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted oil, gas or other commodity prices and future projected annual production and costs.

(9) The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(10) Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days.

(11) Derivative assets and liabilities are valued using quoted market prices when available and are categorized as Level 1, or based on valuation techniques using market data when quoted market prices are not available and are categorized as Level 2. Derivative financial instruments are now segregated by type rather than by asset category to reflect the instrument's primary underlying risk exposure. Consequently, the 2024 figures have also been reclassified to conform to the current year's presentation, including reclassifying derivative assets and liabilities as separate line items in the fair value of plan assets by asset class table above and removing the corresponding amounts from the related asset categories. The following table presents the fair value asset/unrealized gain or liability/unrealized loss positions and notional values as at December 31, 2025 and 2024:

	Year ended December 31, 2025			Year ended December 31, 2024		
		Fair value			Fair value	
In millions	**Notional value (a)**	**Asset/ unrealized gain**	**Liability/ unrealized loss**	Notional value (a)	Asset/ unrealized gain	Liability/ unrealized loss
Interest rate						
Futures contracts	**$ 259**	**$ —**	**$ —**	$ 320	$ —	$ —
Bond forwards (b)	**57**	**4**	**(5)**	51	2	(2)
Bond swaps	**464**	**1**	**(3)**	353	11	(1)
Credit default swaps	**552**	**—**	**(12)**	288	—	(6)
Foreign exchange						
Forward contracts	**5,343**	**63**	**(3)**	4,894	37	(139)
Futures contracts	**—**	**—**	**—**	30	—	—
Options purchased	**299**	**6**	**(1)**	286	9	—
Options written	**81**	**—**	**(1)**	196	—	(5)
Equity						
Futures contracts	**183**	**—**	**—**	166	1	—
Options purchased	**31**	**10**	**—**	48	12	—
Options written	**2**	**—**	**—**	—	—	—
Swaps	**1,430**	**16**	**(14)**	2,062	14	(23)
Commodity						
Futures contracts	**3**	**—**	**—**	—	—	—
Index swaps	**195**	**2**	**—**	144	1	(1)
Swaps	**—**	**—**	**—**	37	—	(6)
Total	**$ 8,899**	**$ 102**	**$ (39)**	$ 8,875	$ 87	$ (183)

(a) Notional value represents the contractual amount to which a rate or price is applied in order to calculate the exchange of cash flows under derivative contracts. Notional values are also the basis upon which the returns from, and the fair value of, the contracts is determined. It does not necessarily represent the future cash flows to be exchanged nor does it indicate the exposure to market or credit risks.

(b) Bond forwards include $154 million (2024 - $135 million) of notional value of bond forward short positions with $4 million of assets (2024 - $1 million) and $nil of liabilities (2024 - $nil).

(12) Investment-related liabilities include securities sold under repurchase agreements. The securities sold under repurchase agreements do not meet the conditions to be removed from the assets and are therefore maintained on the books with an offsetting liability recorded to represent the financing nature of this transaction. These agreements are recorded at cost which together with accrued interest approximates fair value due to their short-term nature.

(13) Other consists of operating assets of $170 million (2024 - $164 million) and liabilities of $67 million (2024 - $71 million) required to administer the Trusts' investment assets and the plans' benefits and funding activities. Such assets and liabilities are valued at cost and have not been assigned to a fair value category.

Obligations and funded status for defined benefit pension and other postretirement benefit plans

In millions *Year ended December 31,*	Pensions 2025	Pensions 2024	Other postretirement benefits 2025	Other postretirement benefits 2024
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$ 14,244**	$ 14,755	**$ 143**	$ 145
Interest cost	**604**	669	**6**	7
Actuarial loss (gain) on projected benefit obligation [(1)]	**(382)**	(319)	**(4)**	(2)
Current service cost	**80**	91	**1**	1
Plan participants' contributions	**59**	63	**—**	—
Foreign currency changes	**(12)**	20	**(2)**	3
Benefit payments, settlements and transfers	**(1,037)**	(1,035)	**(10)**	(11)
Projected benefit obligation at the end of the year [(2)]	**$ 13,556**	$ 14,244	**$ 134**	$ 143
Component representing future salary increases	**(47)**	(71)	**—**	—
Accumulated benefit obligation at end of year	**$ 13,509**	$ 14,173	**$ 134**	$ 143
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 18,435**	$ 17,533	**$ —**	$ —
Net employer contributions (withdrawals) [(3)]	**(8)**	25	**—**	—
Plan participants' contributions	**59**	63	**—**	—
Foreign currency changes	**(10)**	15	**—**	—
Actual return on plan assets	**1,150**	1,834	**—**	—
Benefit payments, settlements and transfers	**(1,037)**	(1,035)	**—**	—
Fair value of plan assets at end of year [(2)]	**$ 18,589**	$ 18,435	**$ —**	$ —
Funded status - Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year	**$ 5,033**	$ 4,191	**$ (134)**	$ (143)

(1) The pensions' actuarial gain for the year ended December 31, 2025 was mostly due to a 23 basis point increase in the end of year discount rate. The pensions' actuarial gain for the year ended December 31, 2024 was mostly due to changes in certain demographic-related assumptions including mortality following an experience study conducted during the year.

(2) For the CN Pension Plan, as at December 31, 2025, the projected benefit obligation was $12,603 million (2024 - $13,241 million) and the fair value of plan assets was $17,815 million (2024 - $17,642 million). The measurement date of all plans is December 31.

(3) Withdrawals reflect transfers of assets to fund the Company's contributions related to the defined contribution component of the CN Pension Plan following the merger.

Amounts recognized in the Consolidated Balance Sheets

In millions *As at December 31,*	Pensions 2025	Pensions 2024	Other postretirement benefits 2025	Other postretirement benefits 2024
Noncurrent assets - Pension asset	**$ 5,362**	$ 4,541	**$ —**	$ —
Current liabilities *(Note 14)*	**—**	—	**(10)**	(10)
Noncurrent liabilities - Pension and other postretirement benefits	**(329)**	(350)	**(124)**	(133)
Total amount recognized	**$ 5,033**	$ 4,191	**$ (134)**	$ (143)

Amounts recognized in Accumulated other comprehensive loss (Note 20)

In millions *As at December 31,*	Pensions 2025	Pensions 2024	Other postretirement benefits 2025	Other postretirement benefits 2024
Net actuarial gain (loss)	**$ (1,589)**	$ (2,019)	**$ 24**	$ 26
Prior service credit (cost)	**$ —**	$ —	**$ 11**	$ 15

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets

In millions *As at December 31,*	Pensions 2025	Pensions 2024
Accumulated benefit obligation [(1)]	**$ 434**	$ 456
Fair value of plan assets [(1)]	**$ 104**	$ 106

(1) All of the Company's other postretirement benefit pension plans have an accumulated benefit obligation in excess of plan assets.

Information for defined benefit pension plans with a projected benefit obligation in excess of plan assets

In millions *As at December 31,*	Pensions	
	2025	2024
Projected benefit obligation	**$ 434**	$ 456
Fair value of plan assets	**$ 104**	$ 106

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

In millions *Year ended December 31,*	Pensions			Other postretirement benefits		
	2025	2024	2023	**2025**	2024	2023
Current service cost	**$ 80**	$ 91	$ 83	**$ 1**	$ 1	$ 1
Other components of net periodic benefit cost (income)						
Interest cost	**604**	669	703	**6**	7	7
Expected return on plan assets	**(1,160)**	(1,182)	(1,186)	**—**	—	—
Amortization of prior service cost (credit)	**—**	—	—	**(4)**	(4)	(3)
Amortization of net actuarial loss (gain)	**58**	62	7	**(6)**	(6)	(7)
Total Other components of net periodic benefit cost (income)	**$ (498)**	$ (451)	$ (476)	**$ (4)**	$ (3)	$ (3)
Net periodic benefit cost (income)	**$ (418)**	$ (360)	$ (393)	**$ (3)**	$ (2)	$ (2)

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

As at December 31,	Pensions			Other postretirement benefits		
	2025	2024	2023	**2025**	2024	2023
To determine projected benefit obligation						
Discount rate (1)	**4.88 %**	4.65 %	4.64 %	**4.95 %**	4.85 %	4.71 %
Rate of compensation increase (2)	**2.75 %**	2.75 %	2.75 %	**2.75 %**	2.75 %	2.75 %
To determine net periodic benefit cost (income)						
Rate to determine current service cost (3)	**4.80 %**	4.62 %	5.25 %	**5.03 %**	4.73 %	5.17 %
Rate to determine interest cost (3)	**4.30 %**	4.61 %	5.21 %	**4.52 %**	4.68 %	5.23 %
Rate of compensation increase (2)	**2.75 %**	2.75 %	2.75 %	**2.75 %**	2.75 %	2.75 %
Expected return on plan assets (4)	**7.10 %**	7.30 %	7.60 %	**N/A**	N/A	N/A

(1) The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.

(2) The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.

(3) The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity.

(4) The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2025, the Company used a long-term rate of return assumption of 7.10% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of investments are recognized over a period of five years, while investment income is recognized immediately. The market-related value is also subject to a corridor approach to not exceed 110% or be less than 90% of the fair value and any amount causing the market-related value to be outside the 10% corridor is recognized immediately in the market-related value of assets. In 2026, the Company will maintain the expected long-term rate of return of 7.10% reflecting management's current view of long-term investment returns.

Expected future benefit payments

In millions		Pensions		Other postretirement benefits
2026	$	1,032	$	10
2027	$	1,021	$	10
2028	$	1,008	$	10
2029	$	995	$	10
2030	$	983	$	10
Years 2031 to 2035	$	4,693	$	45

Defined contribution and other plans

The Company maintains defined contribution pension plans for salaried employees as well as certain employees covered by collective bargaining agreements. Effective April 1, 2024, all non-unionized members impacted by the defined benefit plan freeze were transferred to the Company's defined contribution pension plans for their future service. The Company also maintains other plans including a Section 401(k) savings plan for U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2025, amounted to $50 million (2024 - $44 million; 2023 - $26 million).

Contributions to multi-employer plan

Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $3 million in 2025 (2024 - $4 million; 2023 - $6 million). The annual contribution rate for the plan was $46.34 per month per active employee for 2025 (2024 - $67.05). The plan covered 128 retirees in 2025 (2024 - 148 retirees).

18 – Share capital

Authorized capital stock

The authorized capital stock of the Company is as follows:

- Unlimited number of Common Shares, without par value
- Unlimited number of Class A Preferred Shares, without par value, issuable in series
- Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	*As at December 31,*	**2025**	2024	2023
Issued common shares		**614.4**	628.8	643.8
Common shares in Share Trusts		**(1.1)**	(0.9)	(1.1)
Outstanding common shares		**613.3**	627.9	642.7

Repurchase of common shares

The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company may repurchase up to 20.0 million common shares between February 4, 2025 and February 3, 2026 under its NCIB. As at December 31, 2025, the Company had repurchased 14.3 million common shares under this NCIB.

On June 20, 2024, the Canadian government enacted legislation implementing a two percent tax on net share repurchases made on or after January 1, 2024. As a result, the Company has accrued a liability of $39 million for the net share repurchases made during the year ended December 31, 2025 (2024 - $51 million), which was accounted for as a direct cost of common share repurchases and recorded in Shareholders' equity. The tax obligation is required to be paid within the first quarter of the following year.

In millions, except per share data	*Year ended December 31,*	**2025**	2024	2023
Number of common shares repurchased		**14.9**	15.4	29.1
Weighted-average price per share (1)		**$ 137.51**	$ 172.07	$ 156.37
Amount of repurchase (1)		**$ 2,047**	$ 2,651	$ 4,551

(1) Includes brokerage fees and tax on share repurchases.

See *Note 24 – Subsequent event* for information on the Company's new NCIB.

Share Trusts

The Company's Share Trusts purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP) (see *Note 19 – Stock-based compensation*). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to the participants of the Share Units Plan or the ESIP. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations under the Share Units Plan.

Share purchases

In millions, except per share data	*Year ended December 31,*	**2025**	2024	2023
Share purchases by Share Units Plan Share Trusts				
Number of common shares		**0.1**	0.1	–
Weighted-average price per share		**$ 137.28**	$ 173.49	$ –
Amount of purchase		**$ 13**	$ 20	$ –
Share purchases by ESIP Share Trusts				
Number of common shares		**0.3**	0.2	0.2
Weighted-average price per share		**$ 138.23**	$ 163.11	$ 156.89
Amount of purchase		**$ 43**	$ 30	$ 28
Total purchases		**$ 56**	$ 50	$ 28

Share settlements

In millions, except per share data	*Year ended December 31,*	**2025**	2024	2023
Share settlements by Share Units Plan Share Trusts				
Number of common shares		**–**	0.3	0.3
Weighted-average price per share		**$ 127.87**	$ 127.87	$ 122.08
Amount of settlement		**$ 5**	$ 37	$ 31
Share settlements by ESIP Share Trusts				
Number of common shares		**0.2**	0.2	0.2
Weighted-average price per share		**$ 150.98**	$ 157.51	$ 151.32
Amount of settlements		**$ 28**	$ 28	$ 23
Total settlements		**$ 33**	$ 65	$ 54

19 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.

Stock-based compensation expense

In millions *Year ended December 31,*		2025		2024		2023
Share Units Plan	**$**	**64**	$	33	$	25
Voluntary Incentive Deferral Plan (VIDP)		**1**		1		2
Stock Option Plan		**11**		12		11
Employee Share Investment Plan (ESIP)		**30**		28		26
Total stock-based compensation expense	**$**	**106**	$	74	$	64
Income tax impacts of stock-based compensation						
Tax benefit recognized in income	**$**	**27**	$	18	$	15
Excess tax benefit (deficiency) recognized in income	**$**	**(6)**	$	15	$	10

Share Units Plan

The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards and restricted share unit (RSU) awards.

PSU-ROIC awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the performance condition results in a performance vesting factor that ranges from 0% to 200%. Settlement of the 2023 PSU-ROIC award is also conditional upon the attainment of a minimum share price market condition, calculated using the average of the last three months of the plan period. PSU-ROIC awards granted in 2024 and thereafter are not subject to a minimum share price condition.

PSU-TSR awards settle depending on the level of attainment of a target total shareholder return (TSR) market condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the market condition results in a performance vesting factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and the S&P/TSX 60 companies for awards granted in 2023, and relative to the S&P North American LargeMidCap transportation index for awards granted in 2024 and thereafter.

RSU awards settle depending on continued employment throughout the plan period, and are not subject to market or performance conditions.

For PSU and RSU awards granted on or after January 1, 2024, dividends declared and paid on common shares accumulate in the form of additional units on a quarterly basis over the plan period.

PSUs and RSUs are settled in common shares of the Company by way of disbursement from the Share Trusts (see *Note 18 – Share capital*). The number of shares remitted to the participant upon settlement is equal to the sum of the number of PSUs awarded multiplied by the performance vesting factor and the number of RSUs awarded, less shares withheld to satisfy the participant's withholding tax requirement. This calculation also includes units granted in lieu of dividends for the Share Units Plan awards granted as of January 1, 2024.

	PSU-ROIC (1)		PSU-TSR (2)		RSUs (3)	
	Units *In millions*	Weighted-average grant date fair value	Units *In millions*	Weighted-average grant date fair value	Units *In millions*	Weighted-average grant date fair value
Outstanding at December 31, 2024	0.4	$ 123.77	0.4	$ 192.33	0.2	$ 157.55
Granted (4)	0.3	$ 143.37	0.1	$ 186.96	0.3	$ 143.89
Settled (5)	—	$ —	(0.1)	$ 179.03	—	$ 132.53
Forfeited	(0.1)	$ 133.59	—	$ 191.49	—	$ 146.87
Expired (6)	(0.2)	$ 89.37	(0.1)	$ 174.04	—	$ —
Outstanding at December 31, 2025	**0.4**	**$ 153.18**	**0.3**	**$ 198.61**	**0.5**	**$ 148.51**
Nonvested at December 31, 2024	0.4	$ 123.77	0.2	$ 192.33	0.2	$ 157.55
Granted (4)	0.3	$ 143.37	0.1	$ 186.96	0.3	$ 143.89
Vested (7)	—	$ —	—	$ —	(0.1)	$ 143.47
Forfeited	(0.1)	$ 133.59	—	$ 191.49	—	$ 146.87
Expired (6)	(0.2)	$ 89.37	(0.1)	$ 174.04	—	$ —
Nonvested at December 31, 2025	**0.4**	**$ 153.18**	**0.2**	**$ 198.61**	**0.4**	**$ 149.18**

(1) The grant date fair value of equity settled PSU-ROIC awards granted in 2025 of $36 million is valued based on the closing share price of the Company's stock on the date of the grant. As at December 31, 2025, total unrecognized compensation cost related to all outstanding awards was $14 million and is expected to be recognized over a weighted-average period of 1.9 years.

(2) The grant date fair value of equity settled PSU-TSR awards granted in 2025 of $30 million is calculated using a Monte Carlo simulation model. As at December 31, 2025, total unrecognized compensation cost related to all outstanding awards was $22 million and is expected to be recognized over a weighted-average period of 1.8 years.

(3) The grant date fair value of equity settled RSU awards granted in 2025 of $49 million is valued based on the closing share price of the Company's stock on the date of the grant. As at December 31, 2025, total unrecognized compensation cost related to all outstanding awards was $27 million and is expected to be recognized over a weighted-average period of 1.5 years.

(4) Units granted in lieu of dividends have not been quantified as they relate to a nominal amount of units.

(5) Equity settled PSU-TSR awards granted in 2022 attained a performance vesting factor of 50%. In the first quarter of 2025, these awards were settled, net of the remittance of the participants' withholding tax obligation of $4 million, by way of disbursement from the Share Trusts of a nominal number of common shares.

(6) For the 2023 grant, the levels of ROIC and TSR attained resulted in performance vesting factors of 0%. As a result, no PSUs vested under this award. Equity settled PSU-ROIC awards granted in 2023 of 0.2 million units with a fair value of $nil did not meet the vesting conditions as of December 31, 2025. Equity settled PSU-TSR awards granted in 2023 of 0.1 million units with a fair value of $21 million did not meet the vesting conditions as of December 31, 2025.

(7) These awards are expected to be settled in the first quarter of 2026.

Additional information

Year of grant	**2025**	2024	2023
Assumptions (1)			
Stock price *($)* (2)	**143.38**	166.67	157.91
Expected stock price volatility *(%)* (3)	**18**	20	26
Expected term *(years)* (4)	**3.0**	3.0	3.0
Risk-free interest rate *(%)* (5)	**2.55**	3.80	3.38
Dividend rate *($)* (6)	**3.56**	3.38	3.16
Weighted-average grant date fair value *($)*			
PSU-ROIC	**143.37**	166.63	89.37
PSU-TSR	**186.96**	217.75	174.04
RSU	**143.68**	166.64	142.39

(1) Represents the weighted-average assumptions used to calculate the grant date fair values of equity settled PSU-TSR awards.

(2) Represents the closing stock price on the grant date.

(3) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(4) Represents the period of time that awards are expected to be outstanding.

(5) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(6) Based on the annualized dividend rate.

Voluntary Incentive Deferral Plan

The Company's VIDP provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at the time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs have reached their deferral limit, which is expressed as a multiple of their base salary.

DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.

	DSUs (1)		
	Units *In millions*	Weighted-average grant date fair value	
Outstanding at December 31, 2024	0.3	$	120.55
Granted	—	$	147.94
Settled	—	$	124.64
Outstanding at December 31, 2025 (2)	**0.3**	**$**	**121.72**

(1) The grant date fair value of equity settled DSUs granted in 2025 of $3 million is calculated using the Company's stock price on the grant date. As at December 31, 2025, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $39 million.

(2) The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period, and the withholding tax obligation remitted on the settlement of DSU awards have not been quantified as they relate to a nominal number of units.

Stock Option Plan

The Company's Stock Option Plan allows for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the grant date. The options issued by the Company are conventional options that vest over a period of time. Options generally vest over a period of four years of continuous employment for options granted in 2024 and thereafter. Options granted between 2020 and 2023 generally vest over a period of five years. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2025, 12.2 million common shares remained authorized for future issuances under these plans.

During the year ended December 31, 2025, the Company granted 0.6 million (2024 - 0.4 million; 2023 - 0.6 million) stock options.

	Options outstanding			Nonvested options		
	Number of options *In millions*	Weighted-average exercise price		Number of options *In millions*	Weighted-average grant date fair value	
Outstanding at December 31, 2024 (1)	3.2	$	142.55	1.4	$	29.82
Granted (2)	0.6	$	143.19	0.6	$	26.36
Forfeited/Cancelled	(0.2)	$	152.19	(0.2)	$	29.44
Exercised (3)	(0.5)	$	115.01	N/A		N/A
Vested (4)	N/A		N/A	(0.6)	$	26.96
Outstanding at December 31, 2025 (1)	**3.1**	**$**	**141.35**	**1.2**	**$**	**29.40**
Exercisable at December 31, 2025 (1)	**1.8**	**$**	**134.32**	**N/A**		**N/A**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) The grant date fair value of options granted in 2025 of $15 million ($26.36 per option) is calculated using the Black-Scholes option-pricing model. As at December 31, 2025, total unrecognized compensation cost related to all outstanding awards was $17 million and is expected to be recognized over a weighted-average period of 2.3 years.

(3) The total intrinsic value of options exercised in 2025 was $14 million (2024 - $29 million; 2023 - $33 million). The cash received upon exercise of options in 2025 was $56 million (2024 - $41 million; 2023 - $49 million).

(4) The grant date fair value of options vested in 2025 was $14 million (2024 - $11 million; 2023 - $10 million).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2025 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2025 at the Company's closing stock price of $135.75.

	Options outstanding				Options exercisable		
Range of exercise prices	Number of options *In millions*	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value *In millions*	Number of options *In millions*	Weighted-average exercise price	Aggregate intrinsic value *In millions*
$ 74.18 - $ 120.00	0.5	2.2	$ 103.61	$ 16	0.5	$ 103.61	$ 16
$ 120.01 - $ 135.00	0.5	4.5	$ 129.73	3	0.4	$ 129.45	3
$ 135.01 - $ 150.00	0.8	7.5	$ 140.22	—	0.3	$ 143.13	—
$ 150.01 - $ 165.00	0.8	6.7	$ 159.12	—	0.4	$ 158.95	—
$ 165.01 - $ 178.52	0.5	7.6	$ 169.02	—	0.2	$ 169.30	—
Balance at December 31, 2025 [(1)]	**3.1**	**5.9**	**$ 141.35**	**$ 19**	**1.8**	**$ 134.32**	**$ 19**

(1) Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. The weighted-average years to expiration of exercisable stock options was 4.6 years.

Additional information

Year of grant	**2025**	2024	2023
Assumptions			
Grant price *($)*	**143.19**	166.61	157.89
Expected stock price volatility *(%)* [(1)]	**22**	23	23
Expected term *(years)* [(2)]	**5.3**	5.4	5.5
Risk-free interest rate *(%)* [(3)]	**2.67**	3.50	2.98
Dividend rate *($)* [(4)]	**3.55**	3.38	3.16
Weighted-average grant date fair value *($)*	**26.36**	36.53	32.96

(1) Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.

(2) Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.

(3) Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.

(4) Based on the annualized dividend rate.

Employee Share Investment Plan

The Company has an ESIP giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.

Company contributions to the ESIP, which consist of shares purchased on the open market, are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Company contributions to the ESIP are held in Share Trusts until vesting, at which time shares are delivered to the employee.

	ESIP	
	Number of shares *In millions*	Weighted-average share price
Unvested contributions, December 31, 2024	0.2	$ 163.25
Company contributions	0.3	$ 138.50
Vested [(1)]	(0.2)	$ 163.11
Forfeited	—	$ 143.95
Unvested contributions, December 31, 2025 [(2)]	**0.3**	**$ 138.17**

(1) The total fair value of units purchased with Company contributions that vested in 2025 was $30 million (2024 - $28 million).

(2) As at December 31, 2025, total unrecognized compensation cost related to all outstanding units was $17 million and is expected to be recognized over the next 12 months.

Additional information

Year ended December 31,	**2025**	2024	2023
Number of participants holding shares	**22,015**	21,492	21,450
Total number of ESIP shares purchased on behalf of employees *(millions)*	**1.6**	1.2	1.2

20 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense) [(1)]	Total net of tax
Balance at December 31, 2022	$ (70)	$ (2,669)	$ 3	$ (2,736)	$ 767	$ (1,969)
Other comprehensive income (loss) before reclassifications:						
Translation of net investment [(2)]	(363)			(363)	–	(363)
Translation of US dollar debt [(3)]	262			262	(33)	229
Derivative instruments [(4)]			97	97	(25)	72
Actuarial loss arising during the year		(331)		(331)	86	(245)
Amounts reclassified from Accumulated other comprehensive loss:						
Amortization of prior service credit		(3)		(3)	1	(2)
Amortization of gain on treasury lock			(1)	(1)	–	(1)
Other comprehensive income (loss)	(101)	(334)	96	(339)	29	(310)
Balance at December 31, 2023	(171)	(3,003)	99	(3,075)	796	(2,279)
Other comprehensive income (loss) before reclassifications:						
Translation of net investment [(2)]	1,377			1,377	–	1,377
Translation of US dollar debt [(3)]	(989)			(989)	130	(859)
Derivative instruments [(4)]			(15)	(15)	4	(11)
Actuarial gain arising during the year		973		973	(255)	718
Amounts reclassified from Accumulated other comprehensive loss:						
Amortization of net actuarial loss		56		56	(14)	42
Amortization of prior service credit		(4)		(4)	–	(4)
Amortization of gain on treasury lock			(5)	(5)	1	(4)
Other comprehensive income (loss)	388	1,025	(20)	1,393	(134)	1,259
Balance at December 31, 2024	217	(1,978)	79	(1,682)	662	(1,020)
Other comprehensive income (loss) before reclassifications:						
Translation of net investment [(2)]	(834)			(834)	–	(834)
Translation of US dollar debt [(3)]	548			548	(72)	476
Derivative instruments [(4)]			(46)	(46)	4	(42)
Actuarial gain arising during the year		376		376	(99)	277
Amounts reclassified from Accumulated other comprehensive loss:						
Amortization of net actuarial loss [(5)]		52		52	(14)	38
Amortization of prior service credit		(4)		(4)	1	(3)
Amortization of derivative instruments [(6)]			44	44	(3)	41
Other comprehensive income (loss)	(286)	424	(2)	136	(183)	(47)
Balance at December 31, 2025	**$ (69)**	**$ (1,554)**	**$ 77**	**$ (1,546)**	**$ 479**	**$ (1,067)**

(1) The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.

(2) Foreign exchange gain/(loss) on translation of net investment in foreign operations.

(3) Foreign exchange gain/(loss) on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.

(4) The cumulative changes in fair values of cross-currency interest rate swaps and the cumulative gains or losses of treasury locks are included in Derivative instruments. See *Note 22 – Financial instruments* for additional information.

(5) Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit income. See *Note 17 – Pensions and other postretirement benefits* for additional information.

(6) Includes the amortization of treasury locks for the year ended December 31, 2025 of $4 million, as well as the amortization of cross-currency interest rate swaps related to foreign currency exposure and interest expense. See *Note 22 – Financial instruments* for additional information.

21 – Major commitments and contingencies

Purchase commitments

As at December 31, 2025, the Company had fixed and variable commitments to purchase information technology services and licenses, rail, engineering services, locomotives, railroad cars, wheels, rail ties, as well as other equipment and services with a total estimated cost of $2,121 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies

In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Personal injury and other claims provisions - Canada

Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In 2025, 2024 and 2023 the Company recorded an increase of $1 million, a decrease of $4 million and an increase of $11 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.

In millions		**2025**		2024		2023
Beginning of year	**$**	**165**	$	180	$	168
Accruals and other		**71**		41		44
Payments		**(38)**		(56)		(32)
End of year	**$**	**198**	$	165	$	180
Current portion - End of year	**$**	**45**	$	29	$	24

Personal injury and other claims provisions - United States

Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the *Federal Employers' Liability Act* (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.

For employee work-related injuries, including asserted non-occupational disease claims, third-party claims, including grade crossing, trespasser and property damage claims, and occupational disease claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.

In 2025, the Company recorded an increase of $7 million to its provision for U.S. personal injury and other claims attributable to third-party claims, occupational disease claims and non-occupational disease claims pursuant to the 2025 actuarial valuation. In 2024 and 2023, actuarial valuations resulted in an increase of $13 million and an increase of $2 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to non-occupational disease claims, third -party claims and occupational disease claims reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

In millions		**2025**		2024		2023
Beginning of year	**$**	**119**	$	131	$	128
Accruals and other		**36**		43		34
Payments		**(39)**		(65)		(28)
Foreign exchange		**(4)**		10		(3)
End of year	**$**	**112**	$	119	$	131
Current portion - End of year	**$**	**26**	$	18	$	27

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2025, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters

The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and above ground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns

The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Other expense in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), the Company through one of its subsidiaries was notified by the U.S. Environmental Protection Agency (EPA) on February 28, 2024 that the EPA considers it a potentially responsible party (PRP), along with at least five other previously notified parties, with respect to the Matthiessen & Hegeler Zinc Company Site (Site) in LaSalle, Illinois. The EPA also requested that the Company respond to certain information requests, which the Company did on June 30, 2024. The Company’s designation as a PRP is based on claims that the Company, or its predecessors, had land holdings historically that were leased to others for commercial or industrial uses that may allegedly have resulted in the disposal of hazardous substances onto the Site. Based on remedial investigations and feasibility studies previously conducted, the EPA issued a Record of Decision outlining the clean-up plan for the Site and certain off-Site areas. In the second quarter of 2025, CN received a special notice letter from the EPA which requested CN to respond with a good faith offer by August 4, 2025. The Company responded to the EPA on August 4, 2025 reiterating why it should not be considered a PRP for the Site and as at February 4, 2026, there have been no further developments. The Company has not accrued for any obligation related to the remediation of the Site as it has not been able to confirm to what, if any, extent it contributed to the contamination, the extent and cost of remediation and the contribution of other potentially responsible parties and their ability to pay for their obligations.

For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage.

Environmental provisions

In millions	**2025**	2024	2023
Beginning of year	**$ 56**	$ 58	$ 59
Accruals and other	**38**	15	17
Payments	**(29)**	(19)	(19)
Foreign exchange	**(1)**	2	1
End of year	**$ 64**	$ 56	$ 58
Current portion - End of year	**$ 38**	$ 40	$ 39

The Company anticipates that the majority of the liability at December 31, 2025 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns

While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:

- the lack of specific technical information available with respect to many sites;
- the absence of any government authority, third-party orders, or claims with respect to particular sites;
- the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
- the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences

In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance

The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2025 amounted to $48 million (2024 - $47 million; 2023 - $32 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2025 amounted to $25 million (2024 - $27 million; 2023 - $13 million).

Guarantees and indemnifications

In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

As at December 31, 2025, the Company had outstanding letters of credit of $321 million (2024 - $329 million) under the committed bilateral letter of credit facilities and $153 million (2024 - $142 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $147 million (2024 - $145 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.

As at December 31, 2025, the maximum potential liability under these guarantee instruments was $621 million (2024 - $616 million), of which $580 million (2024 - $571 million) related to other employee benefit liabilities and workers' compensation and $41 million (2024 - $45 million) related to other liabilities. The guarantee instruments expire at various dates between 2026 and 2027.

As at December 31, 2025, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees.

General indemnifications

In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2025, the Company had not recorded a liability with respect to any indemnifications.

22 – Financial instruments

Risk management

In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk

Foreign exchange forward contracts

The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2025, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$477 million (2024 - US$580 million). These outstanding contracts are at a weighted-average exchange rate of $1.39 per US$1.00 (2024 - $1.37 per US$1.00). The weighted-average term of the contracts is 110 days (2024 - 88 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2025, the Company recorded a loss of $37 million (2024 - gain of $226 million; 2023 - loss of $45 million) related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2025, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $10 million, respectively (2024 - $38 million and $nil, respectively).

Cross-currency interest rate swaps

As at December 31, 2025, the aggregate notional amount of cross-currency interest rate swaps entered into was US$975 million to hedge the US-to-Canadian dollar currency fluctuations on US dollar-denominated notes maturing on March 1, 2026 and July 15, 2028, for an aggregate principal amount of $1,401 million with a weighted average fixed annual interest rate of 3.33%.

These cross-currency interest rate swaps were designated as qualifying hedging instruments and were accounted for as cash flow hedges, with their critical terms corresponding to the related US dollar-denominated notes.

As at December 31, 2025, the cumulative changes in fair values of these cross-currency interest rate swaps recorded in Accumulated other comprehensive loss in derivative instruments resulted in a loss of $45 million. As at December 31, 2025, the amounts amortized from Accumulated other comprehensive loss to Other income related to foreign currency exposure was a loss of $62 million and to Interest expense was a gain of $14 million in the same period that the carrying values of the two US dollar-denominated notes were remeasured to Canadian dollars and the interest expense was recognized.

As at December 31, 2025, the fair value of outstanding cross-currency interest rate swaps included in Other current asset was $7 million, Accounts payable and other was $29 million and Other liabilities and deferred credits was $30 million.

The cash flows related to these cross-currency interest rate swaps that pertain to the periodic interest settlements are classified as operating activities and the cash flows that pertain to the principal balance will be classified as financing activities.

Interest rate risk

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements.

Treasury Locks

During 2025 and 2024, the Company entered into treasury lock agreements to hedge US Treasury benchmark rates related to expected debt issuances in 2025 and 2024, respectively. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. Upon settlement, cash proceeds or outflows were included in operating activities in the Consolidated Statements of Cash Flows, and the gain or loss was recorded in Accumulated other comprehensive loss which is amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income. In conjunction with the November 6, 2025 debt issuance, the Company settled total treasury locks with a notional amount of US$600 million ($847 million), resulting in a cumulative loss of $1 million. In conjunction with the September 18, 2024 debt issuance, the Company settled treasury locks with a notional amount of US$500 million ($680 million), resulting in a cumulative loss of $15 million. As at December 31, 2025 and 2024, there were no treasury locks outstanding.

Interest rate swaps

As at December 31, 2025, the Company had outstanding swaps with a notional amount of $1.0 billion designated as qualifying hedging instruments and accounted for as fair value hedges on a cumulative $1.0 billion of notes maturing on June 10, 2030 and June 10, 2035. The swaps were designed to hedge the interest rate risk associated with market fluctuations attributable to the CORRA. The fair value gain or loss on the swaps as well as any offsetting loss or gain on the hedged notes attributable to the hedged risk are recorded in Interest expense.

As at December 31, 2025, the cumulative change in fair value of these swaps recorded in Other current assets and Other liabilities and deferred credits resulted in a gain and loss of $5 million and $16 million, respectively. As at December 31, 2025, the hedging adjustment included in the carrying amount of the hedged notes within Long-term debt was a gain of $11 million.

Periodic net interest accruals for these swaps are recorded in Interest expense which was $1 million for the year ended December 31, 2025, and their related settlements will be included as part of cash flows from operating activities.

Fair value of financial instruments

The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:

- Level 1: Inputs are quoted prices for identical instruments in active markets
- Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
- Level 3: Significant inputs are unobservable

The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets, Intangible assets, goodwill and other and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency and interest rate risk. The fair value is measured by discounting future cash flows, estimated based on future interest rates and foreign exchange rates, as applicable, derived from market data and using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2025, the Company's debt, excluding finance leases, had a carrying amount of $21,201 million (2024 - $20,887 million) and a fair value of $20,246 million (2024 - $19,688 million). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

23 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. and the company determined that there is one reportable segment. Financial information reported at this level is used by the Company's chief operating decision-maker (CODM) identified as the Company's President and Chief Executive Officer, in evaluating financial and operational performance.

The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by management and are communicated to its regional activity centers (the Western Region, Eastern Region and U.S. Region). The Company's management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by the Company's management, as the regions' management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 86% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

The regions also demonstrate common characteristics in each of the following areas:

- each region's sole business activity is the transportation of freight over the Company's extensive rail network;
- the regions service national accounts that extend over the Company's various commodity groups and across its rail network;
- the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
- the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2025, 2024, and 2023, no major customer accounted for more than 10% of total revenues and the largest freight customer represented less than 3% of total annual freight revenues.

Net income and diluted earnings per share (EPS), which are reported on the Company's Consolidated Statements of Income, are the profit measures reviewed by the CODM. These measures are used by the CODM to assess segment profitability, allocate resources across CN's network, benchmark performance against targets and industry standards, analyze trends for strategic planning and forecasting and communicating results to stakeholders.

Significant segment expenses regularly provided to the CODM and included within net income and EPS are the expense captions detailed in the Consolidated Statements of Income. The measure of segment assets is reported on the Consolidated Balance Sheets as Total assets. Segment property additions is reported on the Consolidated Statements of Cash Flows as Property additions.

Geographic information

In millions	*Year ended December 31,*	**2025**	2024	2023
Revenues				
Canada		**$ 12,104**	$ 11,875	$ 11,570
U.S.		**5,200**	5,171	5,258
Total revenues		**$ 17,304**	$ 17,046	$ 16,828

In millions	*As at December 31,*	**2025**	2024
Long-lived assets			
Canada		**$ 28,133**	$ 26,635
U.S.		**21,455**	21,810
Total long-lived assets (1)		**$ 49,588**	$ 48,445

(1) The Company defines long-lived assets as Properties and Operating lease right-of-use assets.

24 – Subsequent event

Normal course issuer bid

On January 30, 2026, the Company announced that its Board of Directors had approved a new NCIB, which allows for the repurchase of up to 24.0 million common shares between February 4, 2026 and February 3, 2027.

Additional copies of this report are available from:

CN Public and Government Affairs
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Telephone: 1-888-888-5909
Email: contact@cn.ca

La version française du présent rapport peut être demandée auprès des :

Affaires publiques et gouvernementales du CN
935, rue de La Gauchetière Ouest
Montréal (Québec) H3B 2M9
Téléphone : 1 888 888-5909
Courriel : contact@cn.ca

FSC www.fsc.org MIX Paper from responsible sources FSC® C102810
30%
PERMANENT
TCF
BIO GAS ENERGY

This report has been printed on 30% post-consumer recycled content.

935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
www.cn.ca


CN